INFORMATION STATEMENT

African Development Bank

          The African Development Bank (the “Bank” or “ADB”) intends from time to time to issue debt securities (the “Securities”) with maturities and on terms related to market conditions at the time of sale. The Securities may be sold to dealers or underwriters, who may resell the Securities in public offerings or otherwise. In addition, the Securities may be sold by the Bank directly or indirectly through agents.

          The specific aggregate principal amount, status, maturity, interest rate, or interest rate formula and dates of payment of interest, purchase price to be paid to the Bank, any terms for redemption or other special terms, currency or currencies, form and denomination of Securities, information as to stock exchange listings and the names and any compensation of the dealers, underwriters or agents in connection with the sale of the Securities being offered at a particular time (“Offered Securities”) will be set forth or referred to in a prospectus, offering circular, information memorandum, or supplemental information statement, or pricing supplement, together with the terms of offering of the Offered Securities.

          Securities issued by the Bank are not required to be registered under the U.S. Securities Act of 1933, as amended. Accordingly, no registration statement has been filed with the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”). The Securities have not been approved or disapproved by the Commission or any state securities commission nor has the Commission or any state securities commission passed upon the accuracy or adequacy of this Information Statement. Any representation to the contrary is a criminal offence in the United States of America.

          Recipients of this Information Statement should retain it for future reference, since it is intended that each prospectus, offering circular, information memorandum, or supplemental information statement, or pricing supplement prepared in connection with the issuance of Offered Securities will refer to this Information Statement for a description of the Bank and its financial condition and results of operation, until a new information statement is issued.

7 August 2006

AVAILABILITY OF INFORMATION

          The Bank will provide additional copies of this Information Statement and other information with respect to the Bank, including the Agreement Establishing the African Development Bank, as amended (the “Agreement”) and its annual report to the Boards of Governors, upon request. Written or telephone requests may be directed to the Bank’s Temporary Relocation Agency address at 15 Avenue du Ghana BP 323 – 1002 Tunis Belvédère, Tunisia, Attention: The Treasurer, telephone +216-71-10-20-28 and +216-71-10-21-06, facsimile +216-71-33-06-32 and +216-71-25-26-93. The Information Statement is also available on the Bank’s website (http://www.afdb.org). Except as otherwise indicated specifically, the documents and information on the Bank’s website are not intended to be incorporated by reference in this Information Statement.

          In the United States, this Information Statement is to be filed with the U.S. Securities and Exchange Commission (the SEC) electronically through the EDGAR system and will be available at the Internet address http://www.sec.gov/edgarhp.htm.

          The issuance of this Information Statement or any prospectus, offering circular, information memorandum, supplemental information statement, or pricing circular and the offering and sale of Securities are not a waiver by the Bank or by any of its members, Governors, Directors, Alternates, officers or employees of any of the rights, immunities, privileges or exemptions conferred upon any of them by the Agreement, or by any statute, law or regulation of any member of the Bank or any political subdivision of any member, all of which are hereby expressly reserved.

          The Bank uses a unit of account (the “Unit of Account” or “UA”) as its reporting currency. The Agreement originally provided that one UA equals 0.88867088 gram of fine gold. Prior to 8 February 1978, conversion of currencies was effected at the prevailing official parity rates declared by the International Monetary Fund (the “IMF”). In response to the abandonment of official parity rates by the IMF, the Board of Directors of the Bank resolved on 8 February 1978, that the weight of gold of the UA be deemed to be the equivalent in value to one Special Drawing Right of the IMF (the “SDR”) for all of the Bank’s accounting purposes. On 4 May 1978, the Board of Governors redefined the Unit of Account to be equivalent to one SDR. Since then, the Unit of Account has been valued for the purpose of the Bank’s financial statements as equivalent to one SDR. The amendment to the Agreement formally incorporating this definition of the Unit of Account is now in force. The value of the SDR, which may vary from day to day, is currently computed daily in U.S. dollars by the IMF.

          Except as otherwise specified, all amounts in this Information Statement and any prospectus, offering circular, information memorandum, supplemental information statement, or pricing supplement are expressed in UA. Currencies have been translated into UA at the rates of exchange used by the Bank and prevailing on the last day of the period presented. In certain instances, amounts in UA have also been presented in U.S. dollars at the conversion rates set forth below. Such presentations are made solely for convenience and should not be construed as a representation that the UA actually represents, has been or could be converted into U.S. dollars at these or any other rates.

          In recent years, there have been significant changes in the relative values of the U.S. dollar and the component currencies of the UA. The Bank makes no representation that would indicate that the U.S. dollar or any other currency accurately reflects the historical financial performance or present financial condition of the Bank. Exchange rates used by the Bank for converting UA into U.S. dollars are as follows:

		As of 31 December

	2005	2004	2003	2002	2001	2000

Rate of 1 UA = US$	1.42927	1.55301	1.48597	1.35952	1.25562	1.30291

LIST OF ABBREVIATIONS AND ACRONYMS

ADB	African Development Bank
ADF	African Development Fund
ALM	Asset and Liability Management
CCTA	Cumulative Currency Translation Adjustment CEAS
Cumulative Exchange Adjustment on Subscriptions
DRC	Democratic Republic of Congo
EMTN	Euro Medium-Term Note
GCI-IV	Fourth General Capital Increase
GCI-V	Fifth General Capital Increase GDIF
Global Debt Issuance Facility HIPC
Heavily Indebted Poor Countries
IAS	International Accounting Standard
IMF	International Monetary Fund IRWG
Interest Rate Risk Working Group
MTN	Medium-Term Note
NTF	Nigeria Trust Fund
OAU	Organization of African Unity
OECD	Organization for Economic Co-operation and Development
RMC	Regional Member Countries
SEAF	Special Emergency Assistance Fund for Drought and Famine in Africa
SDR	Special Drawing Right
SEC	Securities and Exchange Commission
SRF	Special Relief Fund
UA	Unit of Account

SUMMARY
INFORMATION

(All numerical data are as of 31 December 2005, except as otherwise indicated.)

General

          The Bank is a regional multilateral development institution established in 1963. The Bank’s membership currently consists of 53 African states (the “regional member countries” or “RMCs”) and 24 non-African states (the “non-regional member countries”).

          The central goal of the Bank’s activities is promoting sustainable economic growth and reducing poverty in Africa. The Bank provides finance for a broad range of development projects and programmes. In addition, it: (i) provides policy-based loans and equity investments, and finances non-publicly guaranteed private sector loans; (ii) provides other technical assistance for projects and programmes that provide institutional support; (iii) promotes the investment of public and private capital; and (iv) responds to requests for assistance in co-ordinating RMC development policies and plans. National and multi-national projects and programmes that promote regional economic co-operation and integration are also given high priority.

          The Bank’s capital stock is owned by its member countries. During its thirty-fourth Annual Meeting on 27-29 May 1998, the Board of Governors adopted Resolution B/BG/98/05 authorising the Fifth General Capital Increase (GCI-V). Upon entry into force of the GCI-V Resolution in September 1999, the authorised capital of the Bank increased by 35 per cent from UA 16,200 million to UA 21,870 million with the creation of 567,000 new shares. Under the new capital structure of the Bank, the share in the Bank’s overall share capital of regional member countries is 60 per cent and that of non- regional member countries, 40 per cent.

Assets

          Loan Portfolio – The Bank’s principal asset is its portfolio of loans. The Bank lends to governments of its regional member countries, their agencies and political subdivisions, and to public and private enterprises operating within such countries. It is the general policy of the Bank that each loan to an entity other than a government should carry the guarantee of the government within whose jurisdiction the financed project lies. However, the Bank has adopted a strategy and policies for the promotion of the private sector in regional member states under which loans may be granted to eligible private sector entities without a government guarantee. Such loans must be secured by adequate collateral. As at 31 December 2005, loans signed, net of cancellation, amounted to UA 17.40 billion and total disbursed and outstanding loans, before accumulated provision for loan losses, were UA 5,512.44 million. Although the Bank experiences delays in payments on some of its loans, the Bank follows a policy of not participating in debt rescheduling or renegotiations and does not permit the making of new loans to provide for the servicing or repayment of outstanding loans. Prior to January 1, 2005, the Bank placed in non-accrual status all loans to, or guaranteed by a member country, if principal, interest or other charges with respect to any such loan were overdue by six months or more. Upon the adoption of the revised IAS 39 on January 1, 2005, the Bank no longer places loans in non-accrual status. Interest and charges are accrued on all loans including those in arrears. The revised standard requires that both principal and charges receivable on loans be assessed for impairment using the incurred loss model. In accordance with consequential changes to IAS 30, cumulative amounts that had previously been non-accrued as a result of the former non-accrual policy amounting to UA 526.13 million (net of provision) were transferred to reserves on January 1, 2005.

          Liquidity – In January 2000, the ADB Board of Directors approved a revised liquidity policy for the ADB. This revised liquidity policy introduces three new cash flow parameters: undisbursed equity investments, undisbursed private sector loans, and the loan equivalent of the value of outstanding guarantees, in the calculation of the minimum liquidity level. The liquidity policy was updated in November 2002. The updated policy sets the prudential minimum liquidity level, which is computed every quarter, based on the Bank’s one-year probable cash flow requirement as the sum of four components: the following years’ net loan disbursements and debt service requirements, plus the loan equivalent value of signed guarantees, and undisbursed equity investments. The liquidity policy provides the Bank with the necessary flexibility to efficiently manage its funding operations.

Liabilities, Capital and Reserves

          Liabilities – The Bank borrows in the world’s major capital markets and has adopted a policy of diversifying its borrowings by currency, country, source and maturity to provide maximum flexibility in funding its loan portfolio. It is the policy of the Board of Directors to limit the Bank’s borrowings represented by senior debt, together with guarantees, to 80 per cent of the callable capital of its non-borrowing members, and to limit its total borrowings represented by both senior and subordinated debt to 80 per cent of the total callable capital of all of its members. At 31 December 2005, the Bank’s outstanding long and medium term borrowings amounted to UA 5,940.40 million, with senior debt totalling UA 5,210.66 million and subordinated debt totalling UA 729.74 million.

          Capital and Reserves – Of the Bank’s total subscribed capital of UA 21,636.06 million, an amount of UA 2,269.06 million (10.49 per cent) was paid-up and UA 19,367.00 million (89.51 per cent) was callable. Included in the total subscribed capital is the cash payment portion relating to the Fourth General Capital Increase (“GCI-IV”) amounting to UA 781.90 million and that of GCI-V amounting to UA 257.2 million. For the shares subscribed prior to GCI-IV, paid-up capital is that portion of the subscribed capital, which is to be paid by members over a prescribed period. With respect to shares comprising GCI-IV, paid-up capital represents the amount of shares, which have been subscribed to and fully paid for, including deposit of GCI-IV notes, in accordance with a specific schedule established by the Board of Governors. In accordance with the GCI-V Resolution, the paid-up portion of any subscription is that portion of shares which is issued only as and when the Bank receives actual payments in cash or in notes. The portion of paid-up capital for which the Bank has received payment including deposit of notes is referred to as paid-in capital, which amounted to UA 2,263.45 million as at 31 December 2005. Callable capital is that portion of the subscribed capital, which may only be called to meet obligations of the Bank for money borrowed or on any guarantees. At 31 December 2005, the callable capital of the Bank’s 25 non-borrowing member countries (including Libya) was UA 8,523.93 million, which represented 163.58 per cent of the Bank’s outstanding senior borrowings and 143.49 per cent of its total outstanding borrowings. At 31 December 2005, the callable capital of the Bank’s 17 industrialised member countries that are also members of the Development Assistance Committee (“DAC”) of the Organisation for Economic Co- operation and Development (“OECD”) (Austria, Belgium, Canada, Denmark, Finland, France, Germany, Italy, Japan, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland, the United Kingdom and the United States) was UA 7,201.55 million, representing 138.21 per cent of its outstanding senior borrowings and 121.23 per cent of its total outstanding borrowings.

          Under the Agreement, the total amount outstanding in respect of the ordinary operations of the Bank (consisting of approved loans less cancellations and repayments, plus equity participations) shall not at any time exceed the total amount of its unimpaired subscribed capital1, reserves and surplus. Such total amount outstanding as at 31 December 2005 was UA 7,886 million and such total capital, reserves (net of the Cumulative Exchange Adjustment on Subscriptions (“CEAS”) and the Cumulative Currency Translation Adjustment (“CCTA”)) and surplus was UA 22,927.03 million, resulting in a ratio of 0.33 to 1. The Bank had total equity (paid-up capital (net of the CEAS) and reserves) of UA 4,378.01 million, resulting in a debt to equity ratio of 1.36 to 1. The ratio of disbursed and outstanding loans (including irrevocable commitments to pay undisbursed amounts) to equity was 1.26 to 1.

Profitability

          Although profit maximisation is not a primary objective, the Bank has earned a profit in every year since it began operations in 1966. For 2005 and 2004, net income amounted to UA 221.32 million and UA 143.53 million, respectively. The Bank’s general policy is to retain earnings in reserves.

Accounting Standards

          The financial statements of the Bank are presented in conformity with International Financial Reporting Standards (formerly International Accounting Standards) applied on a consistent basis. The financial position of the Bank would not differ in any material respect if the financial position were to be presented in conformity with generally accepted accounting principles in the United States.

          The above information is qualified by the detailed information and financial statements appearing elsewhere in this Information Statement.

[1] Total Unimpaired Subscribed Capital is equal to the total subscribed capital less CEAS adjustments and capital subscription in arrears.

SUMMARY OF SELECTED FINANCIAL DATA

Years Ended 31 December,
2005	2004*	2003	2002	2001	2000

(Amount expressed in millions of UA)
Balance Sheet Related Data (end of period):
Cash, Investments(1)	5,155.1	4,435.4	4,206.2	2,068.6	1,892.7	1,581.0
Approved loans less cancellations:

Disbursed and outstanding	5,512.4	5,640.47	5,612.2	5,967.7	6,465.8	6,565.6
Undisbursed(2)	1,860.0	2,216.3	2,500.9	2,444.2	2,550.1	2,308.4
Outstanding Borrowings:*

Total	5,940.4	5,638.89	5,864.8	4,455.0	5,211.3	5,384.1
Senior	5,210.7	4,937.69	5,141.0	3,558.8	3,770.8	3,684.5
Subordinated	729.7	701.2	723.8	896.2	1,440.5	1,699.6
Authorised Capital	21,870.0	21,870.0	21,870.0	21,870.0	21,870.0	21,870.0
Subscribed Capital and Reserves:

Paid-up capital	2,269.1	2,223.3	2,180.9	2,134.4	2,095.8	2,016.8
Callable capital	19,367.0	19,374.6	19,382.8	19,375.5	19,395.2	18,531.1
Total non-borrowing members	8,523.9	8,532.0	8,532.0	8,534.9	8,538.2	8,325.1
Total members of the DAC of the OECD	7,201.6	7,209.6	7,209.6	7,209.6	7,209.6	7,019.8
Total Reserves	2,266.4	2,186.61	1,507.5	1,464.6	1,266.3	1,113.8
Special Reserve	-	-	-	299.5	293.3
Cash and Investments as a percentage of:

Undisbursed portion of approved loans((3)	277.2%	200.1%	168.2%	84.6%	74.2%	68.5%
Outstanding borrowings	86.8%	78.5%	71.7%	46.4%	42.1%	34.8%
Disbursed and Outstanding Loans as a percentage of:
Subscribed capital plus reserves(4)(5)	23.1%	23.7%	24.3%	26.0%	29.5%	31.4%
Total Outstanding Borrowings as a percentage of:

Total callable capital	30.7%	29.2%	30.3%	23.0%	26.9%	29.1%
Callable capital of non-borrowing members	69.7%	66.1%	68.7%	52.2%	61.0%	64.7%
Callable capital of members of the DAC of the OECD	82.5%	78.2%	81.4%	61.8%	72.3%	76.7%
Senior Debt as a percentage of:(6)
Total callable capital	26.9%	25.5%	26.1%	18.4%	19.4%	19.9%
Callable capital of non-borrowing members	61.1%	57.9%	59.2%	41.7%	44.2%	4.3%
Callable capital of members of the DAC of the OECD	72.4%	68.5%	70.1%	49.4%	52.3%	52.5%

Total Reserves as a percentage of:
Disbursed and outstanding loans(5)	41.1%	38.5%	26.9%	24.5%	15.0%	12.5%

Total outstanding borrowings	38.2%	38.8%	25.7%	32.9%	24.3%	20.7%
Income Related Data: Net income	221.3	143.5	96.7	226.1	207.7	116.8
Weighted average interest rate on:
Disbursed and outstanding loans for the period	5.8%	5.5%	6.3%	6.4%	6.9%	6.6%

Weighted Average cost of:

Debt contracted during the period	3.9%	2.0%	0.9%	2.3%	3.9%	5.4%
Outstanding borrowings	3.8%	2.9%	3.1%	5.2%	5.2%	5.6%
Average life of outstanding borrowings, end of period (years)	6.5	7.7	7.7	8.7	8.4	8.3
Interest coverage ratio(7) (1.25x)(8)	2.24	X	2.11	x	1.81	x	1.73	x	1.36	x	1.35	x

*

In 2001, the Bank adopted a policy of netting off pre-issuance costs against borrowings (pre-issuance costs had previously been carried on the face of the balance sheet) and consequently restated the 2000 borrowing figures.

**	Restated as per Note C of the Notes to the Financial Statements for the year ended December 31, 2005
(1)	Cash and investments are net of the Special Reserve. From 2002 the Special Reserve was closed and funds transferred to General Reserve.
(2)	Includes loans approved but unsigned.
(3)	Cash and investments are before deduction of the Special Reserve.

(4)	Subscribed capital is net of the Cumulative Exchange Adjustment on Subscriptions.
(5)	Net of the Special Reserve. Disbursed and outstanding loans include irrevocable reimbursement guarantees.
(6)

It is the Bank’s policy to limit its senior debt to 80 per cent of the callable capital of its non-borrowing members and to limit the total of its senior and subordinated debt to 80 per cent of the total callable capital of all its members.

(7)	Operating income plus interest expense, divided by interest expense.
(8)	Indicates the Bank’s target ratio.

The above information should be read in conjunction with the notes and is qualified by the detailed information and financial statements appearing elsewhere in this Information Statement.

THE BANK

          The Bank is a regional multilateral development institution with membership comprising 53 African states and 24 non-African states from the Americas, Asia, and Europe (the “regional members” and “non- regional members”, respectively). The Bank was established in 1964 and operates under the Agreement Establishing the African Development Bank, which was signed in Khartoum, Sudan, on 4 August 1963, as amended. The Bank began operations in 1966 with 29 regional members. The Agreement was amended on 7 May 1982 to permit non-regional countries to be admitted as members. A list of the members at 31December 2005 showing each member’s voting power and the amount of its subscription to the Bank’s capital stock is set forth in Note W to the Financial Statements. In conformity with the finding of the UN General Assembly, the membership of former Yugoslavia was formally suspended by the Board of Directors of the Bank (see Note G of financial statements included herein).

          The Bank’s headquarters is located in Abidjan, Côte d’Ivoire. However, the Bank has since February 2003 temporarily relocated its operations from Abidjan to Tunis, Tunisia. (See page 25 of this Information Statement).

          The purpose of the Bank is to further the economic development and social progress of its regional members, individually and collectively. To this end, the Bank promotes the investment of public and private capital for development purposes and the orderly growth of foreign trade, primarily by providing loans and technical assistance from its resources for specific projects and programmes that contribute to the economic growth of the region.

          The Bank’s ordinary operations are financed from its ordinary capital resources. The ordinary capital resources include subscribed capital stock, borrowings by the Bank, loan repayments, income from loans and guarantees and other funds and income received by the Bank in its ordinary operations. The capital stock of the Bank is divided into paid-up capital and callable capital. Callable capital is subject to call only as and when required by the Bank to meet obligations incurred on funds borrowed or loans guaranteed.

          In addition to its ordinary operations, the Bank administers the African Development Fund (the “ADF”), which provides loan financing on concessionary terms to RMCs which, in the opinion of the ADF, are in the greatest need for such financing. The ADF is legally and financially separate from the Bank, and the Bank is not liable for any obligations of the ADF. The Bank also administers, under separate agreements and arrangements, the Nigeria Trust Fund (the “NTF”) and several other special funds. The resources of these special funds are held, obligated and otherwise disposed of entirely separately from the Bank’s ordinary capital resources. (See “Special Operations of the Bank”.)

MEMBERSHIP OF CERTAIN COUNTRIES

          Information with respect to the membership and total subscription of certain member countries, including the United States, Japan, France, Germany, Switzerland and United Kingdom, is included on the inside back cover in copies of this Information Statement circulated in such respective countries.

GOVERNMENTAL APPROVAL OF BORROWINGS

          As required by the Agreement, offerings of Securities will only be made in the currency or markets of a member country after the government of such member has consented to the raising of funds by the Bank and the issuance of Securities in such currency or markets and has agreed that the proceeds from the sale of Securities may be exchanged for the currency of any other country without restriction.

CAPITALISATION

General

          The following table sets forth the outstanding borrowings, capital stock and reserves and net income of the Bank at 31 December 2005:

(Expressed in millions of Units of Account (UA))

Outstanding Borrowings(1)
Debt Payable in:
U.S. dollars	2,664.47
Euro	314.34
Japanese yen	1917.14
Pounds sterling	78.41

Other currencies	971.42

Total debt (*)	5,945.78

Pre- issuance costs	(5.38)
Total Borrowing	5,940.40

Total Senior Debt (*)	5,210.66
Total Subordinated Debt (*)	729.74

Capital Stock and Reserves(2)
Authorised capital	21,870.00
Subscribed capital	21,636.06
Less: Callable capital	(19,367.00)
Paid-up capital	2,269.06
Less: Amount due and unpaid	(5.90)
Add: Amount paid in advance	0.29
Cumulative Exchange Adjustment on Subscriptions (CEAS)	(151.76)

Capital net of CEAS	2,111.69

Reserves and Net Income for the Year	2,266.39

Total Capital and Reserves	4,378.08

(1)

For a description of the Bank’s borrowing policies and the currency distributions and other details with respect to borrowings, as well as the effects of currency and interest rate swaps undertaken by the Bank on the currency composition and weighted average interest cost of the Bank’s payment obligations, see “Borrowings” and Note J of the financial statements included herein.

(2)

Total Reserves are shown net of the Cumulative Currency Translation Adjustment (CCTA). See “Special Reserves and Other Reserves.” For a more complete description of subscriptions to the capital stock and voting power, see Note W of the financial statements included herein. For a more complete description of Reserves, see Note F of the financial statements included herein.
(*)           Figures are for Principal amount at face value

Authorised Capital

At 31 December 2005, the authorised capital stock of the Bank was UA 21,870.0 million. The original authorised capital stock of UA 250.0 million has been increased in line with the provisions of the Agreement, which provides that the authorised capital stock of the Bank may be increased as and when the Board of Governors deems it advisable. After the restructuring of the capital stock on 29 May 1998 by the Board of Governors, the share of non-regional members in the Bank’s authorised capital has increased from 33 per cent to 40 per cent, while the regional members share is now 60 per cent.

Subscribed Capital

          At 31 December 2005, subscribed capital amounted to UA 21,636.1 million. Subscribed capital is divided into paid-up and callable capital. Prior to the Fourth General Capital Increase (GCI-IV), 25 per cent of subscribed capital was paid-up and 75 per cent was callable. Of the capital stock authorised pursuant to GCI-IV, 6.25 per cent represents paid-up and 93.75 per cent represents callable capital. It was envisaged under the resolution authorising GCI-IV that upon full subscription of all authorised shares, the Bank’s capital would consist of 12.5 per cent paid-up and 87.5 per cent callable shares. In order to attain this ratio, the Board of Governors decided in May 1992 to adopt certain measures to restructure the capital stock of the Bank. Such measures entail the general application of the Bank’s Share Transfer Rules to all shares issued under or prior to GCI-IV, the cancellation of forfeited and unsubscribed shares and their reissue as one block subject to the same terms and conditions of subscription and carrying a ratio of seven callable shares for each paid-up share, and ensuring that the statutory ratio of regional to non-regional stock is maintained. The new shares created under the Fifth General Capital Increase (GCI-V) are divided into paid-up and callable shares in the proportion of 6 per cent paid-up shares and 94 per cent callable shares. With the GCI-V now effective, the authorised capital stock of the Bank now consists of 10.81 per cent paid-up shares and 89.19 per cent callable shares.

          The Agreement provides that shares of capital stock are to be issued at par value (UA 10,000 per share), unless the Board of Governors decides by a majority vote to issue them on other terms. The liability of the members is limited to the unpaid portion of the issue price of the shares. Shares are transferable only to the Bank.

Paid-up Capital

          With respect to shares subscribed prior to GCI-IV, paid-up capital was that portion of a member’s subscription that was to be paid to the Bank by the members over a prescribed period. With respect to shares issued pursuant to GCI-IV, paid-up capital represents the amount of shares, which have been subscribed to and are to be fully paid for. It includes payment in the form of notes deposited by regional members, as established by the Board of Governors. The GCI-V Resolution defines the paid-up portion of any subscription as that portion of shares which is issued only as and when the Bank receives actual payments, in cash or in notes. At 31 December 2005, total paid-up capital stock amounted to UA 2,269.06 million.

          The Board of Governors determines the modes of payment for paid-up capital stock. Prior to May 1981 all payments on paid-up stock were required to be made in convertible currencies. However, on subscriptions under the capital increases authorised in May 1979 (but effective December 1982) and May 1981, regional members had the following two options for making their payments: (i) five equal annual instalments, of which at least 50 per cent is payable in convertible currency and the remainder in local currency; or (ii) five equal annual instalments, of which 20 per cent is payable in convertible currency and 80 per cent in non-negotiable, non-interest bearing notes. Such notes were payable solely in convertible currency in ten equal annual instalments commencing on the fifth anniversary of the first subscription payment date. Non-regional members were required to make their payments solely in convertible currencies.

          Under GCI-IV, regional members are required to make payment for their subscriptions as follows: (i) 50 per cent in five equal annual instalments in cash in freely convertible currencies; and (ii) 50 per cent by the deposit of five non-negotiable, non-interest bearing notes of equal value denominated in UA and payable between the sixth and tenth year of subscription in convertible currencies according to a specific schedule. For non-regional members, payments are to be made in five equal annual instalments in their national currencies, if such currencies are freely convertible, or in notes denominated in convertible currencies and payable on demand.

          Under GCI-V, the paid-up portion of the shares will be subscribed in eight equal and consecutive annual instalments and paid only in convertible currencies.

As of 31 December 2005, an amount of UA 2,119.03 million was paid in convertible currencies, UA 115.17 million was paid in local currencies and UA 29.26 million was paid by the deposit of non-negotiable, non-interest bearing notes. In accordance with the provisions of the Bank’s Share Transfer Rules, shares on which there are arrears of over 48 months for GCI-IV and of over 90 days for GCI-V are liable to forfeiture and re-allocation within each category of shareholders, to those shareholders willing to subscribe to additional shares. As a result of the application of the Share Transfer Rules to all categories of shares, arrears on subscriptions as at 31 December 2005 amounted to UA 5.90 million.

          For a more complete description of subscriptions to capital stock, including amounts due but unpaid, and voting power of members, see Note W of the financial statements.

Callable Capital

          At 31 December 2005, the Bank’s total callable capital was UA 19,367.0 million. Of this amount, UA 8,523.93 million represented callable capital of the Bank’s 25 non-borrowing member countries. The callable capital of the 17 Bank members who are also members of the DAC of the OECD was UA 7,201.6 million.

          Callable capital is that portion of the subscribed capital stock subject to call only as and when required by the Bank to meet its obligations on borrowing of funds for inclusion in its ordinary capital resources or guarantees chargeable to such resources. In the event of a call, payment must be made by the member countries concerned in gold, convertible currency or in the currency required to discharge the obligation of the Bank for which the call was made.

          Calls on the callable capital are required to be uniform in percentage on all shares of capital stock, but obligations of the members to make payment upon such calls are independent of each other. The failure of one or more members to make payments on any such call would not excuse any other member from its obligation to make payment. Further calls can be made on non-defaulting members if necessary to meet the Bank’s obligations. However, no member could be required to pay more than the unpaid balance of its ordinary capital subscription. No calls have ever been made on the callable capital of the Bank.

          The following table sets forth the callable portion of the capital subscription and the total capital subscription of non-borrowing members at 31 December 2005.

Non-Borrowing Members(1)

	Callable	Total Capital

	Capital	Subscription

	(Expressed in millions of UA)

Argentina	52.36	58.09
Austria*	87.35	96.51
Belgium*	125.60	138.77
Brazil	87.04	96.18
Canada*	734.73	814.13
China	218.67	241.60
Denmark*	226.48	250.95
Finland*	95.63	105.96
France*	734.73	814.13
Germany*	806.57	893.73
India	43.73	48.32
Italy*	473.73	523.41
Japan*	1,074.45	1,187.14
Korea	87.35	96.51
Kuwait	87.35	97.07
Libya	707.98	796.50
Netherlands*	149.16	165.76
Norway*	226.48	250.95
Portugal*	44.09	48.71
Saudi Arabia	37.90	41.87
Spain*	208.47	229.62
Sweden*	302.29	333.99
Switzerland*	286.90	316.99
United Kingdom*	328.94	363.44
United States of America*	1,295.95	1,432.21

Total	8,523.93	9,442.54

*	Member of the DAC of the OECD.

(1)

See Note K of the financial statements included herein for a more complete description of the capital subscriptions of all members of the Bank at 31 December 2005. At 31 December 2005, the 25 members listed above held 43.54 per cent of the total voting power of all members.

Maintenance of Currency Values

          Pursuant to the Agreement, each member is required to pay to the Bank any additional amount of its national currency necessary to maintain the value of all such national currency paid to the Bank on account of its subscription whenever the par value of the member’s currency in terms of the UA or its foreign exchange value has, in the opinion of the Bank, depreciated to a significant extent. In the event of an increase in such par value or such foreign exchange value, the Bank is required, pursuant to the Agreement, to pay to the member an amount of its currency necessary to adjust in a similar way the value of all such national currency held by the Bank on account of its subscription.

          It was decided in 1979 by the Board of Governors that the application of the maintenance of value would be suspended until such time as the Board of Directors determines that the Special Drawing Right (SDR) is being definitively applied as the unit of value applicable to members’ subscriptions in the International Bank for Reconstruction and Development (the “World Bank”) for purposes of the maintenance of value provisions of its Articles of Agreement. In October 1986, the World Bank decided that the capital stock of the World Bank would be valued in terms of the SDR, at the rate at which the SDR was valued in terms of U.S. dollars immediately before the introduction of the basket method of valuing the SDR on 1 July 1974. This value was 1 SDR=$1.20635.

Voting Rights

          The voting rights of the members are related to their capital subscriptions. However, shares subscribed in connection with the general increases of the Bank’s authorised capital stock subsequent to 7 July 1973 and prior to GCI-IV may be voted in their entirety once they are subscribed for but may not be voted to the extent that payment on the paid-up portion of such shares is due but has not been received by the Bank. Under GCI- IV and GCI-V, members may vote their paid-up capital shares only to the extent that payment on such paid- up capital shares has been received by the Bank, and they may vote their callable capital GCI-IV shares only when they have paid the first instalment on the paid-up shares. If a subsequent instalment due on a member’s paid-up capital shares is not received when due or if a note deposited by a regional member is not honoured when presented for payment, the right to vote such member’s callable capital shares attributable to such unpaid amount is withdrawn until the payment is received.

Special Reserve and Other Reserves

          The Agreement originally provided that the Bank must charge a statutory commission (“Statutory Commission”) of not less than 1 per cent per annum of the outstanding amount of all loans or guarantees. Such commissions had been set aside as a reserve fund (the “Special Reserve”), which was kept in liquid form solely for meeting the Bank’s liabilities on borrowings made and guarantees given by it. The statutory commission was eliminated on all loans approved after 31 December 1988. As at 31 December 2001, the Special Reserve amounted to UA 299.5 million representing an element of the Bank’s retained earnings. The Board of Governors decided on 29 May 2001 to amend the Agreement to delete the Statutory Commission, discontinue the Special Reserve, and to transfer the funds in the Special Reserve to the General Reserve. These amendments came into effect on 5 July 2002 following their ratification and the said transfer has been affected.

          The Total Reserve represents the Bank’s retained earnings, which at 31 December 2005 amounted to UA 2,266.39 million. The net income for the year ended 31 December 2005 amounted to UA 221.32 million.

          At 31 December 2005, the Cumulative Exchange Adjustment on Subscriptions (CEAS) representing the translation difference on subscriptions was negative UA 151.76 million. As a result of the application in 2005 of the revision to IAS 21 the Bank prospectively changed its functional currency from the currencies of its member countries to the Unit of Account. The cumulative currency translation adjustment (CCTA) at the end of 2004 of UA 468 million was therefore transferred to retained earnings in 2005. Consequently, reserves including cumulative currency translation in 2004 increased from the restated amount of UA 2.19 billion at the 31 December 2004 to UA 2.27 billion at the end of 2005. Total reserves at 31 December 2005 amounted to UA 2.66 billion.

SUMMARY STATEMENT OF INCOME AND EXPENSES

          The following summary of income and expenses relating to the ordinary capital resources of the Bank for the years ended 31 December, 2005, 2004, 2003, 2002, 2001, and 2000, has been derived from the audited financial statements of the Bank for the respective years. The summary should be read in conjunction with the audited financial statements and related notes.

	Years Ended 31 December,

	2005	2004*	2003	2002	2001	2000

	(Expressed in millions of UA)

OPERATIONAL INCOME AND EXPENSES
Income from loans (Note L)	324.23	323.11	325.45	414.82	447.82	438.16
Income from investments and related derivatives	155.38	123.57	99.77	74.01	121.32	89.53
Total income from loans and investments	479.61	446.67	425.22	488.83	569.14	527.69
Interest on borrowings	(218.51)	(230.75)	(219.60)	(258.69)	(349.46)	(339.66)
Provision for impairment on loans	13.85	(53.86)	21.51	(3.49)	(53.80)	(37.36)
Net interest on borrowing derivatives	1.40	33.67	-	-	-	-
Unrealized loss on fair valued borrowing and related derivatives	(30.77)	(7.70)	-	-	-	-
Unrealized gain/l(loss) on derivatives and non fair valued borrowings	7.22	(10.35)	(81.65)	37.20	82.31	-
Net operational income	252.8	177.68	145.49	263.85	248.19	150.67

OTHER INCOME AND EXPENSES
Administration expenses	155.69	142.20	148.07	113.83	103.54	93.79
Management fees	(114.02)	(104.59)	(102.93)	(81.56)	(73.19)	(64.01)

Total	41.67	37.61	45.14	32.27	30.35	29.78

29.78

Other income	(15.73)	(7.40)	(2.62)	(1.25)	(1.40)	(1.66)
Depreciation	7.10	6.42	5.57	5.51	5.62	3.99
Loss(gain) on exchange	(0.74)	(0.84)	(0.97)	1.21	0.09	0.08
Translation gains	(1.58)	-	-	-	-	-
Provisions for impairment on equity investments	0.75	(3.31)	1.68	0.06	5.88	1.69

Total other expenses (net)	31.47	39.10	48.80	37.80	40.54	33.88
Net income for the year	221.33	145.2	96.69	226.06	207.66	116.79
Appropriation to Special Reserve	-	-	-	-	(6.11)	(6.88)
Net income after appropriation to Special Reserve	221.33	145.2	96.69	226.06	201.55	109.91

*	Restated as per Note C to the financial statements

Amounts may not add up exactly due to rounding.

OPERATIONS OF THE BANK

Lending Operations

          The Bank is authorised under the Agreement to make, participate in or guarantee loans to governments of its regional member countries, their agencies and political subdivisions, and to public and private enterprises operating within such countries, as well as to international or regional entities concerned with economic development in the region. It is the general policy of the Bank that all loans be made to or guaranteed by national governments, central banks or other governmental entities engaging the full faith and credit of such governments. The Bank, however, has adopted a strategy and policies for the promotion of the private sector in RMCs under which loans may be granted to eligible private sector entities without a government guarantee.

          Under the Agreement, the total amount outstanding in respect of the ordinary operations of the Bank (consisting of approved loans less cancellations and repayments, plus equity participations) may not at any time exceed the total amount of its unimpaired subscribed capital, reserves and surplus included in its ordinary capital resources. At 31 December 2005 such total amount outstanding was UA 7,886 million and such total capital, reserves (net of the CEAS and the CCTA) and surplus was UA 22,927.02 million, resulting in a ratio of 0.33 to 1. In other words, the total amount of approved loans less cancellations and repayments, plus equity participations made by the Bank was 33 per cent of its total ordinary capital resources. At the same date, the total amount of disbursed and outstanding loans of UA 5,512.4 million represented 22.78 per cent of the Bank’s total ordinary capital resources.

          From its inception to 31 December 2005 the Bank has approved 931 loans and grants less cancellations amounting to UA 21.36 billion for the financing of programmes or projects in its borrowing regional member countries. In 2005 total approvals of new operations amounted to UA 868.7 million, compared to 1,520.00 million in 2004. The approvals declined during the year because of substantial reductions in new HIPC debt relief and in policy-based loans These approvals comprised ten project-lending operations for a total value of UA 597.3 million; two policy-based loans for UA 147.7 million; seventeen grants amounting to UA 5.8 million from the Special Relief Fund (“SRF”) for emergency operations; three debt relief operations under the Enhanced HIPC Initiative amounting to UA 76.0 million; one private equity participation loan for UA 35.1 million. and one private guarantee for UA 6.9 million.

          In evaluating projects, the Bank considers a wide variety of factors, including the economic, technical and financial feasibility of the project, the effect on the general development activity of the country concerned, the contribution to the removal of impediments to economic development, the capacity of the borrowing country to service additional external debt, and the effect on the balance of payments. Other factors are, the effect of new technologies on productivity, the effect on employment opportunities, and the effect of the project on the environment. In addition, the Bank considers the ability of the borrower to obtain financing elsewhere on terms and conditions that the Bank considers reasonable. One of the principal functions of the Bank is to direct resources to projects that form part of a national or regional development programme, and which benefit two or more regional members, particularly projects designed to stimulate intra-African trade and economic development.

          It is the policy of the Board of Directors to consider loans only on the basis of written reports prepared by the staff of the Bank. These reports set forth detailed information regarding the technical feasibility of the project to be financed and relevant financial and legal matters, as well as the economic situation of the country in which the project is located. The process of identifying and appraising a project and of approving and disbursing a project loan often extends over several years. It takes, on average, more than two years to identify, prepare and appraise a project before it is presented to the Board of Directors for loan approval. The appraisal of projects is carried out by the Bank’s staff, in some cases with the help of outside consultants. After approval of a loan, an additional period averaging six months elapses before the loan becomes effective. Loans do not become effective until certain legal requirements are fulfilled by the borrower. The Bank generally requires that borrowers seek competitive bids from potential suppliers, that engineering plans and specifications are drawn up independently of suppliers or manufacturers and, if appropriate, that independent consultants be retained by borrowers. The Bank supervises the disbursements of its loans to ensure that the proceeds are applied only against project expenditures as incurred and are used by the borrower only for the procurement of goods and services required for the project being financed. In order to monitor the effective implementation of projects being financed, the Bank maintains a continuous relationship with the borrower after a loan is made.

          The Bank’s policy of loan administration and project supervision involves field missions, where necessary, and the submission of progress reports on a regular basis. Subsequent to physical completion, the project is evaluated to determine the extent to which productivity and other goals were met. Since loan disbursements are made against project expenditures, the disbursement period frequently extends over five to seven years.

          Loans are disbursed in four ways: (1) by reimbursement to borrowers, (2) by direct payment to suppliers for expenses incurred in connection with approved projects, (3) by advances to borrowers of up to 10 per cent of a given loan commitment for which an accounting is made by the borrower, or (4) by the issuance of irrevocable commitments to commercial banks backing their letters of credit to suppliers for shipment of specified goods to borrowers.

          The Bank’s lending operations have since 1987 included non-project lending in the form of sector investment and rehabilitation and structural adjustment lending. The Bank’s participation in such non-project lending has generally been in conjunction with other development organisations, particularly the World Bank.

          In October 1990, the Board of Directors approved a strategy for the development of the private sector in Africa. An initial amount of UA 150 million was allocated to the Private Sector Development Unit in October 1990 for investment in private enterprise over a four-year period. Under this programme, the Bank provided equity and loan funding to productive enterprises and financial institutions in the private sector. Subsequently the Bank has continued to support private sector activities focusing on the financial sector, infrastructure and small and medium enterprise development. The range of financial instruments includes equity and quasi-equity investment, lines of credit for private financial institutions and guarantees. New private sector investment approvals were UA 192.0 million, UA 198.9 million , UA 205.84 million and UA 164.4 million in the years 2001, 2002, 2003 and 2004 respectively. In 2005, approvals were UA 180.1 million, representing 20.7 per cent of total ADB approvals.

          A summary statement of the loans approved by the Bank to 31 December 2005 (excluding fully repaid loans and cancelled loans) is set forth in Note P of the financial statements included herein.

          The following charts set forth, by sector and region, the percentage distribution of cumulative loan and grant approvals (of UA 21.36 billion) by the Bank at 31 December 2005.

Cumulative ADB loan and grant Approvals by region,

1967-2005 (percentages)

1.9%

5.3%

10.1%

12.0%

18.1%

52.5%

Multiregional

East Africa

Central Africa

Southern Africa

West Africa

North Africa

Cumulative ADB Loan and Grant Approvals by Sector,

1967-2005 (percentages)

3.8%

8.2%

15.5%

5.2%

21.2%

12.2%

7.2%

14.1%

 Other

 Insdustry

 Transport

 Social

 Finance

 Agriculture

 Water Supply and San.

 Power Supply

 Multisector

12.7%

          The following chart shows ADB Private Sector Approvals (in UA millions) from 2001 to 2005.

ADB Private Sector Approvals, 2001-2005 (UA millions)

0

5

0

100

150

200

250

2001

2002

2003

2004

2005

Loan

Equity Investment

Guarantee

Loan Approvals and Disbursements in 2005

          The Bank’s loan approvals in 2005 totalled UA 868.7million as compared to UA 1,520.0 and UA 745.8 million in 2004 and 2003 respectively. Loan disbursements of the Bank in 2005 totalled UA 595.4 million compared to 630.2 million in 2004, representing a decrease of 5.5 percent.

          The following table and chart set forth the Bank’s disbursed and outstanding loans by currency at 31 December 2005 and 2004:

Disbursed and Outstanding Loans by Currency

	31 December	31 December*
Currency	2005	2004

	(Amounts expressed in
	millions of UA)
Euro	2,221.18	2,250.29

U. S. Dollar	2,085.10	2,085.15
Pound Sterling	3.42	3.62
Swiss Franc	188.27	209.60
Japanese Yen	780.97	893.81
South African Rand	222.97	185.72
Other currencies	10.53	12.24

Total	5,512.44	5,640.43

Disbursed and Outstanding Loans by Currency

in 2005 (persentages)

40.29%

14.17%

3.42%

0.06%

37.83%

4.04%

0.19%

Euro

Japaneses Yen

Swiss Franc

Pound Sterling

US Dollar

Soth African Rand

Other currencies

Disbursed and Outstanding Loans by

Currency in 2004 (percentages)

39.90%

15.85%

3.71%

0.06%

36.97%

3.29%

0.22%

Euro

Japaneses Yen

Swiss Franc

Pound Sterling

US Dollar

Soth African Rand

Other currencies

Overdue and Non-Performing Loans

In 2003 and 2004, the International Accounting Standard Board (IASB) revised several International Accounting Standards, including IAS 39, as part of ongoing efforts to eliminate redundancies or inconsistencies between existing standards. The revised standards are effective for the fiscal years beginning on or after January 1, 2005. One of the most significant revisions relates to the basis for determining the impairment on loans and the treatment of income on loans that are in arrears for six months or more and therefore considered as non-performing. Previously, loan impairment, or provision for loan losses was calculated on the outstanding loan principal balance and determined using an expected loss model. Also, income on loans in arrears for six months or more was suspended until received. The revised standard now requires that the determination of the amount of provision to be made for impairment on loans should be based on incurred losses and should cover both the principal and charges receivable balances outstanding against borrowers and which losses can be established to have been incurred. The ‘incurred loss model’ excludes future losses no matter how likely they might be. The revised standard also no longer permits the suspension of income on loans previously classified as non-accruing. Instead, such income is recognized and appropriate provision is made for any impairment that may exist on the total receivable, using the incurred loss model. The incurred loss model was applied starting with the 2005 financial statements and has resulted in an overall reduction in the cumulative amount of provision for loan losses.

          Impairment allowance on both the outstanding loan principal and charges receivable for 2005 amounted to UA 13.85 million.

1 A loan is considered to be impaired when the borrower is observed to experience difficulties in servicing the debt in a timely manner
* Restated as per Note C

          Although the Bank experiences delays in payments on some of its loans, the Bank follows a policy of not participating in debt rescheduling or renegotiations and does not permit the making of new loans to provide for the servicing or repayment of outstanding loans. The Bank has never written off any of its sovereign guaranteed outstanding loans. In line with the sovereign nature of the Bank and its relationship with its borrowers and guarantors, the Bank expects that each of its loans will ultimately be repaid and, accordingly, has no expectation of writing off outstanding loans in the future. The Bank maintains a continuous dialogue with its borrowers to attempt to ensure prompt payment on all of its loans.

          On 26 June 2002, the Board of Directors approved an arrears clearance operation in respect of the Democratic Republic of Congo (“DRC”). The DRC had been in arrears since 1991. The total amount of arrears as at 30 June 2002 was US $843.26 million. The arrears clearance operation is based on the combination of the use of grant resources to clear arrears, the consolidation of outstanding payments on loans, and the provision of debt relief, after arrears have been cleared, within the framework of the Enhanced Heavily Indebted Poor Countries (HIPC) Initiative. The present value of the consolidated loan equals the present value of the original portfolio of the DRC’s loans. On its own, the restructuring operation has no concessional element. The arrears clearance mechanism has been designed in collaboration with other multilateral financial institutions as part of a concerted effort for the clearance of the country’s arrears. The operation has been made possible by the support of the international donor community and the considerable resources that the African Development Bank has been able to raise. In approving the operation, the Board of Directors emphasised that this is a unique operation necessitated by the exceptional situation pertaining to the DRC.

          In accordance with the arrears clearance plan approved by the Board of Directors for the DRC on June 26, 2002, the amounts owed by the DRC net of partial repayments received from donors and the DRC were consolidated into new loans in 2003. Following the consolidation, the DRC has been, and is still contractually current on the loans.

Loan Terms

          Loans are stated at their principal amounts outstanding. Except for private sector development loans, all of the Bank’s loans are made to, or guaranteed by, regional member countries. Amounts disbursed on loans are repayable in the currency or currencies disbursed by the Bank or in other freely convertible currency or currencies approved by the Bank. The amount repayable in each of these currencies shall be equal to the amount disbursed in the original currency. Loans are granted for a maximum period of 20 years, including a grace period, which is typically the period of project implementation.

          The following table sets forth the maturity structure of disbursed and outstanding loans at 31 December 2005:

Maturity Structure of Loans as at 31 December 2005

Disbursed and
Outstanding
Maturity	Loans

(Expressed in
millions of UA)

One year or less	895.04
More than one year but less than two years	533.51
More than two years but less than three years	528.75
More than three years but less than four years	494.36
More than four years but less than five years	441.95
More than five years	2,618.83

Total	5,512.44

Borrowing Policies

          The Board of Directors of the Bank has authorised the issuance of two classes of debt, senior debt and subordinated debt. All debt of the Bank is senior debt unless by its terms it is expressly subordinated in right of payment to other debt of the Bank. Both classes rank pari passu except in the event of a call by the Bank on its callable capital, whereupon the holders of the subordinated debt of the Bank will be subordinated in right of payment to holders of debt which is not expressly so subordinated.

          It is the policy of the Board of Directors to limit the Bank’s borrowings represented by senior debt, together with guarantees, to 80 per cent of the callable capital of its non-borrowing members, and to limit its total borrowings represented by both senior and subordinated debt to 80 per cent of the total callable capital of all of its members. The Bank has also adopted the working principle that, within the limitations set forth above, the actual amount of its senior debt outstanding at any time should be a function of its objective of obtaining and maintaining a rating on its securities at the highest levels from recognised rating organisations. At 31 December 2005, the amount of senior debt outstanding of UA 5,210.7 million was 61.13 per cent of the callable capital of non-borrowing members of the Bank. At 31 December 2005 the amount of total outstanding borrowings of UA 5,940.4 million, represented by both senior and subordinated debt, was 30.67 per cent of total callable capital of UA 19,367.0 million of all members of the Bank.

          In December 2001, the Bank established the unlimited Global Debt Issuance Facility (GDIF) to replace its Euro-Medium Term Note Programme (EMTN) and United States Medium Term Note (MTN) Programme with respect to its future borrowings. The GDIF enables the continuous issuance of notes in the euromarket, the US market and other domestic markets in an unlimited amount thereby maximizing the Bank’s financing flexibility.

          The Bank has entered into arrangements whereby, in the event of a call on its callable capital, it will instruct its member countries to make payment in response to such a call into a special account established by the Bank with the Federal Reserve Bank of New York, or its successor duly designated for the purpose. The terms of such account provide that the proceeds of a call must first be applied in payment of, or in provision for full settlement of, all outstanding obligations of the Bank incurred in connection with the issuance of senior debt before any other payment shall be made with such proceeds.

          The weighted average life of the Bank’s outstanding borrowings at 31 December 2005, 2004, 2003,2002 and 2001 was 6.5, 7.7, 7.7, 8.7, and 8.4, years, respectively.

          At 31 December 2005, the callable capital of the Bank was UA 19,367.0 million. Of this amount, a total of UA 11,551.1 million represented the callable capital of RMCs and UA 7,815.9 million the callable capital of non-regional member countries. At the same date, the Bank’s total outstanding borrowings were UA 5,940.4 million. Of this amount, UA 5,210.7 million represented senior debt, with the balance of UA 729.7 million being subordinated debt.

          At 31 December 2005, the Bank’s outstanding borrowings were denominated in nine currencies or currency units (without taking into account currency swaps).

          The following chart sets forth, by currencies, the distribution of outstanding borrowings at 31 December 2005.

Outstanding Borrowings by Currencies as at 31 December 2005

(in UA millions)

500

0

1000

1500

2000

2500

3000

EUR

USD

JPY

CHF

GBP

BWP

Others

          The table below sets forth the maturity structure of the Bank’s outstanding borrowings at 31 December 2005

Outstanding
Maturity	Borrowings

(Expressed in
millions of UA)

One year or less	700.4
More than one year but less than two years	348.17
More than two years but less than three years	1083.95
More than three years but less than four years	420.13
More than four years but less than five years	956.78
More than five years	2,436.35

Subtotal	5,945.78
Net unamortized premium and discount	(5.38)

Total	5,940.40

          The following table sets forth for the periods indicated the average interest rates on the Bank’s loans, the return on its average earning assets, the average cost of its funded debt and other funds available and its interest coverage ratio:

Selected Financial Ratios

	20005		2004		2003		2002		2001		2000

Weighted average interest rate rate on disbursed and outstanding loans for the period(1)	5.8%		5.7%		6.3%		6.4%		6.9%		6.6%
Weighted average cost of:
Outstanding borrowings	3.78%		2.87%		3.1%		5.2%		5.2%		5.6%
Interest coverage ratio(2) (1.25x)(3)	2.24	x	1.54	x	1.81	x	1.73	x	1.36	x	1.35	x

(1)	Undisbursed loans include loans approved but not yet effective. Interest accrues only on disbursed loan amounts.

(2)	Net income plus interest expense, divided by interest expense.

(3)	Indicates the Bank’s target ratio.

Liquid Assets and Liquidity Policy

          In January 2000, the Board of Directors approved a revised liquidity policy for the Bank. The revised liquidity policy introduced three new cash flow parameters: undisbursed equity investments, undisbursed private sector loans, and the loan equivalent to the value of outstanding guarantees, in the calculation of the minimum liquidity level. The revised policy set the prudential minimum liquidity level as the sum of 50 per cent of the following two years’ net loan disbursements and debt service requirements, plus the loan equivalent of signed guarantees, undisbursed private sector loans and undisbursed equity investments. It also set the operating liquidity level as the sum of the prudential minimum liquidity level plus 50 per cent of the average undisbursed public sector loans of the following two years.

          Experience gained over the past few years with private sector loans has allowed the Bank to analyze the disbursement pattern of a number of private sector loans. As a result, the Bank is able to forecast with greater accuracy the future disbursements for private sector loans. The liquidity policy was updated in November 2002 in view of the advances in the Bank’s Asset and Liability Management (ALM) practices, Information Technology infrastructure and accounting standards.

          The updated policy sets the prudential minimum liquidity level, which is now computed every quarter to address refinancing risk, based on the Bank’s one-year probable cash flow requirement as the sum of four components: the following years’ net loan disbursements and debt service requirements, plus the loan equivalent value of signed guarantees, and undisbursed equity investments. It sets the operating liquidity level as the sum of the prudential minimum liquidity level plus 50 per cent of the stock of undisbursed loans. Further, “held-to-maturity” investments with maturity greater than one-year are excluded from the computation of liquid assets.

          In 2005, as part of the consolidation of the market risk policies, the operational level of liquidity (OLL), which acted as a soft ceiling on the volume of liquidity, was substituted by the maximum level of liquidity that is now determined by the Bank’s debt and capital adequacy limits. The resulting flexibility in determining the pace of implementing the Bank’s medium-term borrowing is expected to enhance the Bank’s ability to achieve lower funding costs

          Investments are based on asset and liability management guidelines adopted by the Board of Directors. Generally, liquid assets of the Bank are invested in marketable securities issued or guaranteed by the member countries or public entities thereof and in time deposits with banks. All marketable securities of the Bank are valued at market value and have been invested on LIBOR-6 month basis since 1998. At 31 December 2005, the Bank’s cash and treasury investments were 277.2 per cent of the undisbursed portion of approved loan commitments of UA 1,860.0 million. At such date, the Bank’s cash and treasury investments totalled UA 5,155.05 million, which was 86.8% per cent of total outstanding borrowings.

          Effective January 1, 2001, the ADB’s liquid assets were tranched into three portfolios, namely operational portfolio, prudential portfolio, and equity-backed portfolio, each with a different benchmark that reflects the cashflow and risk profile of its assets and funding sources. These benchmarks are one-month LIBID for the operational portfolio, and 6-month LIBOR, resetting on February 1 and August 1 for the prudential portfolio. The equity-backed portfolio is managed against a repricing profile benchmark with 10 per cent of the Bank’s net assets repricing uniformly over a period of 10 years.

Bank Rating

          The rating agencies, Standard & Poor’s, Moody’s, Fitch, and the Japan Credit Rating Agency reaffirmed their AAA/Aaa and AA+/Aa1 rating of the Bank’s senior and subordinated debt respectively, with a stable outlook. The ratings recognize the Bank’s strong financial position, the revitalization of its performance in the markets, and its enhanced effectiveness fostered by institutional reforms implemented over the past decade. The ratings also reflect the Bank’s strong membership support, its preferred creditor status, sound capital adequacy and liquidity, and prudent financial management and policies.

Equity Participations

          The Agreement permits the Bank to assume equity participations to further the economic development and social progress of its regional members. The amount of such equity participations is limited by the Agreement to a maximum of 10 per cent of the aggregate amount of the Bank’s paid-up capital stock together with the reserves and surplus included in its ordinary capital resources, less the Special Reserve (which has since been closed in 2002). The Bank is not permitted to hold a controlling interest in any enterprise. Total equity investment participations at 31 December 2005 equalled UA 168.70 million. The Bank has equity participations in, among others, various development banks, the African Development Fund, the African Export-Import Bank, the Africa Infrastructure Fund LLC, Shelter-Afrique, Africa Re, and PTA Bank. The Board of Directors decided in September 1993 that with effect from 31 December 1993 a reserve against losses should be created where, in the opinion of Management of the Bank, there is a significant permanent decline in the value of equity investments, based on periodic reviews of all of the Bank’s equity investments. The provisions for losses on impaired equity investments are included in the income statement.

Special Operations of the Bank

          In addition to its ordinary resources, the Bank administers various special and trust funds for purposes consistent with the Bank’s objective of promoting the economic development and social progress of its regional member countries. Under the Agreement, the total amount outstanding in respect of the special operations of the Bank relating to any special fund may not exceed the total amount of the unimpaired special resources pertaining to that special fund. The resources of special and trust funds are required at all times to be held, used, committed, invested or otherwise disposed of entirely separate from the ordinary capital resources of the Bank and from each other. Each of these funds is subject to its own special rules and regulations. Where such rules and regulations do not exist or apply, the special and trust funds are governed by the provisions of the Agreement and the financial regulations of the Bank.

          The two major funds administered by the Bank are the African Development Fund (ADF) and the Nigeria Trust Fund (NTF), both of which supplement the activities of the Bank. The Bank receives an administration fee for its services.

African Development Fund

          The ADF was established in 1972 pursuant to an agreement between the Bank and 15 non-regional members (the “ADF Agreement”) to provide loans on concessionary terms to the RMCs. The ADF and all of its resources are separate and entirely independent from those of the Bank. The Bank assumes no liability for any of the obligations of the ADF. Participation in the ADF has increased since its establishment and now comprises the Bank, one regional member State Participant (South Africa), 24 non-regional member State Participants and the United Arab Emirates.

          The Agreement Establishing the ADF designates a Board of Governors as the ADF’s highest policy making organ. The Board of Governors meets at least once annually. The ADF Board of Directors, which includes six non-regional members nominated by their constituencies and six executive directors representing the ADB, is responsible for overseeing the general operations of the ADF.

          The ADF uses the UA as the measure of the subscription of its participants and of its loans and for statistical and financial reporting purposes. Following amendment of the ADF Agreement, the UA of the ADF has been aligned with the UA of the Bank with effect from 1 January 1993. At 31 December 2005, the exchange rate was 1 UA = US$ 1.42927.

          The purpose of the ADF is to assist the Bank in making an effective contribution to the economic progress and social development of the regional member countries and to promote co-operation among them. The operations of the ADF supplement those of the Bank. In contrast to the lending policy of the Bank, the ADF provides long-term financing for projects on concessionary terms. The ADF’s loan financing is directed primarily at those RMCs which, in the opinion of the ADF, are in the greatest need of such financing.

          The resources of the ADF consist of the subscriptions and periodic replenishments by the Bank and State Participants, other resources received by the ADF and funds derived from operations or otherwise accruing to the ADF. The ADF has benefited from contributions from Botswana and South Africa, in particular. The mobilization of external resources for ADF, is a triennial exercise. In mid-December 2004, State Participants reached agreement on the Tenth Replenishment of the Fund, covering the 3-year operational period 2005-2007.

          At 31 December 2005, the cumulative ordinary and special subscriptions to ADF amounted to UA 14,948.5 million of which UA 13,361.07 million was fully paid-in. The Bank’s subscription to the ADF at 31 December 2005 was UA 111.74 million, which was fully paid-in. The Bank has 50 per cent of the voting power of the ADF.

          For the year ended 31 December 2005, loans and grants approved amounted to UA 1.42 billion and the level of cumulative loans approved less fully repaid loans and less cancellations, amounted to UA 11.16 billion. ADF loans bear no interest charge, carry a service charge of 0.75 per cent per annum on outstanding balances, and attract a commitment fee of 0.50 per cent per annum on undisbursed commitments. Project loans have a 50-year repayment period, including a ten-year grace period; lines of credit have a twenty-year repayment period with a five-year grace period.

Nigeria Trust Fund

          The Agreement Establishing the Nigeria Trust Fund (the “NTF Agreement”) was signed on 26 February 1976, between the Bank and the Federal Republic of Nigeria and became effective on 25 April 1976. The purpose of the NTF is to assist in the economic development of the most needy regional member countries of the Bank by the provision of funds on terms intermediate between those of the Bank and those of the ADF. NTF loans currently bear an interest rate of between 2 and 4 per cent, a repayment period of up to 25 years including a grace period of up to five years prior to the commencement of principal repayments and a commission of 0.75 per cent payable on undisbursed balances. The resources of the NTF come from contributions from the Federal Republic of Nigeria and the net income of the NTF.

          In April 2003, the ADB Board of Directors endorsed the Initiatives to Enhance the Development Effectiveness of the Nigeria Trust Fund. The enhancements subsequently approved by the Board of Governors include: (i) participation in the HIPC debt relief initiative by contributing 10 per cent of the annual net income of the NTF to the HIPC Trust Fund; (ii) an adjustment of the interest rate for NTF loans from 4 per cent to a range of 2 to 4 per cent to increase the concessionality of such loans; (iii) the execution of a Technical Cooperation Agreement (TCA) with the Bank Group for purposes of providing resources for the financing of technical and institutional support programs for the benefit of RMCs; and (iv) the introduction of more flexibility in the investment of the resources of the NTF, pending their use in financing projects.

          At 31 December 2005, the NTF had total assets of UA 410.31 million. At the same date, the NTF had approved total loans, less cancellations, amounting to UA 248.4 million, of which UA 74.36 million was disbursed and outstanding.

Other Funds

          The Bank has been entrusted with the administration of other funds, namely the Mamoun Beheiry Fund (to reward outstanding employees of the Bank), the Arab Oil Fund (which is restricted to making concessionary loans to specific African countries affected by high oil prices), and the Special Emergency Assistance Fund (designed to provide assistance to African countries affected by drought and famine). The total resources and assets of these trust funds at 31 December 2005 amounted to UA 5.40 million.

          Litigation

          Two unfavourable awards in a total amount of 1.3 billion CFA Francs (approximately US $2 million) were given by the Ivorian Courts of Appeals against the Bank in 2002 in connection with the claims of a private sector borrower following the cancellation by the Bank of a loan for non-compliance with loan conditions. The Bank appealed both matters before the Supreme Court of Côte d’Ivoire.

          One of the cases was then referred to the Cour Commune de Justice et d’Arbitrage (CCJA), an international court established under a regional treaty, which court declined jurisdiction and referred the matter back to the Côte d’Ivoire Supreme Court. On 26 April 2006, the Supreme Court ruled against the Bank’s appeal. The other appeal, involving an award of 100 million CFA Francs, remains pending.

          Temporary Relocation

          The Board of Directors decided in February 2003 to evacuate the Bank’s staff from Côte d’Ivoire following the deterioration in the security situation as assessed by the United Nations. The Board of Directors also decided to temporarily move the Bank’s operations to the Temporary Relocation Agency in Tunis. The process of relocation was substantially completed by May 2003. The Bank’s operations continued throughout the period of evacuation and relocation. In June 2003, the Board of Governors decided that the Bank should remain at the Temporary Relocation Agency for a minimum duration of two years. The duration of the temporary relocation has since been extended by the Board of Governors, most recently for a further period of 12 months from June 2006.

RISK MANAGEMENT POLICIES AND PROCESSES

          As a development finance institution, the African Development Bank seeks to reduce its exposure to risks that are not essential to its core business of providing development finance and related assistance. To this end, the Bank has adapted its risk management policies, guidelines, and processes to reduce exposure to interest rate, currency, liquidity, counterparty, legal, and operational risks, while maximizing its capacity to assume the risks of extending credit to its public and private sector clients within its approved risk limits.

Risk Management Process

          The processes and procedures by which the Bank manages its risk profile continually evolve as its activities change in response to market, credit, product, and other developments. Its risk management is under the supervision of the Bank’s Board of Directors. In addition to approving all risk management policies, the Board of Directors periodically reviews trends in the Bank’s risk profiles and performance to ensure compliance with those policies. The Bank’s risk management process is supported by an independent risk management team.

          The Asset and Liability Management Committee (ALCO) is the Bank’s most senior management forum on risk management issues. ALCO is chaired by the Vice President for Finance and meets at least monthly to perform its oversight role. Among its key functions, the Committee reviews regular and ad hoc finance and risk management reports and projections, approves strategies to adjust the balance sheet, and confirms country and project credit risk ratings and the associated expected loss estimates. ALCO is supported by 7 standing working groups that report to the Committee on specific risk management issues. These working groups cover country risk, commercial credit risk, interest rate risk, currency risk, operational risk, financial projections, and financial products and services.

          Day-to-day operational responsibility for implementing the Bank’s risk management policies and guidelines is delegated to the appropriate business units.

Credit Risk

          Credit risk, the potential default of one or more debtors, is the largest source of risk for the Bank and is managed within an integrated framework of credit policies, guidelines, and processes. The foundation of the Bank’s credit management framework is a systematic credit risk assessment based on a uniform internal credit risk rating scale that is calibrated to reflect the Bank’s statistical loss expectations.

Internal Credit Risk Rating Scale

Risk Rating	Range of Expected Loss	Risk Class	International Equivalent

1	1-2%	Very Low Risk	A-BBB

2	2-3%	Low Risk	BB

3	3-5%	Moderate Risk	B
4	5-7%

5	7-12%	High Risk	CCC
6	12-20%

7	20-40%
8	40-60%	Very High Risk	<CCC
9	60-80%
10	80-100%

          The Bank manages 3 principal sources of credit risk: (i) sovereign credit risk on its public sector portfolio; (ii) non-sovereign credit risk on its portfolio of private sector and enclave projects; and (iii) counterparty credit risk on its portfolio of treasury investments and derivative instruments.

Managing Sovereign Credit Risk

          When the Bank lends to public sector borrowers, it generally requires a full sovereign guarantee or the equivalent from the borrowing member state. Consequently, the expected loss rate on the Bank’s public sector portfolio is derived from regular assessments of the ultimate collectibility risk of the sovereign guarantees from the borrowing member states. The credit risk ratings of the Bank’s borrowing member states are updated quarterly by the credit management division.

          In 2005, while the overall risk profile of the bank’s sovereign guaranteed portfolio remained largely unchanged, the portfolio’s weighted-average risk rating weakened from 2.97 at the end of 2004 to 3.15 at the end of 2005, mainly because the change in the measurement basis of exposure brought about by the revised accounting norms. The distribution of the sovereign portfolio across the Bank’s 5 credit risk classes is shown in the table below.

Risk Profile of the Outstanding Sovereign Guaranteed Loan Portfolio

	Very Low Risk	Low Risk	Moderate Risk	High Risk	Very High Risk

2005	26%	26%	18%	17%	13%
2004	28%	28%	21%	11%	12%
2003	25%	32%	21%	16%	6%
2002	21%	35%	23%	13%	8%
2001	20%	37%	30%	6%	7%
2000	19%	26%	42%	3%	10%

          To ensure adequate diversification, the Bank maintains a prudent distribution of its sovereign guaranteed portfolio through its exposure management policies. For each eligible public sector borrower, the Bank applies an exposure limit that reflects the country’s risk rating and its economic potential subject to a maximum loan equivalent exposure for any single country that is no more than 15 percent of the Bank’s maximum sustainable portfolio1. The country exposure limits are reviewed annually and are used as a risk-based benchmark to plan the Bank’s medium-term country assistance strategies.

          It is the Bank’s policy that if a payment of principal, interest, or other charges with respect to any Bank Group credit becomes 30 days overdue, no new loans to that member country, or to any public sector borrower in that country, will be presented to the Board of Directors for approval, nor will any previously approved loan be signed, until all arrears are cleared. Further, for such countries, disbursements on all loans to or guaranteed by that member country are suspended until all overdue amounts have been paid. These countries also become ineligible in the subsequent billing period for a waiver of 0.50 percent on the commitment fees charged on qualifying undisbursed ADB loans.

          Although the Bank benefits from the advantages of preferred creditor status and rigorously applies sanctions on non-performing sovereign borrowers, some countries have experienced difficulties in servicing their debts to the Bank on a timely basis. With the adoption of the revised International Financial reporting Standards (IFRS) from 2005, the Bank no longer makes general provisions for performing loans. In line with the IFRS norms, the Bank makes a provision for the impairment in its sovereign portfolio commensurate with the assessment of the incurred loss in the portfolio. The Bank’s impairment allowance of UA 376.4 million is consistent with the estimated incurred loss associated with impaired loans at the end of 2005.

          To cover potential unexpected credit-related losses due to extreme and unpredictable events, the Bank maintains a conservative risk capital cushion for sovereign credit risks. The Bank’s capital adequacy policy articulates differentiated risk capital requirements for all credit-sensitive assets (loans and equity investments) plus contingent liabilities (guarantees and client risk management products) in each risk class. At the end of 2005, the Bank’s public sector portfolio required as backing, 45 percent of the Bank’s total on-balance sheet risk capital2.

          This compares with 47 percent at the end of 2004 and reflects the changes in both the composition of the sovereign portfolio and the sources of risk capital as a result of the application of the revised IFRS.

[1] The maximum sustainable portfolio is the largest outstanding portfolio that can be supported by the current level of risk capital applying the Bank’s capital adequacy policy.

[2] The Bank defines risk capital as the sum of paid-in capital, accumulated reserves plus general provisions net of translation adjustments. Reflecting a conservative approach to measuring capital adequacy for operational planning, the Bank does not include callable capital in its computation of risk capital

Managing Non-Sovereign Credit Risk

          When the Bank lends to private sector borrowers or to enclave projects, it does not benefit from full sovereign guarantees or the equivalent. The Bank may also provide financing to creditworthy commercially oriented entities that are publicly owned, without a sovereign guarantee. Consequently, the expected loss rate on its non-sovereign portfolio is derived from the assessment of the ultimate collectibility risk of each project loan including any security or guarantees. The credit management division assigns a credit rating for all new projects at entry and the risk ratings on all outstanding projects are updated quarterly.

          In 2005, the non-sovereign loan and equity portfolios continued to grow. By year-end, the weighted-average risk rating improved from 3.40 in 2004 to 3.12 in 2005. The distribution of the non-sovereign portfolio across the Bank’s 5 credit risk classes is shown in the table below.

Risk Profile of the outstanding Non-Sovereign Loan and Equity Portfolio

	Very Low Risk	Low Risk	Moderate Risk	High Risk	Very High Risk

2005	14%	20%	56%	7%	3%
2004	15%	14%	55%	10%	6%
2003	0%	20%	62%	10%	8%
2002	19%	0%	58%	18%	5%
2001	0%	0%	57%	26%	17%
2000	0%	0%	68%	11%	21%

          To ensure a prudent distribution of its non-sovereign portfolio, the Bank manages its lending activities within a framework of country, sector, client, and instrument exposure limits and risk profile benchmarks. In addition, the Bank generally requires a range of securities and guarantees from project sponsors to partially mitigate the credit risk for direct private sector loans.

          In compliance with the revised IFRS, the Bank no longer makes general provisions to cover the expected losses in the performing non- sovereign portfolio. For the non-performing portfolio, the Bank makes a specific provision based on an assessment of the credit impairment, or incurred loss, on each loan. The impairment allowance to cover the incurred loss on impaired loans in the non-sovereign portfolio was UA 16.1 million.

          In addition to lending, the Bank may make equity investments in private sector projects either directly or through investment funds. To the extent possible, equity investments are carried at fair value. In cases where an equity investment that is not fair valued is assessed as potentially non-performing, the Bank may make a provision based on accepted impairment tests measured against the Bank’s carrying cost. At the end of 2005, the average provisioning rate for equity investments in private sector was equivalent to 2.7 per cent of the outstanding equity portfolio.

          To cover potential unexpected credit related losses due to extreme and unpredictable vents, the bank maintains a conservative risk capital cushion for non-sovereign credit risks. At the end of 2005, the Bank’s non –sovereign portfolio required as backing approximately 4.1 percent of the Bank’s total on-balance sheet risk capital, largely unchanged from the level at the end of 2004. This was still well below the limit of 20% for total non-sovereign operations.

Managing Counterparty Credit Risk

          In the normal course of its business, the Bank utilizes various financial instruments to meet the needs of its borrowers, to manage its exposure to fluctuations in market interest and currency rates, and to temporarily invest its liquidity prior to disbursement. All of these financial instruments involve, to varying degrees, the risk that the counterparty in the transaction may be unable to meet its obligation to the Bank.

          Reflecting a preference for minimizing exposure to counterparty credit risk, the Bank maintains eligibility criteria that limit the Bank’s financial operations to counterparties with the very best credit ratings. For example, the minimum rating for counterparties for derivative instruments is AA- or the equivalent1.

1 With effect from April 2006, the minimum rating has been modified to A- or the equivalent, for derivative counterparties who have concluded an agreement with the Bank to provide credit support in the form of collateral to the Bank

          In addition to these stringent rating standards, the Bank operates a framework of exposure limits based on the counterparty credit rating and size subject to a maximum of 8 percent of the Bank’s total risk capital for any single counterparty. Individual counterparty credit exposures are aggregated across all instruments using the Bank for International Settlements (BIS) potential exposure methodology and monitored regularly against the Bank’s credit limits after considering the benefits of any collateral. As a rule, the Bank executes master derivative agreements with close-out netting provisions with its derivative counterparties prior to undertaking any transactions. As shown below, the estimated potential counterparty credit exposure of the investment and derivative portfolios continues to be predominantly AA or higher.

Credit Risk Profile of the Investment and Derivative Portfolio

	AAA	AA	A	Others

2005	56%	36%	8%	0%
2004	62%	36%	2%	0%
2003	67%	27%	6%	0%
2002	68%	29%	3%	0%
2001	56%	41%	3%	0%
2000	52%	43%	4%	0%

          To cover potential unexpected credit related losses due to extreme and unpredictable events, the Bank maintain a conservative risk capital cushion for counterparty credit risks as per the current BIS standards. At the end of 2005, the Bank’s counterparty credit portfolio including all investments and derivatives instruments required as backing just over 1.9 percent of the Bank’s total on-balance sheet risk capital. This is a minor change from 1.7 percent in 2004.

Managing Liquidity Risk

          As a long-term development lender, the Bank holds sufficient liquid assets to enable it to continue normal operations even in the unlikely event that it is unable to obtain fresh resources from the capital markets for an extended period of time. To achieve this objective, the Bank computes a prudential minimum level of liquidity based on the projected net cash requirement for a rolling one-year period. The prudential minimum level of liquidity is updated quarterly and includes all potential debt service payments due to early redemption of swaps and borrowings with embedded options. To enable the Bank to take advantage of low-cost funding opportunities as they arise, the Bank’s policy permits a judicious increase of liquid resources where there is an economic benefit. Throughout 2005, the level of liquid assets remained well above the minimum prescribed by the Bank’s liquidity policy.

          To strike the optimal balance between generating adequate investment returns and holding securities that can be easily sold for cash if required, the Bank divides its investment portfolio into tranches with different liquidity objectives and benchmarks. The Bank’s core liquidity portfolio is invested in relatively liquid securities that can be readily sold if required. In addition to the core portfolio, the Bank maintains a second tranche of liquidity that is always invested in the most highly liquid securities to cover its expected operational cash-flow needs. Probable redemptions of swaps and borrowings with embedded options are included in the computation of the size of the operational tranche of liquidity. A third tranche of liquidity, which is funded by the Bank’s equity resources, is held in a portfolio of fixed income securities designated as “held-to-maturity” investments (HTM). Only HTM investments with a remaining maturity of one year or less are considered as liquid investments against the Bank’s minimum liquidity requirements.

Managing Currency Risk

          The Agreement Establishing the Bank explicitly prohibits it from taking direct currency exchange exposure by, requiring liabilities in any one currency (after swap activities) to be matched with assets in the same currency. This is achieved primarily by holding or lending the proceeds of its borrowings in the same currencies in which they were borrowed (after swap activities). To avoid creating new currency mismatches, the Bank requires its borrowers to service their loans in the currencies disbursed. However, to facilitate loan repayment for its borrowers that may not have easy access to certain currencies, the Bank provides currency exchange services on an agency basis.

          As a large part of its balance sheet is funded by equity resources, which are denominated in UA (equivalent to the SDR), the Bank has a net asset position that is potentially exposed to translation risk when currency exchange rates fluctuate. The Bank’s policy is to minimize the potential fluctuation of the value of its net worth measured in UA by matching, to the extent possible, the currency composition of its net assets with the currency basket of the SDR. In line with this policy, throughout 2005 the Bank’s currency alignment was adjusted within a tight band of the risk-neutral position in each of the currencies making up the SDR composition. Towards the end of 2005, the International Monetary Fund (IMF) carried out its 5-yearly review of the SDR basket, and following this review, the revised SDR basket took effect from January 1, 2006. In keeping with the Bank’s currency risk management policy, currency transactions were carried out in early 2006 to realign the net assets to the revised SDR basket. During 2005, despite sharp movements in the values of the major currencies during the year, the Bank registered only a minor change in translation adjustments of less than 0.5 percent of net assets.

          The distribution of the currencies of the Bank’s recurring administrative expenditures shows a high concentration of expenses in Euros, CFA Francs and Tunisian Dinars. For 2005, the Bank’s strategy of purchasing currencies in the forward market to cover the estimated currency composition of expenses during the year mitigated the unfavourable impact of rate movements during the year.

Managing Interest Rate Risk

          The Bank’s exposure to interest rate risk can be traced to two principal sources: (i) the interest rate sensitivity of the net interest margin between the rate the Bank earns on its assets and the cost of the borrowings funding those assets and (ii) the interest rate sensitivity of the interest margin the Bank earns on the assets funded by its equity resources. The Bank’s principal rate risk management objective is to generate a stable overall net interest margin.. It is understood that as an inevitable part of managing interest rate risk, the strategies that would help to stabilize the Bank’s net interest margin (longer duration of equity) would often lead to increased volatility of the economic value of the Bank’s equity on a mark-to-market basis.

Managing Operational Risk

          The Bank, like all financial institutions, is exposed to many types of operational risks, including potential losses arising from internal activities or external events caused by breakdowns in information, communication, physical safeguards, business continuity, supervision, transaction processing, settlement systems and procedures, and the execution of legal, fiduciary, and agency responsibilities. The Bank maintains a comprehensive system of internal controls and back-up procedures designed to keep operational risk at appropriate levels in view of the Bank’s financial strength and the characteristics of the activities and markets in which it operates. These internal controls are periodically updated to conform to industry best practice.

          In 2005, internal control improvements focused on completing the implementation of the Bank’s main treasury management information technology systems to reduce the ambient level of operational risk in the Bank’s trading activities and to facilitate reporting of its financial instruments in compliance with international financial reporting standards. In addition, the Bank made significant progress in implementing an Integrated International Control Framework (IICF) based on COSO (Committee of Sponsoring Organizations of the Treadway Commission) guidelines, with a view to consolidate and enhance the internal control processes within the Bank Group.

ADMINISTRATION OF THE BANK

Board of Governors

          All the powers of the Bank are vested in the Board of Governors, which consists of a Governor and an Alternate Governor appointed by each member of the Bank, who exercise the voting power to which that member country is entitled. Each Governor and Alternate Governor serves for a term of five years, subject to termination of appointment or to reappointment at any time at the discretion of the appointing member country.

          The Board of Governors may delegate to the Board of Directors all its powers except certain specified powers, such as the power to increase or decrease the authorised capital and to approve, after reviewing the report of the auditors, the balance sheet and statement of income and expenses of the Bank.

          The Board of Governors holds an annual meeting and such other meetings as may be provided for by the Board of Governors or called by the Board of Directors. Meetings of the Board of Governors are called by the Board of Directors whenever requested by five members of the Bank, or by members having one- quarter of the total voting power of the members.

Board of Directors

          Without prejudice to the powers of the Board of Governors, the Board of Directors is responsible for the conduct of the general operations of the Bank, and, for this purpose, exercises all the powers delegated to it by the Board of Governors. The Board of Directors is composed of eighteen members who shall not be Governors or Alternate Governors. Twelve members are elected by the Governors representing the RMCs, and six members are elected by the Governors representing the non-regional member countries. Each Director appoints an Alternate Director who acts for him when he is not present. Directors and their Alternates are required to be nationals of member countries. An Alternate Director may participate in meetings of the Board of Directors but may vote only when he is acting in place of the absent Director.

          Members of the Board of Directors of the Bank as at 31 December 2005 are listed below. Directors are elected for a term of three years and may be re-elected provided that no Director shall serve for more than two three-year terms.

Board of Directors – Countries Represented as at 31 December 2005

Regional Member Countries

F. Samir	Morocco, Togo and Tunisia
F.B. L. Mansaray	Ghana, Gambia, Liberia, Sierra Leone and Sudan
B. R. R Kukuri	Botswana, Angola, Mozambique, Namibia and Zimbabwe
G. Zirimwabagabo	Kenya, Eritrea, Ethiopia, Uganda, Tanzania, Rwanda and Seychelles
F.A.H. Shakweer	Egypt and Djibouti
P.E. Ginindza	South Africa, Malawi, Mauritius, Lesotho, Swaziland and Zambia
A. Fontes	Cape Verde, Benin, Burkina Faso, Chad, Comoros, Gabon, Mali, Niger and
Senegal
P.H. Dacoury-Tabley	Côte d’Ivoire, Guinea and Equatorial Guinea
A.T. Tabib	Libya, Mauritania and Somalia
H.J.C. Andze-Olinga	Cameroon, Burundi, Central African Republic, Congo and Democratic Republic
of Congo
O. Bougara	Algeria, Guinea Bissau and Madagascar
M.L. Sani	Nigeria and Sao Tome & Principe

Non-Regional Member Countries

R. Dewdney	Germany, The Netherlands, Portugal and the United Kingdom
A. M. Wiig	Denmark, Finland, India, Norway, Sweden and Switzerland
F. Pittore	France, Italy and Belgium
Y. Yoneyama	Japan, Argentina, Austria, Brazil and Saudi Arabia
C.S. Perry	United States of America
F. Arsenault	Canada, China, Korea, Kuwait, and Spain

President and Management

          The Board of Governors, on the recommendation of the Board of Directors, elects the President of the Bank by a vote of a majority of the total voting power of the members, including a majority of the total voting power of the regional member countries. The Agreement provides that the President shall be a national of a regional member country. On the recommendation of the President of the Bank, the Board of Directors appoints one or more Vice- Presidents. The President is elected for a term of five years and may be re- elected provided that no person may be elected President for more than two successive five-year terms.

          The President is the Chairman of the Board of Directors but has no vote except a deciding vote in case of a tie. He may participate in meetings of the Board of Governors but has no vote. He is also the chief executive officer of the Bank and conducts, under the direction of the Board of Directors, the current business of the Bank. The President is the legal representative of the Bank.

On 21 July 2005, the Board of Governors elected Donald Kaberuka who served as Rwanda’s Minister of Finance and Economic Planning from 1997 to 2005 as the 7th President of the Bank. Mr Kaberuka formally assumed office on 1 September 2005.

The principal officers of the Bank as at 31 December 2005 are listed below.

Principal Officers as at 31 December 2005

Presidency
D. Kaberuka	President
H. Kifle	Director of Cabinet
Vacant	Chief Economist
A. Akin-Olugbade	General Counsel and Director, Legal Department
G. Giorgis	Director, Operations Evaluation Department
E.R. Ouko	Director, Office of Auditor General
V. Jogoo	Acting Secretary General
J. R. Nabina	Ombudsman

Corporate Management
I. N’diaye	Officer-in –Charge, Vice Presidency, Corporate Management
I. N’diaye	Director, Information Management and Methods Department
J.P. Ehounou	Director, General Services and Procurement Department
G. Terracol	Director, Human Resources Management Department
V.N. Mbarga	Head, Language Services Unit
M. Sangbe	Official Representative, Headquarters, Abidjan

Finance
T. de Longuemar	Vice President
C. Boamah	Director, Financial Control Department
A. Oteh	Director, Treasury Department
T. I. Vusi	Acting Director, Financial Management Department

Policy, Planning and Research
P. Afrika	Officer-in-Charge, Vice Presidency, Policy, Planning and Research
P. Afrika	Director, Operations Policies and Review Department
J.K. Litse	Director, Planning and Budgeting Department
C. Lufumpa	Officer-in-Charge, Development Research Department
K. Bedoumra	Director, African Water Facility Department
Y. Vyas	Head, Sustainable Development and Poverty Reduction Unit
J. Mensah-Quainoo	Head, Procurement Unit

Operations, Central and West
J.M. Gharbi	Officer-in-Charge, Vice-Presidency, Operations, Central and West
J.M. Gharbi	Director Country Operations – West Department
Z. El Bakri	Director, Social Development Department
L. Chakroun	Director, Country Operations – Central Department
G. Mbesherubusa	Director, Infrastructure Department
C.D. Spencer	Director, Agriculture and Rural Development

Operations, North, East and South
B.B. Sidibe	Officer-in Charge, Vice Presidency, Operations, North, East, and South
B.B. Sidibe	Director, Agriculture and Rural Development Department
F.N. Black	Director, Country Operations – ADF Department
A.R. Rakotobe	Director, Infrastructure Department
L. Borin	Director, Private Sector Department
S. Olanrewaju	Officer-in-Charge, Country Operations – ADB Department
A. Hamer	Director, Social Development Department

THE AGREEMENT ESTABLISHING THE AFRICAN DEVELOPMENT BANK

          The Agreement constitutes the Bank’s governing charter and establishes the status, immunities, exemptions and privileges of the Bank, describes its purpose, membership, capital structure and organisation, authorises the kinds of transactions in which it may engage and prescribes limitations on such transactions. The Agreement also contains, among other things, provisions with respect to the admission of additional members, the increase of the authorised capital stock, the terms and conditions under which the Bank may make or guarantee loans, the use of currencies held by it, the withdrawal and suspension of member countries and the suspension and termination of the operations of the Bank.

          The Agreement may be amended only by a resolution of the Bank’s Board of Governors approved by a two-thirds majority of the total number of Governors representing not less than three-quarters of the total voting power of the member countries, including two-thirds of the regional members having three-quarters of the total voting power of the regional members. The unanimous agreement of the Board of Governors is required for the approval of any amendment modifying the right to withdraw from the Bank, the pre-emptive rights to subscribe capital stock or the limitation on the liability of the member countries. No such amendment has been made to the Agreement to date. The Agreement provides that any question of interpretation of its provisions arising between any member country and the Bank or between member countries shall be referred to the Board of Directors for decision. Such decision may then be submitted to the Board of Governors whose decision shall be final.

Membership of the Bank

          Any African country that has the status of an independent state may become a regional member of the Bank. The geographical area to which the regional membership and the development activities of the Bank extend consists of the continent of Africa and the African islands. Non-regional countries that are, or become, participants in the ADF or that have made, or are making, contributions to the ADF may be admitted to the Bank.

          Although any member may withdraw from the Bank by delivering written notice, any such member remains liable for all direct and contingent obligations to the Bank (including its obligations in respect of callable capital) so long as any part of the loans or guarantees contracted before the termination date is outstanding. No member has withdrawn from the Bank since its establishment. However, membership of the former Yugoslavia has been suspended by the Bank’s Board of Directors, in conformity with resolutions and determinations of the UN General Assembly (see Note K of the financial statements included herein).

Legal Status, Immunities and Privileges

          The following is a summary of the principal provisions of the Agreement relating to the legal status, immunities and privileges of the Bank in the territories of its members.

          The Bank has full juridical personality with capacity to contract, to acquire and dispose of immovable and movable property, and to institute legal proceedings. It is immune from every form of legal process, except in cases arising out of the exercise of its borrowing powers when it may be sued only in a court of competent jurisdiction in the territory of a member in which it has its principal office, or in the territory of a member or non-member where it has appointed an agent for the purpose of accepting service or notice of process or has issued or guaranteed securities. No actions against the Bank may be brought by members or persons acting for or deriving claims from members.

          The property and assets of the Bank are immune from all forms of seizure, attachment or execution before the delivery of final judgment against the Bank. Such property and assets are also immune from search, requisition, confiscation, expropriation or any other form of taking or foreclosure by executive or legislative action. The archives of the Bank are inviolable. The Governors, Directors, Alternate Directors, officers and employees of the Bank and experts and consultants performing missions for the Bank are immune from legal process with respect to acts performed by them in their official capacity. The Agreement enables the Board of Directors to waive any of these immunities where in its opinion it would further the interest of the Bank to do so.

          The Bank, its property, other assets, income and the operations and transactions it carries out pursuant to the Agreement are exempt from all taxation and from all customs duties in the member states. The Bank is also exempt from any other obligation relating to the payment, withholding or collection of any tax or duty.

GENERAL DESCRIPTION OF THE SECURITIES

          Each prospectus, offering circular, information memorandum, supplemental information statement or pricing supplement will include the following information regarding the terms of Offered Securities: (a) the aggregate principal amount, (b) status (and subordination, in the case of subordinated securities), (c) the maturity date, (d) the interest rate, (e) the currency or currencies, including composite currencies, of denomination and payment, (f) the dates on which such interest will be payable, (g) the redemption dates and prices and provisions for a sinking fund, if applicable, (h) the form and denomination and (i) the fiscal or paying agent or agents with respect to the securities.

          Securities will be repayable from the ordinary capital resources of the Bank. The Board of Directors of the Bank has authorised the issuance of two classes of debt securities, senior (“Senior Securities”) and subordinated (“Subordinated Securities”). All debt securities of the Bank are Senior Securities unless by their terms they are expressly subordinated in right of payment to other debt securities of the Bank. Both classes of debt securities rank pari passu except in the event of a call on the callable capital of the Bank, whereupon the holders of Subordinated Securities of the Bank will be subordinated in right of payment to holders of debt which is not expressly so subordinated.

          The Securities will not be the obligation of any government, and their terms and conditions will contain a statement to that effect. The specific terms and conditions of each issue of Offered Securities will be set forth or referred to in the prospectus, offering circular or supplemental information statement relating to the Offered Securities.

          The Securities will not contain any limitations on the right of the Bank to issue any other bonds, notes or obligations.

TAXATION

          The Securities and the interest on them generally will not be exempt from taxation.

          Under the Agreement, the Securities and the interest paid on them are not subject to any tax by a member of the Bank (i) which discriminates against the Securities solely because they are issued by the Bank or (ii) if the sole jurisdictional basis for the tax is the place or currency in which the Securities are issued, made payable or paid, or the location of any office or place of business maintained by the Bank. Also, under the Agreement, the Bank is not under any obligation to withhold or pay any taxes on any interest on the securities it issues, including the Securities.

REPORT OF THE EXTERNAL AUDITORS AND ADB FINANCIAL STATEMENTS FOR THE YEARS ENDED 31 DECEMBER 2005, 2004 AND 2003

TABLE OF CONTENTS PAGES

INDEPENDENT AUDITORS’ REPORT TO THE BOARD OF GOVERNORS OF THE AFRICAN DEVELOPMENT BANK

We have audited the financial statements of the African Development Bank (the Bank) for the year ended 31 December 2005 which comprise the balance sheet, the statement of income and expenses, the statement of recognised income and expense, statement of cash flows and the related notes A to T. These financial statements have been prepared under the accounting policies set out therein, for the purpose of submitting approved and audited financial statements to the Board of Governors as required by Article 32(d) of the Agreement establishing the Bank.

This report is made solely to the Bank’s Board of Governors, as a body, in accordance with Article 32(d) of the Agreement establishing the Bank. Our audit work has been undertaken so that we might state to the Bank’s members those matters we are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Bank and the Bank’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of management and auditor
These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting policies used and significant estimates and judgments made by the Bank’s management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

Disagreement on reclassification of the Bank’s capital from equity to liabilities
As set out under the Member Countries’ Subscription accounting policy in Note B to the financial statements, the Agreement Establishing the Bank provides that a member country (or “State”) may withdraw from the Bank at any time (defined as the “termination date”). Exercising such right of withdrawal requires the Bank to arrange for the repurchase of such member country’s shares as part of the settlement of accounts with that State. In our view, although the Bank is able to withhold any amount due to the member country for its shares so long as the State remains liable as borrower or guarantor to the Bank, and notwithstanding the fact that the member country remains liable for its direct and contingent liabilities to the Bank as long as any part of the loans or guarantees contracted before the termination date is outstanding, the Bank does not have the unconditional right to avoid settling its contractual obligations at termination date to the member country. Therefore, in accordance with International Financial Reporting Standard IAS 32, member countries’ capital stock should be reclassified in the Bank’s financial statements as financial liabilities instead of equity.

The impact of this accounting treatment would be to reclassify credit balances of UA 2,263,445,736 and UA 2,213,505,210 of capital stock and to reclassify debit balances of UA 151,758,878 and UA 147,203,564 of cumulative exchange adjustment on subscriptions from equity to liabilities in the balance sheet of the Bank for the years ended 31 December 2005 and 31 December 2004 respectively. A further impact would be to reduce the Bank’s net income by UA 144,000,000 and UA 114,640,000 which relates to the expensing of the Board of Governors’ approved distributions of income in the years ended 31 December 2005 and 31 December 2004 respectively. The total reserves of the Bank remain unchanged as a result of this reduction in net income relating to the Board of Governors’ approved distributions of income.

Qualified opinion arising from disagreement on reclassification of the Bank’s capital from equity to liabilities

In our opinion, except for the effects on the financial statements of the matter referred to in the preceding two paragraphs, the financial statements present fairly, in all material respects the financial position of the Bank as of 31 December 2005, and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

Deloitte & Touche LLP
London
United Kingdom
13 April 2006

INDEPENDENT AUDITORS’ REPORT TO THE BOARD OF GOVERNORS OF THE AFRICAN DEVELOPMENT BANK

We have audited the financial statements of the African Development Bank (the Bank) for the year ended 31 December 2004 which comprise the Balance Sheet, the Statement of Income and Expenses, the Statement of Comprehensive Income and Changes in Reserves, the Statement of Cash Flows and the related Notes A to X. These financial statements have been prepared under the accounting policies set out therein, for the purpose of submitting approved and audited financial statements to the Board of Governors as required by Article 32(d) of the Agreement Establishing the Bank.

This report is made solely to the Bank’s Board of Governors, as a body, in accordance with Article 32(d) of the Agreement Establishing the Bank. Our audit work has been undertaken so that we might state to the Bank’s Board of Governors those matters we are required to state to them in an auditors ☐ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Bank and its Board of Governors as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of management and auditors

The Bank’s management is responsible for the preparation of the financial statements in accordance with International Financial Reporting Standards.

Our responsibility is to audit the financial statements in accordance with International Standards on Auditing.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. It also includes assessing the accounting policies used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Bank as at 31 December 2004 and the results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

Deloitte & Touche LLP
Chartered Accountants
London
30 March 2005

INDEPENDENT AUDITORS’ REPORT TO THE BOARD OF GOVERNORS OF THE AFRICAN DEVELOPMENT BANK

We have audited the financial statements of the African Development Bank (the Bank) for the year ended 31 December 2003 which comprise the Balance Sheet, the Statement of Income and Expenses, the Statement of Comprehensive Income and Changes in Reserves, the Statement of Cash Flows and the related Notes A to Y. These financial statements have been pre- pared under the accounting policies set out therein, for the purpose of submitting approved and audited financial statements to the Board of Governors as required by Article 32(d) of the Agreement Establishing the Bank.

This report is made solely to the Bank’s Board of Governors, as a body, in accordance with Article 32(d) of the Agreement Establishing the Bank. Our audit work has been undertaken so that we might state to the Bank’s Board of Governors those matters we are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Bank and its Board of Governors as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of management and auditors
Management is responsible for the preparation of the financial statements in accordance with International Financial Reporting Standards. Our responsibility is to audit the financial statements in accordance with International Standards on Auditing.

We report to you our opinion as to whether the financial statements are presented fairly in all material respects.

We read the other information published with the financial statements and consider the implications for our report if we become aware of any apparent misstatement or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information unless we specifically indicate in writing otherwise.

Basis of audit opinion
We conducted our audits in accordance with International Standards on Auditing. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. It also includes an assessment of the financial statements and of whether the accounting policies are appropriate to the Bank’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion
In our opinion, the financial statements present fairly, in all material respects, the state of affairs of the Bank as at 31 December 2003 and the results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board.

Deloitte & Touche LLP
Chartered Accountants
London
31 March 2004

AFRICAN DEVELOPMENT BANK

BALANCE SHEET

ASSETS

	For the years ended 31 December,

	2005		2004*		2003		2002

	UA	US$	UA	US$	UA	US$	UA	US$

	(Expressed in Thousands of UA & US$ – Note B)

Due from Banks	70,340	100,535	43,800	68,022	66,540	98,876	89,178	121,239

Demand Obligation	3,801	5,433	3,909	6,071	3,800	5,647	6,830	9,285

Derivative Assets	285,927	408,667	274,790	426,752	253,910	377,303	149,110	202,718

Investments (Notes D)	5,155,053	7,367,963	4,435,417	6,888,247	4,135,862	6,145,767	1,972,621	2,681,818

Non-Negotiable Instruments on Account of Capital (Note F)	25,897	37,014	31,180	48,423	41,809	62127	57,481	78,147

Accounts Receivable
Accrued income on loans and Investments	233,704	334,026	218,031	338,604	168,704	250,689	213,730	290,570

Other Amounts receivable	322,676	461,191	179,453	278,692	35,196	52,300	51,446	69,942

	556,380	795,217	397,484	617,297	203,900	302,989	265,176	360,512
Loans (Note G)
Disbursed and Outstanding	5,512,442	7,878,768	5,640,427	8,759,640	5,612,240	8,339,620	5,967,662	8,113,156

Less: Accumulated Provision for impairment	(194,613)	(278,155)	(213,593)	(331,712)	(469,090)	(697,054)	(491,664)	(668,427)

	5,317,829	7,600,613	5,426,834	8,427,927	5,143,150	7,642,567	5,475,998	7,444,729

Equity Participation (Note H)
ADF	97,364	139,159	97,166	150,900	111,741	166,044	111,741	151,914
Other Institution	71,333	101,954	63,437	98,518	52,483	77,988	52,097	70,827

	168,697	241,114	160,603	160,603	164,224	244,032	163,838	222,741
Other Assets
Property, equipment & intangibles (Note I)	16,350	23,369	17,605	27,341	20,773	30,868	16,332	22,204
Miscellaneous	628	898	533	828	571	848	363	493

	16,978	24,266	18,138	28,168	21,344	31,717	16,695	22,697

TOTAL ASSETS	11,600,902	16,580,821	10,792,155	16,760,325	10,034,539	14,911,024	8,196,927	11,143,886

          The accompanying notes to the Financial Statements form part of this statement.

           * Restated as per Note C

AFRICAN DEVELOPMENT BANK

BALANCE SHEET

LIABILITIES, RESERVES AND CAPITAL

	For the years ended 31 December,

	2005		2004*		2003		2002

	UA	US$	UA	US$	UA	US$	UA	US$

	(Expressed in Thousands of UA & US$ – Note B)
Accounts Payable
Accrued Financial charges	250,404	357,895	182,812	283,909	95,031	141,213	90,964	123,667
Other Accounts payable	247,819	354,200	194,356	301,837	99,736	148,205	141,380	192,209

	498,223	712,095	377,168	585,746	194,767	289,418	232,344	315,876
Securities Sold under Agreements to Repurchase and Payable for Cash Collateral Received(Note D)	466,961	667,413	9,295	14,435	113,907	169,262	–	–
Derivatives Liabilities (Note E)	317,245	453,429	513,892	798,079	330,418	490,991	61,832	84,062
Borrowings (Notes J)	5,940,398	8,490,433	5,638,889	8,757,,251	5,864,778	8,714,884	4,455,040	6,056,716

– Equity Subscription Paid	2,263,446	3,235,075	2,213,505	3,437,595	2,168,502	3,222,329	2,125,064	2,889,067
Cumulative Exchange Adjustment on Subscriptions (Note K)	(151,759)	(216,905)	(147,203)	(228,608)	(145,330)	(215,956)	(141,991)	(193,040)
	2,111,687	3,018,171	2,066,302	3,208,988	2,023,172	3,006,373	1,983,073	2,696,02

Reserves Retained Earnings	2,257,678	3,226,831	2,652,116	4,118,763	1,959,207	2,922,322	1,919,473	2,609,562
Fair value gains on available for Sale on equity investment	8,710	12,449	2,467	3,831	–	–	–	–
Cumulative Currency Translation Adjustment	–	–	(467,974)	(726,768)	(451,710)	(671,228)	(454,835)	(618,357)
Total Reserves	2,266,388	3,239,280	2,186,609	3,395,826	1,507,497	2,240,095	1,464,638	1,991,205
Total Equity	4,378,075	6,257,451	4,252,911	6,604,813	3,530,669	5,246,468	3,447,711	4,687,232

TOTAL LIABILITIES & EQUITY	11,600,902	16,580,821	10,792,155	16,760,325	10,034,539	14,911,024	8,196,927	11,143,886

          The accompanying notes to the Financial Statements form part of this Statement.

          * Restated as per Note C

AFRICAN DEVELOPMENT BANK
ORDINARY CAPITAL RESOURCES
STATEMENT OF INCOME AND EXPENSES

	For the years ended 31 December,

	2005		2004*		2003		2002

	UA	US$	UA	US$	UA	US$	UA	US$

	(Expressed in Thousands of UA & US$ – Note B)
OPERATIONAL INCOME & EXPENSES
Income from loans	324,230	463,413	323,105	501,785	325,455	483,616	414,819	563,954
Income from investments and Related derivatives (Note L)	155,375	222,073	123,567	191,901	99,767	148,251	74,011	100,619

Total Income from loans and investments	479,605	685,485	446,672	693,686	425,222	631,867	488,830	664,574

Borrowing expenses (Note M) Interest & amortizing issuance costs	(218,516)	(312,318)	(230,749)	(358,356)	(219,592)	(326,307)	(258,686)	(351,689)

Net interest on borrowing derivatives	1,399	1,999	33,671	52,291
Unrealized loss on fair valued borrowing& related derivatives	(30,773)	(43,983)	(7,697)	(11,954)	(81,647)	(121,325)	37,205	50,581
Unrealized gain/(loss) on derivatives Non fair valued borrowings	7,219	10,318	(10,353)	(16,078)

Provision for loan interest & charges (Note G)
Loan principal	21,169	30,256	(51,384)	(79,800)	21,507	31,959	(3,492)	(4,747)
Loan interest& charges	(7,317)	(10,457)	(2,479)	(3,850)
Other income	15,725	22,475	7,402	11,495	2,617	3,889	1,248	1,697
Provisions for equity investments	750	1,072	3,309	5,139	(1,682)	(2,499)	(56)	(76)
Translation gains	1,577	2,254	-	-	-	-	-	-

Net operational income	270,838	387,101	188,392	292,575	146,425	217,583	265,049	360,339

Other Expenses, net

Administrative expenses (Note N)	(41,675)	(59,565)	(37,611)	(57,592)	(45,136)	(67,071)	(32,272)	(43,874)

Depreciation	(7,101)	(10,149)	(6,417)	(9,966)	(5,571)	(8,278)	(5,509)	(7,490)
Sundry Expenses	(741)	1,059	(836)	(1,298)	968	1,438	(1,208)	(1,642)

Total other expenses (net)	(49,517)	(70,774)	(44,864)	(69,674)	(49,739)	(73,911)	(38,989)	(53,006)

Net Income	221,321	316,327	143,528	222,900	96,686	143,672	226,060	307,333

The accompanying notes to the Financial Statements form part of this Statement.

* Restated as per Note C

AFRICAN DEVELOPMENT BANK

STATEMENT OF RECOGNIZED INCOME AND EXPENSE

	For the years ended 31 December,

	2005		2004		2003		2002

	UA	US$	UA	US$	UA	US$	UA	US$

	(Expressed in Thousands of UA & US$ – Note B)

Gain on available for sale investments taken to equity	6,243	8,921.5	2,467	3,831.28	0.0	0.0	0.0	0.0

Actuarial losses on defined benefits plans	(3,785)	(5,409.79)	(31,374)	(48,724.14)	0.0	0.0	0.0	0.0

Net income recognized directly in equity	2,458	3,511.72	(28,907)	(44,892.86)	-	-	-	-

Net income for the year	221,321	316,327.43	143,528	222,900.42	226,060	307,333	226,060	307,333

Total recognized income & expense for the year	223,779	319,839.15	114,621	178,007.56	226,060	307,333	226,060	307,333

STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004, 2003 AND 2002

(Expressed in thousands of UA and US$ – Note B)
CASH FLOW FROM:	2005	2004*	2003	2002
UA	US$	UA	US$	UA	US$	UA	US$
OPERATING ACTIVITIES
Net income	221,321	(316,327)	143,528	166,753	96,686	143,672	226,060	307,333
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	7,101	10,149	6,417	9,966	5,571	8,278	5,509	7,490
Provision for impairment on loan principal and charges	(13,852)	(19,798)	53,863	(31,958)	(21,507)	(31,958)	3,492	4,747
Unrealized gains on investments and asset swaps	7,653	10,938	(4,421)	(6,866)	(6,388)	(9,491)	4,173	5,673
Amortization of discount or premium on held-to-maturity	6,027	8,614	10,289	15,979	7,527	11,185	-	-
Amortization of borrowing costs	(2,687)	(3,840)	1,517	2,356	4,284	6,366	4,377	5,951
Provision for impairment on equity investments	(750)	(1,072)	(3,309)	(5,139)	1,682	2,499	56	76
Derivative asset movement	23,554	33,665	18,050	28,032	81,647	121,325	(45,313)	(61,604)
Share of profit in associate	(198)	(283)	(10)	(16)
Profit on disposal of equity investments	(2,641)	(4,101)	-	-	-
Losses/(gains) on exchange	(1,577)	(2,254)	-	(968)	(1,438)	1,208	1,642
Changes in accrued income on loans and investments	(22,319)	(31,900)	19,108	29,675	45,027	66,909	87,646	119,156
Changes in accrued financial charges	68,679	98,161	87,872	136,466	3,007	4,468	(50,646)	(68,854)
Changes in other receivables and payables	(91,477)	(130,745)	(33,940)	(52,709)	(37,866)	(56,268)	(121,994)	(165,853)

Net cash provided by operating activities	201,475	287,962	296,323	460,193	178,702	265,546	236,562	321,611

INVESTING, LENDING AND DEVELOPMENT ACTIVITIES:
Disbursements on loans	(595,350)	(850,916)	(630,235)	(978,761)	(652,322)	(969,331)	(499,769)	(679,446)
Repayments of loans	713,994	1,020,490	1,012,537	1,572,480	1,028,903	1,528,919	1,002,691	1,363,178
Investments maturing after 3 months of acquisition:
Held-to-maturity portfolio	(63,070)	(90,144)	(265,890)	(412,930)	(655,777)	974,465	1,165,278	1,584,219
Trading portfolio	(134,305)	(191,958)	(234,384)	(364,001)	(1,050,548)	(1,561,083)
Payment of allocation of net income	(144,000)	(205,815)	(114,640)	(178,037)	(56,952)	(84,629)	(22,000)	(29,909)
Changes in other assets	(5,940)	(8,490)	(3,255)	(5,055	)2)	(15,145)	1,687	2,294
Equity participations acquisition	2,013	2,877	(7,836)	(12,169)	(6,706)	(9,965)	(6,308)	(8,576)

Net cash used in investing, lending and development activities	(226,658)	(323,955)	(243,703)	(378,473)	(1,403,594)	(2,085,699)	(810,971)	(1,102,531)

FINANCING ACTIVITIES:
New issues on borrowings	544,479	778,208	432,550	671,754	2,189,615	3,253,702	944,141	1,283,579
Repayments on borrowings	(541,209)	(773,534)	(579,728)	(900,323)	(677,152)	1,006,288	(1,649,270)	2,242,216
Net cash from currency swaps	27,229	38,918	(60,778)	(94,389)	(41,683)	(61,940)	(31,953)	(43,441)
Net cash from capital subscriptions	52,220	74,639	54,920	85,291	57,144	84,914	52,560	71,456

Net cash (used in)/provided by financing activities	82,719	118,228	(153,036)	(237,666)	1,527,924	2,270,448	(684,522)	(930,621)
Effect of exchange rate changes on:
Cash and investments	2,817	4,026	(5,035)	(7,819)	15,253	22,666	(2,202)	(2,994)
(Decrease)/increase in cash and investments	60,353	86,262	(105,451)	(163,766)	318,285	472,962	(1,265,906)	(1,721,025)
Cash and investments at beginning of the year	531,662	759,889	637,113	989,443	318,828	473,769	2,132,162	2,898,717

Cash and investments at the end of the year	592,015	846,151	531,662	825,676	637,113	946,731	866,256	1,177,692

Composed of:

Investments maturing within 3 months of acquisition
Trading portfolio	34,931	49,927	441,587	685,789	669,240	’1	798,918	1,086,145
Held-to-maturity portfolio	953,705	1,363,102	55,570	86,301	15,240	22,646	8,426	11,455

Securities sold under agreements to repurchase and payable for cash collateral received	(466,961)	(667,413)	(9,295)	(14,435)	(113,907)	(169,262)

Cash	70,340	68,022	43,800	68,022	66,540	98,876	89,178	121,239
Cash and cash equivalent at the end of the year	592,016	1	531,662	825,676	637,113	946,731	866,256	1,177,692

Supplementary disclosure:
Movement resulting from exchange rate fluctuations:
Loans	18,626	26,622	6,889	10,699	(21,160)	(31,443)	(4,773)	(6,489)
Borrowings	186,281	266,246	(96,831)	(150,380)	(123,770)	(183,919)	(61,104)	(83,072)
Currency swaps	(134,818)	(192,691)	98,286	152,639	130,426	193,809	66,855	90,89

The accompanying notes to the financial statements form part of this Statement.

* Restated as per Note C

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

NOTE A – OPERATIONS AND AFFILIATED ORGANIZATIONS

The African Development Bank (ADB or the Bank) is a multilateral development finance institution dedicated to the economic and social progress of its regional member states. The Bank finances development projects and programs in its regional member states, typically in co-operation with other national or international development institutions. In furtherance of this objective, the Bank participates in the selection, study and preparation of projects contributing to such development and, where necessary, provides technical assistance. The Bank also promotes investments of public and private capital in projects and programs designed to contribute to the economic and social progress of the regional member states. The activities of the Bank are complemented by those of the African Development Fund (ADF or the Fund), which was established by the Bank and certain countries; and the Nigeria Trust Fund (NTF), which is a special fund administered by the Bank. Notably, the ADB, ADF, and NTF each has separate and distinct assets and liabilities. There is no recourse to the ADB for obligations in respect of any of the ADF or NTF liabilities. The ADF was established to assist the Bank in contributing to the economic and social development of the Bank’s regional members, to promote co-operation and increased international trade particularly among the Bank’s members, and to provide financing on concessional terms for such purposes.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Bank’s financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) promulgated by the International Accounting Standards Board. The financial statements have been prepared under the historical cost convention except for certain financial assets and financial liabilities that are carried at fair value.

In terms of prior years, accounting policies are consistent in all respects, except as noted in note C.

The significant accounting policies employed by the Bank are summarized below.

Revenue recognition
Interest income is accrued on a time basis and recognized based on the effective interest rate for the time such instrument is outstanding and held by the Bank. The effective interest rate is the rate that discounts the estimated future cash flows through the expected life of the financial asset to the asset’s net carrying amount.

Income from investments includes realized and unrealized gains and losses on trading financial instruments and the amortization of premiums and discounts calculated on the effective interest method for held-to-maturity financial instruments.

Dividends relating to investments in equity are recognized when the Bank’s right to receive payment is established.

Functional and presentation currencies
Although the Bank conducts its operations in the currencies of its member countries, as a result of the application of IAS 21 revised, “The Effects of Changes in Foreign Exchange Rates”, the Bank prospectively changed its functional currency from the currencies of all its member countries to the Unit of Account (UA) effective January 1, 2005. The UA is also the currency in which the financial statements are presented. The value of the Unit of Account is defined in Article 5.1 (b) of the Agreement Establishing the Bank (the Agreement) as equivalent to one Special Drawing Right (SDR) of the International Monetary Fund (IMF) or any unit adopted for the same purpose by the IMF.

          Currency translation
Income and expenses are translated to UA at the rates prevailing on the date of the transaction. Monetary assets and liabilities are translated into UA at rates prevailing at the balance sheet date. Non-monetary assets and liabilities are carried in UA. Translation differences are included in the determination of net income. Capital subscriptions are recorded in UA at the rates prevailing at the time of receipt.

This is composed of the UA amount at the predetermined rate net of the difference between the predetermined rate and the rate at the time of receipt. Such difference is described in the Financial Statements as the Cumulative Exchange Adjustment on Subscriptions (CEAS). When currencies are converted into other currencies, the resulting gains or losses are included in the determination of net income.

Member Countries’ Subscriptions
Although the Agreement establishing the ADB allows for a member country to withdraw from the Bank, no member has ever withdrawn its membership voluntarily, nor has any indicated to the Bank that it intends to do so. Moreover, there is a significant financial disincentive to withdrawing membership. The stability in the membership reflects the fact that the members are independent African and Non-African countries, and that the purpose of the Bank is to contribute to the sustainable economic development and social progress of its regional member countries individually and jointly.

In the unlikely event of a withdrawal by a member, the Bank shall arrange for the repurchase of the former member’s shares. The Bank may offset its obligation to make payments for the shares against the member’s liabilities on loans and guarantees due to the Bank. The repurchase price of the shares is the value shown by the books of the Bank on the date the country ceases to be a member, hereafter referred to as “the termination date”. The former member would remain liable for direct obligations and contingent liabilities to the Bank for so long as any parts of the loans or guarantees contracted before the termination date are outstanding.

Were a member to withdraw, the Bank may set the dates in respect of payments for shares repurchased. If, for example, paying a former member would have adverse consequences for the Bank’s financial position, the Bank could defer payment until the risk had passed, and indefinitely if appropriate. Further, shares that become unsubscribed for any reason may be offered by the Bank for purchase by eligible member countries, based on the share transfer rules approved by the Board of Governors. In any event, no payments shall be made until six months after the termination date. If the Bank were to terminate its operations within six months of the termination date, all liabilities of the Bank shall first be settled out of the assets of the Bank and then, if necessary, out of members’ callable capital, before any distribution can be made to any member country, including the withdrawing member.

If at a date subsequent to the termination date, it becomes evident that losses may not have been sufficiently taken into account when the repurchase price was determined, the former member may be required to pay, on demand, the amount by which the repurchase price of the shares would have been reduced had the losses been taken into account when the repurchase price was determined. In addition, the former member remains liable on any call, subsequent to the termination date, for unpaid subscriptions, to the extent that it would have been required to respond if the impairment of capital had occurred and the call had been made at the time the repurchase price of its shares was determined.

Employee benefits
1) Pension obligations
The Bank operates a contributory defined benefit pension plan for its employees. The plan provides benefit payments to participants upon retirement. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. An actuarial valuation of the cost of providing benefits for the Staff Retirement Plan is determined using the Projected Unit Credit Method. Upon reaching retirement age, pension is calculated based on the average remuneration for the final three years of pensionable service and the pension is subject to annual inflationary adjustments. Actuarial gains and losses are recognized immediately in retained earnings in the year they occur. Past service cost is recognized immediately to the extent that benefits are already vested, and otherwise, is amortized on a straight-line basis over the average period until the benefits become vested. The pension liability is recognized as part of other accounts payable in the balance sheet. The liability represents the present value of the Bank’s defined benefit obligations, net of the fair value of plan assets and unrecognized actuarial gains and losses.

2) Post-employment medical benefits
The Bank operates a contributory defined Medical Benefit Plan (MBP) which provides post-employment healthcare benefits to eligible former staff, including retirees. Membership of the Plan includes both staff and retirees of the Bank. The entitlement to the post-retirement healthcare benefit is usually conditional on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits derive from contributions from plan members as well as the Bank and are accrued over the period of employment and during retirement. Contributions by the Bank to the MBP are charged to expenses and included in the statement of income and expenses. The Medical Benefit Plan Board, which is an independent Board created by the Bank determines the adequacy of the contributions and is authorized to recommend changes to the contribution rates of both the Bank and plan members. The obligations to the Plan are valued every three years by independent qualified actuaries.

Financial instruments
Financial assets and financial liabilities are recognized on the Bank’s balance sheet when the bank assumes related contractual rights or obligations.

1) Financial assets
The Bank classifies its financial assets in the following categories: financial assets at fair value through profit or loss; loans and receivables; held-to-maturity investments; and available-for-sale financial assets. Management determines the classification of its investments at initial recognition.

i)	Financial assets at fair value through profit or loss

All trading assets are carried at fair value through the income statement. The investment trading portfolio is acquired principally for the purpose of selling in the short term. Derivatives are also categorized as held-for-trading.

ii)	Loans and receivables

The Bank has classified demand obligations, accrued income and receivables from loans and investments and other sundry amounts as receivables. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Bank provides money, goods or services directly to a debtor with no intention of trading the receivable. Accrued income and receivables include accrued interest on derivatives.

iii)	Held-to-maturity investments

The Bank has classified its investments in certain debt securities as held-to-maturity. Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Bank’s management has the positive intention and ability to hold to maturity. Held-to-maturity investments are reported at amortized cost.

iv)	Available-for-sale financial assets

The Bank has classified equity investments for which it does not have control or significant influence as available-for-sale. Available- for-sale investments are those intended to be held for an indefinite period of time, and may or may not be sold in the future.

v)	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits and other short-term highly liquid investments that are readily convertible to a known amount of cash and are subject to insignificant risk of changes in value.

Purchases and sales of financial assets at fair value through profit or loss, held-to-maturity and available-for-sale are recognized on a trade-date basis, which is the date on which the Bank commits to purchase or sell the asset. Loans are recognized when cash is advanced to the borrowers. Financial assets are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or where the Bank has transferred substantially all risks and rewards of ownership.

Loans and receivables and held-to-maturity investments are carried at amortized cost using the effective interest method. Available-for- sale financial assets and financial assets at fair value through profit or loss are carried at fair value. Gains and losses arising from changes in the fair value of the financial assets at fair value through profit or loss category are included in the income statement in the period in which they arise. Gains and losses arising from changes in the fair value of available-for-sale financial assets are recognized directly in equity, until the financial asset is derecognized or impaired at which time the cumulative gain or loss previously recognized in equity is recognized in profit or loss. However, interest on available-for-sale instruments is calculated using the effective interest method and recognized in the income statement. Accrued interest on financial assets is disclosed in other accounts receivable.

2) Financial liabilities

i)	Borrowings

In the ordinary course of its business, the Bank borrows funds in the major capital markets for lending and liquidity purposes. The Bank issues debt instruments denominated in various currencies, with differing maturities at fixed or variable interest rates. The Bank’s borrowing strategy is driven by three major factors, namely: timeliness in meeting cash flow requirements, optimizing asset and liability management with the objective of mitigating exposure to financial risks, and providing cost-effective funding. In addition to long and medium-term borrowings, the Bank also undertakes short-term borrowing for cash and liquidity management purposes only. Certain of the Bank’s borrowings contain embedded derivatives that are required under IAS 39 to be separated from the host contract and carried on the balance sheet at fair value. Certain borrowings, some of which also contain embedded derivatives, are designated at fair value through profit or loss. Borrowings not so designated are carried on the balance sheet at amortized cost with interest expense determined using the effective interest method. The unamortized balance of the issuance costs are netted off against borrowings in the balance sheet. Borrowing expenses include the amortization of issuance costs, discounts and premiums, which is determined using the effective interest method. Certain of the Bank’s borrowings have been obtained from the governments of some member countries of the Bank and are interest free. In accordance with IAS 20 – “Accounting for Government Grants and Disclosure of Government Assistance”, the benefit of borrowing at subsidized rates from member countries’ Governments has not been recognized through the imputation of interest expense in the financial statements.

ii)	Financial liabilities at fair value through profit or loss

This category has two sub-categories: financial liabilities held-for-trading, and those designated at fair value through profit or loss at inception. Derivatives are categorized as held-for-trading. The Bank primarily applies this fair value designation to borrowings which have been swapped into floating-rate debt using derivative contracts. In these cases, the designation of the borrowing at fair value through profit or loss is made in order to significantly reduce an accounting mismatch which would have arisen if the borrowings were carried on the balance sheet at par value adjusted for unamortized premiums or discounts while the related swaps were carried on the balance sheet at fair value.

iii)	Other liabilities

All financial liabilities that are not derivatives or designated at fair value through profit or loss are recorded at amortized cost. The amounts include accrued finance charges, borrowings and other accounts payable.

Derivatives
The Bank uses derivative instruments in its portfolios for asset/liability management, cost reduction, risk management and hedging pur- poses. These instruments include currency swaps and interest rate swaps. The derivatives on borrowings are used to modify the interest rate or currency characteristics of the borrowing portfolio and are linked to the related borrowings at inception and remain so through- out the terms of the contracts. The interest component of these derivatives is disclosed as borrowing cost over the life of the derivative contract and included in the income statement.

Although IAS 39 allows special hedge accounting for certain qualifying hedging relationships, the application of such special hedge accounting criteria does not make evident the asset/liability and risk management strategy of the Bank and would result in certain hedged instruments being carried at fair value, while other similar hedged instruments are carried at amortized cost. The Bank has elected not to designate any qualifying hedging relationships, but rather classifies all derivatives as held-for-trading at fair value, with all changes in fair value recognized in the income statement.

Derivatives embedded in other financial instruments or other non-financial host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contract and the host contract is not carried at fair value with unreal- ized gains or losses reported in profit or loss. Such derivatives are stripped from the host contract and fair valued with the unrealized gains and losses reported in profit or loss.

Impairment of financial assets
1) Assets carried at amortized cost
The Bank assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired and makes provision for such impairment. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recogni- tion of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the Bank.

If the Bank determines that there is objective evidence that an impairment loss on loans and receivables or held-to-maturity investments carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. For sovereign-guaranteed loans, the estimated impairment arises from delays that may be experienced in receiving amounts due. For non-sovereign-guaranteed loans, the impairment reflects management’s best estimate of the non-collectibility, in whole or in part, of amounts due as well as delays in the receipt of such amounts.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the income statement. If a loan or held-to-maturity investment has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract.

Upon the adoption of the amendments to IAS 39 on January 1, 2005, the Bank discontinued the practice of placing loans in non-accrual status. Interest and charges are accrued on all loans, including those in arrears.

2) Assets carried at fair value
The Bank assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss, which is measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss is reclassified from equity to profit or loss in the income statement. Impairment losses recognized in the income statement on equity instruments are not reversed through the income statement. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss is reversed through the income statement.

Offsetting financial instruments
Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to off- set the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Fair value disclosure
The fair values of quoted investments in active markets are based on current bid prices. For financial assets with inactive markets or unlisted securities, the Bank establishes fair value by using valuation techniques that incorporate the maximum use of market data inputs. These include the use of recent arm’s length transactions, discounted cash flow analysis, option pricing models and other valuation tech- niques commonly used by market participants. Financial instruments for which market quotations are not readily available have been valued using methodologies and assumptions that necessarily require the use of subjective judgments. Accordingly, the actual value at which such financial instruments could be exchanged in a current transaction or whether they are actually exchangeable is not readily determinable. Management believes that these methodologies and assumptions are reasonable, however, the values actually realized in a sale might be different from the fair values disclosed.

The methods and assumptions used by the Bank in estimating the fair values of financial instruments are as follows:

Cash: The carrying amount is the fair value.

Investments: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Swaps: Fair values for the Bank’s interest rate and currency swaps are based on quoted market prices or pricing models and represent the amounts that the Bank would receive or pay to terminate the agreements.

Borrowings: The fair values of the Bank’s borrowings are based on market quotations when possible or valuation techniques based on discounted cash flow models using LIBOR market-determined discount curves adjusted by the Bank’s credit spread. Credit spreads are obtained from market data as well as indicative quotations received from certain counterparties for the Bank’s new public bond issues. The Bank also uses systems based on industry standard pricing models and valuation techniques to value borrowings and their associated derivatives. The models use market-sourced inputs such as interest rates, yield curves, exchange rates and option volatilities. Valuation models are subject to internal and periodic external reviews.

Equity investments: The underlying assets of the Bank’s equity investments carried at fair value are periodically fair valued both by fund managers and independent valuation experts using market practices. The fair value of investments in listed enterprises is based on the latest available quoted bid prices. The fair value of investments in unlisted entities is assessed using appropriate methods, for example, discounted cash flows. The fair value of the Bank’s investments in these funds is estimated as the Bank’s percentage ownership of the net asset value of the Funds.

Derivative financial instruments: The fair values of derivative financial instruments are based on market quotations when possible or valuation techniques that use market estimates of cash flows and discount rates. The Bank also uses tools based on industry standard pricing models and valuation techniques to value derivative financial instruments. The models use market-sourced inputs such as interest rates, yield curves, exchange rates and option volatilities. All financial models used for valuing the Bank’s financial instruments are subject to both internal and periodic external reviews.

Loans: The Bank does not sell its loans, nor does it believe there is a comparable market for its loans. The fair value of loans reported in these financial statements represents management’s best estimates of the present value of the expected cash flows of these loans. For multi-currency and single currency fixed rate loans, fair values are estimated using a discounted cash flow model based on the year-end variable lending rate in that currency, adjusted for impairment. For all loans not impaired, fair value adjustments are made to reflect expected loan losses. The estimated fair value of loans is disclosed in Note G.

Day one profit and loss
The best evidence of the fair value of a financial instrument at initial recognition is the transaction price (i.e. the fair value of the consid- eration given or received). A gain or loss may only be recognized on initial recognition of a financial instrument if the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e. without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets. On initial recognition, a gain or loss may not be recognized when using a valuation technique that does not incorporate data from observable markets. The Bank only recognizes gains or losses after initial recognition to the extent that it arises from a change in a factor (including time) that market participants would consider in setting a price. The gain or loss is amortized over the life of the borrowing on a straight-line basis.

Investment in Associates
Under IAS 28, “Investments in Associates”, the ADF is considered an associate of the Bank. An associate is an entity over which the Bank has significant influence, but not control, over financial and operating policy decisions. The relationship between the Bank and the ADF is described in more detail in Note H. IAS 28 requires that the equity method be used to account for investments in associates. Under the equity method an investment in an associate is initially recognized at cost and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition. The investor’s share of the profit or loss of the investee is recognized in the investor’s income statement. The subscriptions by the Bank to the capital of the ADF occurred between 1974 and 1990. At December 31, 2005, such subscriptions cumulatively represented approximately 1% of the Bank’s economic interest in the capital of the ADF. Although ADF is a not-for-profit entity and has never distributed any dividend to its subscribers since its creation in 1972, the revisions to IAS 28 require that the equity method be used to account for the Bank’s investment in ADF. Further, in accordance with IAS 36, the net investment in ADF is assessed for impairment.

Retained earnings
Retained earnings of the bank consist of amounts allocated to reserves from prior year’s income and unallocated current year net income. Upon recommendation by the Board of Directors, the Board of Governors approves allocations or distributions of unallocated net income to various specified development causes consistent with the Agreement Establishing the Bank.

Property and equipment
Property and equipment are stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Subsequent costs are included in the asset’s carrying amount or are recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Bank and the cost of the item can be measured reliably. Repairs and maintenance are charged to the income statement when they are incurred.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to amortize the difference between cost and estimated residual values over estimated useful lives. The estimated useful lives are as follows:

- Buildings 15-20 years
- Fixtures and fittings 6-10 years
- Furniture and equipment 3-7 years.
- Motor vehicles 5 years.

The assets’ residual values and useful lives are reviewed periodically and adjusted if appropriate. Assets that are subject to amortization are reviewed annually for impairment. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. The recoverable amount is the higher of the asset’s fair value less costs to sell and its value in use. Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the income statement.

Intangible assets
Intangible assets include computer systems software and they are stated at historical cost less amortization. Amortization on intangible assets is calculated using the straight line method over 3-5 years.

Leases
The Bank has entered into several operating lease agreements, including those for its offices in Tunisia and in certain regional member countries. Under such agreements, all the risks and benefits of ownership are effectively retained by the lessor. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease. Benefits received and receivable as an incentive to enter into an operating lease are also spread on a straight-line basis over the lease term. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognized as an expense in the period in which the termination takes place.

Critical accounting judgments and key sources of estimation uncertainty
The preparation of financial statements in conformity with International Financial Reporting Standards requires management to make certain estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent liabilities. Actual results could differ from such estimates. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The most significant judgments and estimates are summarized below:

1) Impairment losses on loans and advances
The Bank reviews its loan portfolios to assess impairment at each financial reporting date. In determining whether an impairment loss should be recorded in the income statement, the Bank makes judgments as to whether there is any observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of loans before the decrease can be identified with an individual loan in that portfolio. This evidence may include observable data indicating that there has been an adverse change in the payment status of borrowers in a group, or national or local economic conditions that correlate with defaults on assets in the group. Management uses estimates based on historical loss experience for assets with credit risk characteristics and objective evidence of impairment similar to those in the portfolio when scheduling its future cash flows. The methodology and assumptions used for estimating both the amount and timing of future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

2) Fair values of financial instruments
The fair value of financial instruments that are not quoted in active markets are determined by using valuation techniques. Where valuation techniques (for example, models) are used to determine fair values, they are validated and periodically reviewed by qualified personnel independent of the area that created them. All models are calibrated to ensure that outputs reflect actual data and comparative market prices. To the extent practical, models use only observable data, however areas such as credit risk (both own and counterparty), volatilities and correlations require management to make estimates. Changes in assumptions about these factors could affect reported fair value of financial instruments.

3) Impairment of available-for-sale equity investments
The Bank determines that available-for-sale equity investments are impaired when there has been a significant or prolonged decline in the fair value below its cost. This determination of what is significant or prolonged requires judgment. In making this judgment, the Bank evaluates any evidence of a deterioration in the financial health of the investee, industry and sector performance, changes in technology, and operational and financing cash flows.

4) Held-to-maturity investments
The Bank follows the guidance of IAS 39 on classifying non-derivative financial assets with fixed or determinable payments and fixed maturity as held-to-maturity. This classification requires significant judgment. In making this judgment, the Bank evaluates its intention and ability to hold such investments to maturity.

NOTE C – ADOPTION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

In 2005 the Bank adopted all of the new and revised Standards and Interpretations issued by the International Accounting Standards Board (the IASB) and the International Financial Reporting Interpretations Committee (IFRIC) of the IASB that are relevant to its operations and effective for accounting periods beginning on, or after January 1, 2005. The adoption of these new and revised Standards and Interpretations has resulted in changes to the Bank’s accounting policies in the following areas that have affected the amounts reported for the current or prior years:

- the fair value option (IAS 39)
- incurred loss provisioning (IAS 39)
- employee benefits (IAS 19)
- investment in associate (IAS 28)
- determination of the Bank’s functional currency (IAS 21)

The impact of these changes in accounting policies is as follows:

The fair value option (IAS 39)
In June 2005, the International Accounting Standards Board issued an amendment to IAS 39 entitled “Financial Instruments: Recognition and Measurement: The Fair Value Option”. Although this amendment is effective for financial years beginning on or after January 1, 2006, early adoption under specific guidelines is permitted and encouraged. The Fair Value Option (FVO) allows an entity like the Bank to make a voluntary election to account for financial assets or liabilities at fair value under certain prescribed conditions including situations where there are accounting mismatches for example, where economic hedging relationships have not been designated for hedge accounting purposes. The Bank has elected to early-adopt the FVO in 2005. With the adoption of the FVO, Management has fair-valued all borrowings with embedded derivatives that meet the condition in the standard, and reported the fair value movement in the income and expenses account.

The transitional guidance of the revised IAS 39 on Fair Value Option requires that prior years’ comparative figures be restated for all financial instruments that are designated as at fair value through profit or loss. The fair value of previously outstanding borrowings designated at fair value under the transition was UA 4,604.70 million at December 31, 2005 (2004: UA 3,923.12 million). The carrying amount of these same borrowings together with the related embedded derivatives in the previous financial statements at December 31, 2004 was UA 3,946.93 million.

Incurred loss provisioning (IAS 39)
Prior to January 1, 2005, the Bank placed in non-accrual status all loans to, or guaranteed by a member country, if principal, interest or other charges with respect to any such loan were overdue by six months or more. Upon the adoption of the revised IAS 39 on January 1, 2005, the Bank no longer placed loans in non-accrual status. Interest and charges are accrued on all loans including those in arrears. The revised standard requires that both principal and charges receivable on loans be assessed for impairment using the incurred loss model. In accordance with consequential changes to IAS 30, cumulative amounts that had previously been non-accrued as a result of the former non-accrual policy amounting to UA 526.13 million (net of provision) were transferred to reserves on January 1, 2005.

The change from an expected loss to incurred loss provisioning methodology under the revised IAS 39 also requires the restatement of prior years’ comparative figures. The provision calculated under the revised methodology was UA 194.61 million at December 31, 2005 (2004: UA 213.59 million). The provision in the previous financial statements at December 31, 2004 was UA 450.08 million.

Employee benefits (IAS 19)
In accordance with the provisions of the standard, which permits early adoption, the Bank has early adopted in 2005 the amendments to IAS 19 – “Employee Benefits” issued in December 2004 which becomes effective on January 1, 2006. Under the amended standard the Bank has elected to recognize actuarial gains and losses immediately in retained earnings in the year that they occur. Before the adoption of the amended standard, the policy of the Bank had been to recognize actuarial gains and losses that exceeded 10 percent of the greater of the present value of the defined staff retirement obligation and the fair value of the plan assets through the income statement.

The change in accounting policy has resulted in the restatement of prior year comparative figures. The actuarial loss previously not recognized that was charged to retained earnings was UA 65.67 million.

Investment in associate (IAS 28)
The Bank also adopted the revised IAS 28 on “Investments in Associates” to account for its investment in ADF. Under IAS 28, the ADF is considered an associate of the Bank. An associate is an entity over which the Bank has significant influence, but not control, over financial and operating policy decisions. IAS 28 requires that the equity method of accounting be used to account for investments in associate. Under the equity method, an investment in an associate is initially recognized at cost and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition. In addition, in accordance with IAS 36, the net investment in ADF is assessed for impairment. The impairment amount relating to prior years was also included in the total amount transferred to reserves on January 1, 2004. As a result of the application of IAS 28, the share of ADF surplus reported in the Bank’s statement of income and expenses amounted to UA 0.20 million in 2005 (2004: UA 0.01 million).

Determination of the Bank’s functional currency (IAS 21)
Prior to 2005, the Bank considered the currencies of all its member countries as its functional currencies. With the application of IAS 21 revised, “The Effects of Changes in Foreign Exchange Rates”, the Bank prospectively changed its functional currency from the currencies of all its member countries to the Unit of Account (UA), effective January 1, 2005. The UA is also the currency in which the financial statements are presented. As a result of the application of IAS 21, translation gains of UA 1.58 million were recognized in the statement of income and expenses in 2005.

Other
At the date of authorization of these financial statements, a number of International Financial Reporting Standards and Interpretations had been promulgated, but were effective for periods after December 31, 2005. Of these, IFRS 7 – “Financial Instrument Disclosures” is expected to be the most relevant for the Bank. Management is currently assessing the effect on the financial statement disclosures of the Bank.

NOTE D – INVESTMENTS

As part of the overall portfolio management strategy, the Bank invests in government and agency obligations, time deposits, asset-backed securities, repurchase agreements, resale agreements and related financial derivatives including futures, forward contracts, currency swaps, interest rate swaps, options and short sales.

For government and agency obligations with final maturity longer than 1 year, the Bank may only invest in obligations with counterparties having a minimum credit rating of AA- issued or unconditionally guaranteed by governments of member countries or other official entities. For asset-backed securities, the Bank may only invest in securities with a AAA credit rating. Investments in money market instruments are restricted to instruments having maturities of not more than one year and a minimum credit rating of A.

Over-the-counter

(OTC) options on government securities and interest rate products are purchased only if the life of the option contract does not exceed one year, and such transactions are only executed with counterparties with credit ratings of AA- or above. Currency and interest rate swaps including asset swap transactions are permitted only with approved counterparties or guaranteed by entities with minimum credit ratings of AA-/Aa3 at the time of the transaction.

The Bank uses external managers in the management of certain of its liquid assets, in accordance with the Bank’s Asset and Liability Management Guidelines. At December 31, 2005, UA 42.20 million (2004: UA 177.45 million) of investments were under external management.

Securities sold under repurchase agreements with a market value of UA 466.96 million were outstanding at December 31, 2005 (2004: UA 9.30 million). The securities pledged as collateral have a carrying value of UA 422.68 million at December 31, 2005 (2004: UA 9.14 million). These securities include trading and held-to-maturity instruments, which have been included in the respective balance sheet captions.

The composition of investments as at December 31, 2005 and 2004 was as follows:

(UA thousands)	2005	2004

Trading	2,954,053	2,299,010
Held-to-maturity	2,201,000	2,136,407

Total	5,155,053	4,435,417

A summary of the Bank’s trading investments at December 31, 2005 and 2004 follows:

(UA millions)

	US Dollar		Euro		GBP		Other Currencies		All Currencies

	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004

Time deposits	446.31	211.75	47.87	85.05	37.94	2.49	170.02	77.41	702.14	376.70
Asset-backed securities	469.54	455.01	224.38	174.47	-	-	-	-	693.92	629.48
Government and agency obligations	255.62	56.26	75.00	36.66	-	-	0.53	4.59	331.15	97.51
Corporate bonds and commercial paper	594.19	466.58	538.21	646.18	44.50	-	49.94	82.56	1,226.84	1,195.32

Total trading investments	1,765.66	1,189.60	885.46	942.36	82.44	2.49	220.49	164.56	2,954.05	2,299.01

Repos	(317.48)	-	(74.12)	(9.30)	(75.36)	-	-	-	(466.96)	(9.30)

The maturity structure of trading investments as at December 31, 2005 and 2004 was as follows:

(UA millions)	2005	2004

One year or less	1,104.97	713.47
More than one year but less than two years	351.37	416.72
More than two years but less than three years	377.40	424.21
More than three years but less than four years	182.57	64.24
More than four years but less than five years	57.98	15.45
More than five years	879.76	664.92

Total	2,954.05	2,299.01

The maturity structure of repos as at December 31, 2005 and 2004 was as follows:

(UA millions)	2005	2004

One year or less	(466.96)	(9.30)

A summary of the Bank’s investments held-to-maturity at December 31, 2005 and 2004 follows:

(UA millions)

	US Dollar		Euro		GBP		Other Currencies		All Currencies

	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004

Time deposits	6.40	5.71	9.18	49.86	19.36	-	-	-	34.94	55.57
Asset-backed securities	13.98	24.89	60.11	30.28	7.92	-	-	-	82.01	55.17
Government and agency obligations	551.86	491.46	169.69	236.53	285.53	252.20	164.26	99.59	1,171.34	1,079.78
Corporate bonds and other	351.69	296.36	295.21	374.56	193.11	149.27	72.70	125.70	912.71	945.89

Total held-to-maturity investments	923.93	818.42	534.19	691.23	505.92	401.47	236.96	225.29	2,201.00	2,136.41

The maturity structure of held-to-maturity investments as at December 31, 2005 and 2004 was as follows:

(UA millions)	2005	2004

One year or less	222.22	212.27
More than one year but less than two years	223.52	179.43
More than two years but less than three years	228.78	204.09
More than three years but less than four years	307.45	217.57
More than four years but less than five years	355.98	279.80
More than five years	863.05	1,043.25

Total	2,201.00	2,136.41

The fair value of held-to-maturity investments at December 31, 2005 was UA 2,220.56 million (2004: UA 2,134.61 million).

NOTE E – DERIVATIVE ASSETS AND LIABILITIES

The fair values of derivative financial assets and financial liabilities at December 31, 2005 and 2004 were as follows:

			Restated (Note C)
(UA thousands)	2005		2004

	Assets	Liabilities	Assets	Liabilities

Borrowings:
Cross-currency swaps	195,019	210,125	173,462	406,607
Interest rate swaps	78,883	71,829	91,669	60,807
Loan swaps	10,681	25,948	8,433	28,220
Embedded derivatives	284	1,536	-	650

	284,867	309,438	273,564	496,284

Investments:
Asset swaps	1,060	2,472	226	16,650
Macro-hedge swaps	-	5,335	1,000	958

	1,060	7,807	1,226	17,608

Total	285,927	317,245	274,790	513,892

The notional amounts of derivative financial assets and financial liabilities at December 31, 2005 and 2004 were as follows:

		Restated (Note C)
(UA thousands)	2005	2004

Borrowings:
Cross-currency swaps	3,672,511	3,661,197
Interest rate swaps	3,837,001	3,494,010
Loan swaps	822,718	565,922
Embedded derivatives	33,213	34,748

Investments:
Asset swaps	219,486	310,379
Macro hedge swaps	261,322	246,018

Total	8,846,251	8,312,274

Loan hedges
In addition to the swaps on borrowings, the Bank has entered into interest rate swaps which transform fixed rate income on loans in certain currencies into variable rate income.

Administrative expenses hedge
To insulate the Bank from possible significant increases in administrative expenses that could arise from an appreciation of the principal currencies of administrative expenditure i.e. EUR, GBP and USD vis-à-vis the UA, the Bank executed forward exchange transactions to hedge its administrative expenses. The nominal value of the forward transactions as at December 31, 2005 amounted to UA 64.12 million with an unfavourable market value of UA 0.65 million.

NOTE F – NON-NEGOTIABLE INSTRUMENTS ON ACCOUNT OF CAPITAL

Prior to May 1981, all payments on paid-up capital had been made in convertible currencies. However, for the capital increases authorized in May 1979 (but effective December 1982) and May 1981, regional members had the following two options for making their payments:

1)	Five (5) equal annual instalments, of which at least 50 percent is payable in convertible currency and the remainder in the local currency; or

2)

Five (5) equal annual instalments, of which 20 percent is payable in convertible currency and 80 percent in non-negotiable, non-interest bearing notes. Such notes are redeemable by the Bank solely in convertible currency in instalments commencing on the fifth anniversary of the first subscription payment date.

Non-regional members were required to make their payments solely in convertible currencies.

The paid-up portion of subscriptions, authorized in accordance with Board of Governors’ Resolution B/BG/87/11 relating to the fourth General Capital Increase (GCI-IV), is to be paid as follows:

1)

Regional members – 50 percent in five (5) equal annual instalments in cash in freely convertible currency or freely convertible currencies selected by the member state, and 50 percent by the deposit of five non-negotiable, non-interest bearing notes of equal value denominated in Units of Account. Such notes are redeemable by the Bank solely in convertible currency in five (5) equal annual instalments commencing on the fifth anniversary of the first subscription payment date.

2)

Non-regional members – five (5) equal annual instalments in their national currencies, where such currencies are freely convertible or in notes denominated in freely convertible currencies encashable on demand.

Under the Fifth General Capital Increase (GCI-V), there is no distinction in payment arrangements between regional and non-regional members. Each member is required to pay for the paid-up portion of its subscribed shares in eight (8) equal and consecutive annual instalments. The First instalments shall be paid in cash and in a freely convertible currency. The Second to the Eighth instalments shall be paid in cash or notes encashable on demand in a freely convertible currency.

At December 31, 2005 and 2004, the non-negotiable notes balance was as follows:

(UA thousands)	2005	2004

Balance at January 1	31,180	41,809
Net movement for the year	(5,283)	(10,629)

Balance at December 31	25,897	31,180

NOTE G – LOANS

The Bank’s loan portfolio comprises loans granted to, or guaranteed by borrowing member countries as well as certain other non-sovereign guaranteed loans. Amounts disbursed on loans are repayable in the currency or currencies disbursed by the Bank or in other freely convertible currency or currencies approved by the Bank. The amount repayable in each of these currencies shall be equal to the amount disbursed in the original currency. Loans are granted for a maximum period of twenty years, including a grace period, which is typically the period of project implementation. Loans are for the purpose of financing development projects and programs and are not intended for sale. Further, management does not believe that there is a comparable secondary market for the type of loans made by the Bank. The types of loans currently held by the Bank and the rates charged are described below:

Multi-Currency Fixed Rate Loans: For all loans negotiated prior to July 1, 1990, the Bank charges interest at fixed rates.

Multi-Currency Variable Rate Loans: Between July 1, 1990 and September 30, 1997, the Bank offered variable rate loans to its borrowers. The variable interest is reset twice a year and is based on the Bank’s own cost of qualified borrowing plus 50 basis points, resulting in a pass-through of average borrowing costs to those lenders that benefit from the Bank’s loans.

Conversion of Multi-Currency Pool-Based Variable Rate Loans: Borrowers were offered the choice to convert the disbursed and undisbursed amounts of their multi-currency pool-based variable rate to single currency variable terms or retain the terms of their existing multi-currency pool-based variable rate loans. The conversion dates were October 1, 1997 and March 1, 1998. The other terms and conditions of converted loans remained the same as in the original loan agreements.

Effective October 1, 1997, the Bank provides several alternative interest rate mechanisms. In all cases the applicable rate of interest is the sum of two components, namely, the chosen base rate plus a lending margin.

Single Currency Variable Rate Loans: The Bank introduced single currency variable rate loans on October 1, 1997. The variable base rate is the average cost of funding a designated pool of borrowings in each currency and is adjusted semi-annually on January 1 and July 1.

Single Currency Floating Rate Loans: The Bank introduced LIBOR-based single currency floating rate loans with effect from October 1, 1997. The floating base rate is determined for each currency and reset frequency is based on the Bank’s selected reference interest rate in each market. The Bank’s standard floating base rate is the six (6) month reference rate (USD LIBOR, JPY LIBOR, EURIBOR and JIBAR) which is reset semi-annually on February 1 and August 1 and is applicable for the six-month period following the reset date.

Single Currency Fixed Rate Loans: Fixed rate loans were reintroduced with effect from October 1997 in the form of single currency fixed rate loans. The fixed rate is computed as the inter-bank swap market rate corresponding to the principal amortization schedule.

Lending Margin: The lending margin is a rate premium expressed as a nominal interest rate added to the Borrower’s chosen base rate to determine the total lending rate. The lending margin determined by the Bank is independent of the base rate chosen, and remains unchanged throughout the life of the loan. The lending margin for sovereign guaranteed loans is fixed at 40 to 50 basis points. For non-sovereign guaranteed loans, the lending margin is based on the Bank’s assessment of the risks inherent in each project.

Maturity and currency composition of outstanding loans

The maturity distribution of loans as at December 31, 2005 and 2004 was as follows:

(UA millions)					Restated (Note C)
	2005				2004

Periods	Fixed Rate	Floating Rate	Variable Rate	Total	Total

One year or less	392.74	148.25	354.05	895.04	843.05
More than one year but less than two years	203.65	148.29	181.57	533.51	529.76
More than two years but less than three years	198.01	154.52	176.22	528.75	540.56
More than three years but less than four years	163.02	156.91	174.43	494.36	535.03
More than four years but less than five years	131.71	141.07	169.17	441.95	496.74
More than five years	1,447.85	817.50	353.48	2,618.83	2,695.29

Total	2,536.98	1,566.54	1,408.92	5,512.44	5,640.43

The currency composition and type of loans as at December 31, 2005 and 2004 were as follows:

					Restated (Note C)
(Amounts in UA millions)			2005		2004
			Amount	%	Amount	%

Fixed Rate:	Multi-Currency	Euro	118.28		147.65

		Japanese Yen	195.60		251.12
		Pound Sterling	1.07		1.19
		Swiss Franc	40.34		48.56
		US Dollar	248.14		267.19
		Others	9.83		11.36
			613.26	11.13	727.07	12.89

	Single Currency	Euro	1,073.72		787.38

		Japanese Yen	335.63		336.11
		Pound Sterling	2.36		2.43
		South African Rand	43.89		23.67
		Swiss Franc	129.08		139.59
		US Dollar	338.75		323.19
		Others	0.30		0.33
			1,923.73	34.90	1,612.70	28.59

Floating Rate:	Single Currency	Euro	458.31		597.36

		Japanese Yen	6.32		-
		South African Rand	179.08		162.05
		US Dollar	922.83		894.81
		Others	-		2.36
			1,566.54	28.42	1,656.58	29.37

Variable Rate:	Multi-Currency	Euro	203.33		235.71

		Japanese Yen	53.33		64.72
		Swiss Franc	1.35		1.68
		US Dollar	207.12		205.34
		Others	0.34		0.49
			465.47	8.44	507.94	9.01

	Single Currency	Euro	367.54		482.17

		Japanese Yen	190.08		239.52
		Swiss Franc	17.51		19.77
		US Dollar	368.26		394.62
		Others	0.05		0.06
			943.44	17.11	1,136.14	20.14

Total			5,512.44	100.00	5,640.43	100.00

The summary of the currency composition of loans as at December 31, 2005 and 2004 was as follows:

			Restated (Note C)

(Amounts in UA millions)	2005		2004

	Amount	%	Amount	%

Euro	2,221.18	40.29	2,250.29	39.90
Japanese Yen	780.97	14.17	893.81	15.85
Swiss Franc	188.27	3.42	209.60	3.71
Pound Sterling	3.42	0.06	3.62	0.06
US Dollar	2,085.10	37.83	2,085.15	36.97
South African Rand	222.97	4.04	185.72	3.29
Others	10.53	0.19	12.24	0.22

Total	5,512.44	100.00	5,640.43	100.00

Fair value of loans

At December 31, 2005 and 2004, the carrying and estimated fair values of loans were as follows:

			Restated (Note C)

(UA thousands)	2005		2004

	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value

Fixed rate loans	2,536,990	2,979,681	2,339,770	2,731,386
Floating rate loans	1,566,542	1,531,636	1,656,577	1,361,645
Variable rate loans	1,408,910	1,286,671	1,644,080	1,494,333

	5,512,442	5,797,988	5,640,427	5,587,364
Accumulated provision for impairment	(194,613)	-	(213,593)	-

Net loans	5,317,829	5,797,988	5,426,834	5,587,364

Loans are expressed in Units of Account but repaid in the currencies disbursed.

Provision for impairment on loan principal and charges receivable
At December 31, 2005, loans made to or guaranteed by certain member countries with an aggregate principal balance of UA 702.49 million, of which UA 377.92 million was overdue, were considered to be impaired. The gross amounts of loans and charges receivables that were impaired and the cumulative impairment on them at December 31, 2005 and 2004 were as follows:

		Restated
		(Note C)
(UA thousands)	2005	2004

Outstanding balance on impaired loans	702,489	699,586
Less: accumulated provision for impairment	(194,613)	(213,593)

Net balance on impaired loans	507,876	485,993

Charges receivable and accrued income on impaired loans	306,915	284,882
Less: accumulated provision for impairment	(197,764)	(188,076)

Net charges receivable and accrued income on impaired loans	109,151	96,806

The movements in the accumulated provision for impairment on outstanding loan principal for the years ended December 31, 2005 and 2004 were as follows:

		Restated
		(Note C)
(UA thousands)	2005	2004

Balance at January 1	213,593	164,642
Provision for impairment on loan principal for the year	(21,169)	51,384
Translation effects	2,189	(2,433)

Balance at December 31	194,613	213,593

During the year ended December 31, 2005, provisions on private sector loans of UA 4.80 million (2004: UA 0.87 million) were made. The accumulated provisions on private sector loans at December 31, 2005 amounted to UA 16.11 million (2004: UA 10.50 million).

The movements in the accumulated provision for impairment on loan interests and charges receivable for the years ended December 31, 2005 and 2004 were as follows:

		Restated
		(Note C)
(UA thousands)	2005	2004

Balance at January 1	188,076	185,714
Provision for impairment on loan charges for the year	7,317	2,479
Translation effects	2,371	(117)

Balance at December 31	197,764	188,076

Guarantees
The Bank may enter into special irrevocable commitments to pay amounts to the borrowers or other parties for goods and services to be financed under loan agreements. At December 31, 2005, the Bank had no outstanding irrevocable reimbursement guarantees issued to commercial banks on undisbursed loans (2004: UA 14.94 million).

Also, the Bank may provide guarantees for securities issued by an entity eligible for the Banks’ loans. Guarantees are regarded as outstanding when the borrower incurs the underlying financial obligation and are called when a guaranteed party demands payment under the guarantee. Guarantees represent potential risk to the Bank if the payments guaranteed for an entity are not made. At December 31, 2005 the Bank had no outstanding guarantee to any entity (2004: UA 15.38 million).

NOTE H – EQUITY PARTICIPATIONS

Investment in Associate: African Development Fund
The African Development Fund (ADF or the Fund) was established in 1972 as an international institution to assist the Bank in contributing to the economic and social development of the African countries, to promote co-operation and increased international trade particularly among the African countries, and to provide financing on highly concessional terms for such purposes. The Fund’s original subscriptions were provided by the Bank and the original State Participants to the ADF Agreement, and State Participants acceding to the Agreement since the original signing date. Thereafter, further subscriptions were received from participants in the form of Special General Increase and General Replenishments.

The ADF has a 12-member Board of Directors, made up of 6 members selected by the African Development Bank and 6 members selected by State Participants, which reports to the Board of Governors made up of representatives of the State Participants and the ADB. The President of the Bank is the ex-officio President of the Fund.

To carry out its functions, the Fund utilizes the offices, staff, organization, services and facilities of the Bank, for which it pays a share of the administrative expenses. The share of administrative expenses paid by the Fund to the Bank is calculated annually on the basis of a cost-sharing formula, approved by the Board of Directors, which is driven in large part by the number of programs and projects executed during the year. Based on the cost-sharing formula, the share of administrative expenses incurred by ADF for the year ended December 31, 2005 amounted to UA 111.86 million (2004: UA 103.06 million), representing 68.76 percent (2004: 69.64 percent) of the shareable administrative expenses incurred by the Bank. The accounts of the ADF are kept separate and distinct from those of the Bank.

Although the ADB by agreement exercises fifty percent (50%) of the voting powers in the ADF, the Agreement establishing the ADF also provides that in the event of termination of the ADF’s operations, the assets of the Fund shall be distributed pro-rata to its participants in proportion to the amounts paid-in by them on account of their subscriptions, after settlement of any outstanding claims against the participants. At December 31, 2005, the Bank’s pro-rata or economic share in ADF was 1.01% (2004: 1.11%).

The ADB’s investment in the ADF was tested for impairment and an impairment loss of UA 0.15 million was retrospectively recognized in the income statement in 2004.

Other Equity Participations
The Bank may take equity positions in privately owned productive enterprises and financial intermediaries, or public sector companies that are in the process of being privatized or regional and sub-regional institutions. The Bank’s objective in such equity investments is to promote the economic development of its regional member countries and in particular the development of their private sectors. The Bank’s equity participation is also intended to promote efficient use of resources, promoting African participation, playing a catalytic role in attracting other investors and lenders and mobilizing the flow of domestic and external resources to financially viable projects which also have significant economic merit.

Although the Bank is allowed to take equity positions of up to twenty five percent (25%) the Bank currently holds less than 20% of the total equity capital of each institution in which it participates. The Bank therefore does not seek a controlling interest in the companies in which it invests, but closely monitors its equity investments through Board representation. In accordance with the Board of Governors’ Resolution B/BG/2001/09 of May 29, 2001, total equity investment by the Bank shall not at any time exceed ten percent (10%) of the aggregate amount of the Bank’s paid-up capital and reserves and surplus included in its ordinary capital resources.

Equity investments for which fair value cannot be reliably measured are reported at cost less provision for losses for estimated permanent and lasting decline in value. The investments for which fair value cannot be reliably measured typically relate to sub-regional and national development institutions. Investments in these institutions are made with a long-term development objective, including capacity building. The shares of such institutions are not listed and also not available for sale to the general public. Only member states or institutions owned by member states are allowed to subscribe to the shares of these institutions. Provisions for losses on impaired equity investments are included in the income statement.

The Bank’s equity interests in the African Development Fund and in other regional or sub-regional development institutions are summarized below:

(Amounts in UA thousands)				Restated (Note C)
Institutions	Year Established	% Shareholding	Callable Capital	Carrying Value

				2005	2004
African Development Fund	1972	1.01	-	111,741	111,741
Accumulated share of profit/(loss) & impairment on January 1				(14,575)	(14,437)
Share of profit for the year				198	10
Impairment for the year				-	(148)

				97,364	97,166

Regional Development Banks (Carried at Cost)
BDEAC	1975	5.24	2,265	1,510	1,604
East African Development Bank	1967	11.30	-	5,000	5,000
PTA Bank	1985	5.83	10,000	5,000	5,000
Afreximbank	1993	6.70	10,000	6,997	6,439
BOAD	1973	0.60	1,887	629	669
BDEGL	1980		-	1,946	1,946

			24,152	21,082	20,658

Other Development Institutions (Carried at Cost)
K-REP Bank Limited	1997	15.14	-	714	607
Zimbabwe Development Bank	1984	-	-	-	1
Africa - Re	1977	13.95	-	6,095	5,609
Shelter Afrique	1982		-	3,498	3,220
National Development Bank of Sierra Leone *			-	-	-

			-	10,307	9,437

Investment Funds (Carried at Fair value)
AIG Africa Infrastructure Fund	1999	12.30	4,519	32,235	22,724
South Africa Infrastructure Fund	1996	14.03	1,344	9,955	12,883
Acacia Fund Limited	1996	10.40	-	720	684
Zambia Venture Capital Fund	1996	16.11	-	399	588
Indian Ocean Regional Fund Limited	1999	16.83	-	131	710

			5,863	43,440	37,589

Total			30,015	172,193	164,850
Less: Accumulated provision for impairment			-	(3,496)	(4,247)

Net			30,015	168,697	160,603

* Amounts fully disbursed, but the value is less than UA 100, at the applicable exchange rates.

The cost of equity investments carried at fair value at December 31, 2005 amounted to UA 35.14 million.

An analysis of the movement in accumulated provision for impairment on equity participation was as follows:

(UA thousands)	2005	2004

Balance at January 1	4,247	17,878
Provision for the year	(750)	(3,457)
Reversal of provision for the year	-	(10,316)
Translation adjustment	(1)	142

Balance at December 31	3,496	4,247

NOTE I – PROPERTY, EQUIPMENT AND INTANGIBLE ASSETS

(UA thousands)

	Property and Equipment					Intangible Assets	Grand Total

2004	Land	Building and Improvements	Furniture, Fixtures & Fittings	Equipment & Motor Vehicles	Total Property & Equipment	Computer Software	Property, Equipment & Intangible Assets

Cost:
Balance at January 1	141	22,751	5,897	32,726	61,515	14,563	76,078
Additions during the year	-	6	337	2,510	2,853	440	3,293
Disposals during the year	-	(5)	(37)	(1,507)	(1,549)	-	(1,549)
Transfers	-	-	-	(46)	(46)	46	-

Balance at December 31	141	22,752	6,197	33,683	62,773	15,049	77,822

Accumulated Depreciation:
Balance at January 1	-	20,979	3,088	21,731	45,798	9,507	55,305
Depreciation during the year	-	101	736	3,080	3,917	2,500	6,417
Disposals during the year	-	-	(15)	(1,490)	(1,505)	-	(1,505)

Balance at December 31	-	21,080	3,809	23,321	48,210	12,007	60,217

Net Book Values: December 31, 2004	141	1,672	2,388	10,362	14,563	3,042	17,605

(UA thousands)
	Property and Equipment					Intangible Assets	Grand Total

2005	Land	Building and Improvements	Furniture, Fixtures & Fittings	Equipment & Motor Vehicles	Total Property & Equipment	Computer Software	Property, Equipment & Intangible Assets

Cost:
Balance at January 1	141	22,752	6,197	33,683	62,773	15,049	77,822
Additions during the year	-	-	1,153	3,751	4,904	1,233	6,137
Disposals during the year	-	-	(13)	(497)	(510)	-	(510)
Transfers	-	-	-	(234)	(234)	234	-

Balance at December 31	141	22,752	7,337	36,703	66,933	16,516	83,449

Accumulated Depreciation:
Balance at January 1	-	21,080	3,809	23,321	48,210	12,007	60,217
Depreciation year the year	-	102	882	3,464	4,448	2,653	7,101
Disposals during the year	-	-	(13)	(206)	(219)	-	(219)

Balance at December 31	-	21,182	4,678	26,579	52,439	14,660	67,099

Net Book Values: December 31, 2005	141	1,570	2,659	10,124	14,494	1,856	16,350

Under the Headquarters’ Agreement with the host country, the Bank’s owned buildings in the host country are intended to be used for the purposes of the business of the Bank Group only. The rights on the lands and buildings therefore cannot be transferred to a third party. If the Bank decides to give up on the use of the lands and buildings, the properties would have to be surrendered to the host country.

NOTE J – BORROWINGS

It is the Bank’s policy to limit senior borrowing and guarantees chargeable to the Bank’s ordinary capital resources to 80 percent of the callable capital of its non-borrowing members and also to limit the total borrowing represented by both senior and subordinated debt to 80 percent of the total callable capital of all its member countries. At December 31, 2005, total borrowings amounted to UA 5,940.40 million comprising senior debt and subordinated debt amounting to UA 5,210.66 million and UA 729.74 million, respectively. As of the same date, the ratio of senior debt to the non-borrowing members’ callable capital of UA 8,523.93 million was 61.13 percent. Also at December 31, 2005, the ratio of total outstanding borrowings to the total callable capital of UA 19,367.00 million was 30.67 percent.

At December 31, 2005, borrowings with embedded callable options amounted to UA 466.60 million (2004: UA 533.96 million). These options can be exercised annually on interest payment dates from the time the bond is first callable until its maturity date.

The Bank uses derivatives in its borrowing and liability management activities to take advantage of cost-savings opportunities and to lower its funding costs.

The Bank has entered into currency swap agreements with major international banks by which proceeds of a borrowing are converted into a different currency and simultaneously a forward exchange agreement is executed providing for the future exchange of the two currencies in order to recover the currency converted. The Bank has also entered into interest rate swaps, which transform a floating rate payment obligation in a particular currency into a fixed rate payment obligation or vice-versa.

A summary of the Bank’s borrowings portfolio at December 31, 2005 and 2004 was as follows.

Borrowings and Swaps at December 31, 2005:
(Amounts in UA millions)

		Direct Borrowings				Currency Swap Agreements (a)			Interest Rate Swaps

Currency	Rate Type	Carried at Fair Value	Carried at Amortized Cost	wgtd. Avg. Cost	wgtd. Average Maturity	Amount payable	wgtd. Avg. Cost	Average Maturity	Notional amount payable	wgtd. Avg. Cost	Average Maturity
				(%) (b)	(Years)	(receivable)	(%) (b)	(Years)	(receivable)	(%) (b)	(Years)

Euro	Fixed	-	251.66	6.50	0.7	140.85	8.71	13.7	193.41	5.16	2.4
		-	-	-	-	-	-	-	(251.66)	6.50	0.7
	Adjustable	62.68	-	3.07	1.3	1,789.05	2.03	6.5	314.58	3.29	0.9
		-	-	-	-	(172.04)	1.66	6.6	(256.32)	2.21	2.1

Sterling	Fixed	78.41	-	11.13	4.0	-	-	-	-	-	-
		-	-	-	-	-	-	-	(60.24)	11.13	4.0
	Adjustable	-	-	-	-	-	-	-	60.24	10.45	4.0
		-	-	-	-	(60.24)	6.9	4.0	-	-	-

Japanese	Fixed	811.04	377.50	3.21	5.3	-	-	-	237.23	4.64	2.3
Yen		-	-	-	-	(301.29)	2.55	7.3	(762.46)	2.20	3.3
	Adjustable	695.39	33.21	3.78	6.6	91.86	(0.10)	1.2	828.29	(0.05)	3.5
		-	-	-	-	(1,166.56)	2.33	5.2	(303.07)	0.05	3.3

US Dollar	Fixed	1,986.16	636.69	4.47	7.3	-	-	-	-	-	-
		-	-	-	-	(314.85)	7.57	12.7	(1,902.02)	3.33	4.9
	Adjustable	41.62	-	4.83	0.7	1,178.05	2.45	5.6	1,806.87	3.18	4.6
		-	-	-	-	(745.37)	2.85	4.7	(41.98)	4.83	0.7

Others	Fixed	929.40	42.02	2.16	6.7	12.34	3.76	6.1	-	-	-
		-	-	-	-	(912.16)	1.73	7.6	(259.26)	0.26	3.5
	Adjustable	-	-	-	-	238.19	7.11	7.1	259.26	2.10	3.1

Total	Fixed	3,805.01	1,307.87	3.77	6.6	153.19	8.31	13.1	430.64	4.87	2.3
		-	-	-	-	(1,528.30)	3.09	8.6	(3,235.64)	3.21	4.1
	Adjustable	799.69	33.21	3.78	5.9	3,297.15	2.49	6.1	3,269.24	2.42	3.8
		-	-	-	-	(2,144.21)	2.59	5.1	(601.37)	1.30	2.6

Principal at face value		-	1,341.08	3.78	6.5	(222.17)	-	-	(137.13)	-	-

Net unamortized premium/(discount)		-	(5.38)	-	-	227.61	-	-	106.64	-	-

		-	1,335.70	-	-	5.44	-	-	(30.49)	-	-
Fair valuation adjustment		-	-	-	-	9.67 (c)	-	-	39.95 (c)	-	-

Total		4,604.70	1,335.70	3.78	6.5	15.11	-	-	9.46	-	-

Supplementary disclosure (direct borrowings):

The estimated fair value of all borrowings at December 31, 2005 was UA 6,185.16 million.

a.	Currency swap agreements include cross-currency interest rate swaps.
b.	The average repricing period of the net currency obligations for adjustable rate borrowings was six months.
The rates indicated are those prevailing at December 31, 2005.
c.	These amounts are included in derivative assets and liabilities on the balance sheet.

Slight differences may occur in totals due to rounding.

Borrowings and Swaps at December 31, 2004 (Restated - Note C):
(Amounts in UA millions)

		Direct Borrowings				Currency Swap Agreements (a)			Interest Rate Swaps

Currency	Rate Type	Carried at Fair Value	Carried at Amortized Cost	wgtd. Avg. Cost	wgtd. Average Maturity	Amount payable	wgtd. Avg. Cost	Average Maturity	Notional amount payable	wgtd. Avg. Cost	Average Maturity
				(%)	(Years) (b)	(receivable)	(%)	(Years) (b)	(receivable)	(%)	(Years) (b)

Euro	Fixed	-	267.42	6.50	1.7	149.67	8.71	14.7	205.52	5.16	3.4
		-	-	-	-	-	-	-	(267.42)	6.50	1.7
	Adjustable	67.50	-	4.40	2.3	2,006.49	2.20	6.0	334.27	5.60	1.9
		-	-	-	-	(182.82)	1.43	7.6	(272.37)	2.74	3.1

Sterling	Fixed	83.35	-	11.13	5.0	-	-	-	-	-	-
		-	-	-	-	-	-	-	(62.18)	11.13	5.0
	Adjustable	-	-	-	-	-	-	-	62.18	10.67	5.0
		-	-	-	-	(62.18)	10.67	5.0	-	-	-

Japanese	Fixed	851.92	394.94	2.73	6.3	-	-	-	248.20	4.64	3.3
Yen		-	-	-	-	(315.21)	2.55	8.3	(797.70)	2.54	4.3
	Adjustable	663.13	37.85	3.12	9.4	-	-	-	866.57	(0.07)	4.5
		-	-	-	-	(1,226.06)	2.12	5.6	(317.07)	0.60	4.3

US Dollar	Fixed	1,423.35	1,007.75	3.19	7.8	-	-	-	-	-	-
		-	-	-	-	(354.15)	5.66	6.5	(1,606.56)	2.55	5.8
	Adjustable	-	12.88	2.74	0.7	1,125.30	1.56	6.7	1,487.35	1.54	5.5
		-	-	-	-	(598.02)	1.98	6.2	(12.88)	2.70	0.7

Others	Fixed	833.87	1.05	1.33	8.2	13.19	1.89	7.1	-	-	-
		-	-	-	-	(922.75)	1.31	9.1	-	-	-
	Adjustable	-	-	-	-	246.27	7.75	8.1	170.71	0.70	3.3
		-	-	-	-	-	-	-	(170.71)	1.50	3.3

Total	Fixed	3,192.49	1,671.16	2.79	7.4	162.86	8.16	14.1	453.72	4.88	3.3
		-	-	-	-	(1,592.11)	2.52	8.3	(2,733.86)	3.13	5.0
	Adjustable	730.63	50.73	3.24	8.7	3,378.06	2.39	6.4	2,921.08	1.67	4.6
		-	-	-	-	(2,069.08)	2.28	5.9	(773.03)	1.59	3.6

Principal at face value		-	1,721.89	2.87	7.7	(120.27)	-	-	(132.09)	-	-

Net unamortized premium/(discount)		-	(6.12)	-	-	260.33	-	-	113.60	-	-

		-	1,715.77	-	-	140.06	-	-	(18.49)	-	-
Fair valuation adjustment		-	-	-	-	93.08 (c)	-	-	8.07 (c)	-	-

Total		3,923.12	1,715.77	2.87	7.7	233.14	-	-	(10.42)	-	-

Supplementary disclosure (direct borrowings):

The estimated fair value of all borrowings at December 31, 2004 was UA 5,949.86 million.

a.	Currency swap agreements include cross-currency interest rate swaps.
b.	The average repricing period of the net currency obligations for adjustable rate borrowings was six months.
The rates indicated are those prevailing at December 31, 2004.
c.	These amounts are included in derivative assets and liabilities on the balance sheet.

Slight differences may occur in totals due to rounding.

The maturity structure of outstanding borrowings as at December 31, 2005 and 2004 was as follows:

1) Maturity structure of outstanding borrowings at December 31, 2005:

i) Borrowings carried at fair value

(UA millions)
Periods	Ordinary	Callable	Total
One year or less	-	356.22	356.22
More than one year but less than two years	216.17	12.93	229.10
More than two years but less than three years	1,079.02	4.93	1,083.95
More than three years but less than four years	420.13	-	420.13
More than four years but less than five years	956.78	-	956.78
More than five years	1,558.52	-	1,558.52

Total	4,230.62	374.08	4,604.70

ii) Borrowings carried at amortized cost

(UA millions)
Periods	Ordinary	Callable	Total
One year or less	251.66	92.52	344.18
More than one year but less than two years	119.07	-	119.07
More than two years but less than three years	-	-	-
More than three years but less than four years	-	-	-
More than four years but less than five years	-	-	-
More than five years	877.83	-	877.83

Sub-total	1,248.56	92.52	1,341.08
Net unamortized premium and discount	(5.38)	-	(5.38)

Total	1,243.18	92.52	1,335.70

2) Maturity structure of outstanding borrowings at December 31, 2004 (Restated - Note C):

i) Borrowings carried at fair value

(UA millions)
Periods	Ordinary	Callable	Total
One year or less	-	233.39	233.39
More than one year but less than two years	-	66.61	66.61
More than two years but less than three years	230.81	6.34	237.15
More than three years but less than four years	1,049.97	-	1,049.97
More than four years but less than five years	68.84	-	68.84
More than five years	2,259.13	8.03	2,267.16

Total	3,608.75	314.37	3,923.12

ii) Borrowings carried at amortized cost

(UA millions)
Periods	Ordinary	Callable	Total
One year or less	325.06	47.63	372.69
More than one year but less than two years	267.42	62.05	329.47
More than two years but less than three years	84.70	-	84.70
More than three years but less than four years	-	-	-
More than four years but less than five years	-	-	-
More than five years	935.03	-	935.03

Sub-total	1,612.21	109.68	1,721.89
Net unamortized premium and discount	(6.12)	-	(6.12)

Total	1,606.09	109.68	1,715.77

The fair value of borrowings carried at fair value through profit and loss was UA 4,604.70 million at December 31, 2005 (2004: UA 3,923.12 million). For these borrowings, the amount the Bank will be contractually required to pay at maturity at December 31, 2005 was UA 4,553.43 million (2004: UA 3,946.93 million).

There was a net loss of UA 30.72 million on financial assets and liabilities carried as at fair value through profit or loss for the year ended December 31, 2005 (2004: loss of UA 7.70 million). This included a loss of UA 10.18 million which was attributable to changes in the Bank’s credit risk during the year ended December 31, 2005 (2004: UA 10.31 million). The fair value changes attributable to changes in the Bank’s credit risk are determined by comparing the discounted cash flows for the borrowings at fair value through profit or loss using the Bank’s credit spread versus LIBOR both at the beginning and end of the relevant period.

The valuation of some borrowings and derivatives are based on valuation techniques and the effect for 2005 amounted to a loss of UA 51.27 million (2004: UA 18.86 million - gain).

NOTE K – EQUITY

Equity is composed of capital, retained earnings and fair value gains on available-for-sale equity investments. These are further detailed as follows:

Capital

Subscriptions paid in

Subscriptions to the capital stock of the Bank is made up of the subscription to the initial capital, a voluntary capital increase and five general capital increases. The Fifth General Capital Increase (GCI-V) was approved by the Board of Governors of the Bank on May 29, 1998 and became effective on September 30, 1999 upon ratification by member states and entry into force of the related amendments to the Agreements establishing the Bank. The GCI-V increased the authorized capital of the Bank by 35 percent from 1.62 million shares to 2.187 million shares with a par value of UA 10,000 per share. The GCI-V shares, a total of 567,000 shares, are divided into paid-up and callable shares in proportion of six percent (6%) paid-up and ninety-four percent (94%) callable. The GCI-V shares were allocated to the regional and non-regional members such that, when fully subscribed, the regional members shall hold 60 percent of the total stock of the Bank and non-regional members shall hold the balance of 40 percent.

Prior to the GCI-V, subscribed capital was divided into paid-up capital and callable capital in the proportion of 1 to 7. With the GCI-V, the authorized capital stock of the Bank consists of 10.81 percent paid-up shares and 89.19 percent callable shares.

The Bank’s capital as at December 31, 2005 and 2004 was as follows:

(UA thousands)	2005	2004

Capital Authorized (in shares of UA 10,000 each)	21,870,000	21,870,000
Less: Unsubscribed capital	(233,939)	(272,106)

Subscribed capital	21,636,061	21,597,894
Less: Callable capital	(19,366,999)	(19,374,628)

Paid-up capital	2,269,062	2,223,266
Add: Amounts paid in advance	286	338

	2,269,348	2,223,604
Less: Amounts in arrears	(5,902)	(10,099)

Capital as at December 31	2,263,446	2,213,505

Total unsubscribed shares at December 31, 2005 amounted to UA 233.94 million, comprising UA 81.61 million for shares to be issued upon payment of future cash instalments, UA 113.50 million for shares available for reallocation, and UA 38.83 million representing the balance shareholding of the former Socialist Federal Republic of Yugoslavia (former Yugoslavia) after allocating UA 9.09 million to treasury shares. Since the former Yugoslavia has ceased to exist as a state under international law, its shares (composed of UA 41.93 million callable, and UA 5.99 million paid-up, shares) are currently held as treasury shares of the Bank in accordance with Article 6 (6) of the Bank Agreement. In 2002, the Board of Directors of the Bank approved the proposal to invite each of the successor states of the former Yugoslavia to apply for membership in the Bank, though such membership would be subject to their fulfilling certain conditions including the assumption pro-rata of the contingent liabilities of the former Yugoslavia to the Bank, as of December 31, 1992. In the event that a successor state declines or otherwise does not become a member of the Bank, the pro-rata portion of the shares of former Yugoslavia, which could have been reallocated to such successor state, would be reallocated to other interested non-regional members of the Bank in accordance with the terms of the Share Transfer Rules. The proceeds of such reallocation will however be transferable to such successor state. Furthermore, pending the response from the successor states, the Bank may, under its Share Transfer Rules, reallocate the shares of former Yugoslavia to interested non-regional member states and credit the proceeds on a pro-rata basis to the successor states. In 2003, one of the successor states declined the invitation to apply for membership and instead offered to the Bank, as part of the state’s Official Development Assistance its pro-rata interest in the proceeds of any reallocation of the shares of former Yugoslavia. The Bank has since accepted the offer.

Subscriptions by member countries and their voting power at December 31, 2005 were made up as follows:

(Amounts in UA thousands)

	MEMBER STATES	Total shares	% of Total	Amount paid	Callable Capital	Number of Votes	Voting power

1	ALGERIA	82,942	3.834	91,831	737,600	83,568	3.790
2	ANGOLA	25,337	1.171	28,162	225,212	25,963	1.178
3	BENIN	4,245	0.196	4,817	37,633	4,871	0.221
4	BOTSWANA	46,509	2.150	51,688	413,405	47,134	2.138
5	BURKINA FASO	9,501	0.439	10,788	84,231	10,128	0.459
6	BURUNDI	5,172	0.239	6,465	45,256	5,797	0.263
7	CAMEROON	22,567	1.043	25,320	200,371	23,194	1.052
8	CAPE VERDE	1,672	0.077	2,090	14,630	2,297	0.104
9	CENTRAL AFRICAN REPUBLIC	973	0.045	1,217	8,512	1,598	0.072
10	CHAD	1,641	0.076	2,052	14,360	2,265	0.103
11	COMOROS	481	0.022	566	4,250	1,091	0.049
12	CONGO	10,066	0.465	11,310	89,363	10,472	0.475
13	COTE D’IVOIRE	81,008	3.744	97,310	708,820	78,473	3.559
14	DEMOCRATIC REPUBLIC OF CONGO	22,740	1.051	28,426	198,975	23,365	1.060
15	DJIBOUTI	1,213	0.056	1,517	10,618	1,838	0.083
16	EGYPT	111,531	5.155	123,953	991,370	112,158	5.087
17	EQUATORIAL GUINEA	3,464	0.160	3,930	30,713	4,089	0.185
18	ERITREA	2,576	0.119	2,506	22,534	2,628	0.119
19	ETHIOPIA	34,686	1.603	38,548	308,310	35,311	1.602
20	GABON	27,229	1.259	34,045	238,255	27,854	1.263
21	GAMBIA	3,392	0.157	3,813	30,130	3,995	0.181
22	GHANA	49,379	2.282	52,044	441,751	50,005	2.268
23	GUINEA	9,270	0.428	10,525	82,182	9,688	0.439
24	GUINEA BISSAU	600	0.028	750	5,250	1,225	0.056
25	KENYA	31,623	1.462	35,148	281,080	32,248	1.463
26	LESOTHO	3,314	0.153	3,685	29,470	3,941	0.179
27	LIBERIA	4,231	0.196	5,287	37,017	4,855	0.220
28	LIBYA	79,650	3.681	88,523	707,978	80,275	3.641
29	MADAGASCAR	14,124	0.653	15,695	125,550	14,750	0.669
30	MALAWI	6,472	0.299	8,090	56,630	7,097	0.322
31	MALI	9,509	0.439	10,677	84,411	10,135	0.460
32	MAURITANIA	4,202	0.194	4,015	36,768	3,838	0.174
33	MAURITIUS	14,056	0.650	15,625	124,940	14,682	0.666
34	MOROCCO	72,268	3.340	82,020	640,660	72,894	3.306
35	MOZAMBIQUE	13,730	0.635	15,271	122,038	14,355	0.651
36	NAMIBIA	7,377	0.341	8,203	65,570	8,003	0.363
37	NIGER	5,526	0.255	6,908	48,353	6,151	0.279
38	NIGERIA	197,236	9.116	218,280	1,754,094	197,860	8.974
39	RWANDA	2,960	0.137	3,293	26,310	3,585	0.163
40	SAO TOME & PRINCIPE	1,488	0.069	1,864	13,024	2,113	0.096
41	SENEGAL	22,778	1.053	24,957	202,793	22,934	1.040
42	SEYCHELLES	1,224	0.057	1,501	10,739	1,849	0.084
43	SIERRA LEONE	5,298	0.245	6,624	46,361	5,924	0.269
44	SOMALIA	1,941	0.090	2,427	16,986	2,566	0.116
45	SOUTH AFRICA	88,497	4.090	66,921	818,060	89,124	4.042
46	SUDAN	8,829	0.408	11,036	77,257	9,454	0.429
47	SWAZILAND	7,222	0.334	7,941	64,280	7,696	0.349
48	TANZANIA	18,224	0.842	20,438	161,805	18,850	0.855
49	TOGO	3,451	0.159	4,314	30,201	4,077	0.185
50	TUNISIA	30,411	1.406	33,800	270,310	31,037	1.408
51	UGANDA	11,193	0.517	13,066	98,863	11,610	0.527
52	ZAMBIA	26,909	1.244	30,549	238,553	27,535	1.249
53	ZIMBABWE	47,064	2.175	53,423	417,221	46,638	2.115

Total Regionals		1,299,002	60.039	1,433,253	11,551,050	1,325,080	60.102

(Amounts in UA thousands)

	MEMBER STATES	Total shares	% of Total	Amount paid	Callable Capital	Number of Votes	Voting power

Total Regionals		1,299,002	60.039	1,433,253	11,551,050	1,325,080	60.102

54	ARGENTINA	5,810	0.269	5,735	52,364	6,436	0.292
55	AUSTRIA	9,651	0.446	9,163	87,350	10,277	0.466
56	BELGIUM	13,878	0.641	13,178	125,600	14,503	0.658
57	BRAZIL	9,618	0.445	9,142	87,036	10,243	0.465
58	CANADA	81,414	3.763	79,406	734,730	82,040	3.721
59	CHINA	24,160	1.117	22,935	218,670	24,786	1.124
60	DENMARK	25,096	1.160	24,478	226,480	25,722	1.167
61	FINLAND	10,596	0.490	10,335	95,630	11,222	0.509
62	FRANCE	81,413	3.763	79,406	734,730	82,040	3.721
63	GERMANY	89,374	4.131	87,168	806,570	90,000	4.082
64	INDIA	4,831	0.223	4,590	43,730	5,457	0.248
65	ITALY	52,342	2.419	49,688	473,730	52,967	2.402
66	JAPAN	118,715	5.487	112,695	1,074,450	119,340	5.413
67	KOREA	9,651	0.446	9,163	87,350	10,277	0.466
68	KUWAIT	9,707	0.449	9,720	87,350	10,333	0.469
69	NETHERLANDS	16,576	0.766	16,600	149,160	17,202	0.780
70	NORWAY	25,095	1.160	24,478	226,480	25,722	1.167
71	PORTUGAL	4,872	0.225	4,628	44,090	5,497	0.249
72	SAUDI ARABIA	4,187	0.194	3,978	37,900	4,813	0.218
73	SPAIN	22,962	1.061	21,150	208,470	23,589	1.070
74	SWEDEN	33,398	1.544	31,703	302,290	34,025	1.543
75	SWITZERLAND	31,698	1.465	30,090	286,900	32,325	1.466
76	UNITED KINGDOM	36,344	1.680	34,503	328,940	36,970	1.677
77	UNITED STATES OF AMERICA	143,221	6.620	136,265	1,295,949	143,846	6.525

Total Non-Regionals		864,605	39.961	830,193	7,815,949	879,630	39.898

Grand Total		2,163,607	100.000	2,263,446	19,366,999	2,204,710	100.000

Slight differences may occur in totals due to rounding.

Cumulative Exchange Adjustment on Subscriptions (CEAS)
Prior to the fourth General Capital Increase (GCI-IV), payments on the share capital subscribed by the non-regional member countries were fixed in terms of their national currencies. Under GCI-IV, payments by regional and non-regional members in US$ have been fixed at an exchange rate of 1 UA = US$ 1.20635. As a result of these practices, losses or gains could arise from converting these currencies when received to Units of Account. Such conversion differences are reported in the Cumulative Exchange Adjustment on Subscriptions account.

At December 31, 2005 and 2004, the Cumulative Exchange Adjustment on Subscriptions was as follows:

(UA thousands)	2005	2004

Balance at January 1	147,203	145,330
Net conversion losses on new subscriptions	4,556	1,873

Balance at December 31	151,759	147,203

Retained Earnings
Retained earnings as at December 31, 2005 and 2004 were as follows :

(UA thousands)

Balance at January 1, 2004	1,959,207
Effect of changes in accounting policy	695,395

Restated balance	2,654,602

Distribution of income approved by the Board of Governors in 2004:
Post Conflict Assistance Fund	(45,000)
Post Conflict Assistance - DRC	(53,640)
African Development Fund (ADF)	(10,000)
Highly Indebted Poor Countries	(6,000)
Net income for the year	143,528

Balance	2,683,490
Effect of changes in accounting policy recognized directly in equity	(31,374)

Restated balance at December 31, 2004	2,652,116

Cumulative Currency Translation Adjustment balance	(467,974)
Net expenses recognized directly in equity	(3,785)

Distribution of income approved by the Board of Governors in 2005:
Middle Income Country Technical Assistance Fund	(15,000)
Post Conflict Countries - DRC	(36,700)
African Development Fund (ADF)	(46,300)
Highly Indebted Poor Countries	(11,000)
Special Relief Fund	(5,000)
Post Conflict Countries Fund	(30,000)
Net income for the current year	221,321

Balance at December 31, 2005	2,257,678

Fair value gains on available-for-sale equity investments

At December 31, 2005 and 2004, the fair value gains on available-for-sale equity investment was as follows:

(UA thousands)	2005	2004

Balance at January 1	2,467	-
Net gains for the year	6,243	2,467

Balance at December 31	8,710	2,467

NOTE L – INCOME FROM LOANS AND INVESTMENTS AND RELATED DERIVATIVES

Income on loans
Income from loans for the years ended December 31, 2005 and 2004 was as follows:

		Restated (Note C)
(UA thousands)	2005	2004

Interest income on loans not impaired	279,009	271,904
Interest income on impaired loans	37,891	41,334
Commitment charges	5,226	6,923
Statutory commission	2,104	2,944

Total	324,230	323,105

Income from investments and related derivatives
Income from investments for the years ended December 31, 2005 and 2004 was as follows:

(UA thousands)	2005	2004

Interest income	165,293	142,398
Realized and unrealized fair value losses and amortization of discount/premium	(9,918)	(18,831)

Total	155,375	123,567

NOTE M – BORROWING EXPENSES

Interest and amortized issuance costs
Interest and amortized issuance costs on borrowings for the years ended December 31, 2005 and 2004 were as follows:

		Restated (Note C)
(UA thousands)	2005	2004

Charges to bond issuers	221,203	229,232
Amortization of issuance costs	(2,687)	1,517

Total	218,516	230,749

Net interest on borrowing derivatives
Net interest on borrowing derivatives for the years ended December 31, 2005 and 2004 was as follows:

		Restated (Note C)
(UA thousands)	2005	2004

Interest on derivatives receivable	209,140	206,705
Interest on derivatives payable	(207,741)	(173,034)

Total	1,399	33,671

Unrealized loss on fair valued borrowings and related derivatives
Unrealized loss on fair valued borrowings and related derivatives for the years ended December 31, 2005 and 2004 was as follows:

		Restated (Note C)
(UA thousands)	2005	2004

Interest rate swaps on borrowings	116,175	35,868
Cross currency swaps on borrowings	(115,164)	(17,930)
Bonds	29,762	(10,241)

Total	30,773	7,697

Unrealized gain/(loss) on non-fair valued borrowings and related derivatives
Unrealized net gain/(loss) on derivatives on non-fair valued borrowings for the years ended December 31, 2005 and 2004 was as follows:

		Restated (Note C)
(UA thousands)	2005	2004

Interest rate swaps on borrowings	658	2,057
Cross currency swaps on borrowings	2,643	(14,955)
Macro hedge swaps	(1,810)	7 288
Loan interest rate swaps	6,331	(4,322)
Embedded derivatives	(603)	(421)

Total	7,219	(10,353)

NOTE N – ADMINISTRATIVE EXPENSES

Total administrative expenses relate to expenses incurred on behalf of the ADF, the NTF and for the operations of the Bank itself. The ADF and NTF reimburse the Bank for their share of the total administrative expenses, based on an agreed upon cost-sharing formula, which is driven by certain selected indicators of operational activity for operational expenses and relative balance sheet sizes for non-operational expenses. However the allocated expenses to NTF shall not exceed 20 percent of the gross income of NTF.

Administrative expenses comprised the following:

		Restated (Note C)
(UA thousands)	2005	2004

Personnel expenses	124,517	116,109
Other general expenses	31,174	26,092

Total	155,691	142,201
Reimbursable by ADF	(111,859)	(103,060)
Reimbursable by NTF	(2,157)	(1,530)

Net	41,675	37,611

Included in general administrative expenses is an amount of UA 3.87 million (2004: UA 3.18 million) incurred under operating lease agreements for offices in Tunisia and in certain other regional member countries.

At the balance sheet date, the Bank had outstanding commitments under operating leases, which fall due as follows:

(UA thousands)	2005	2004

Within one year	3,419	1,778
In the second to fifth years inclusive	4,528	192

Total	7,947	1,970

Leases are generally negotiated for an average term of one (1) to three (3) years and rentals are fixed for an average of one (1) year. The leases may be extended for periods that are no longer than the original term of the leases.

NOTE O – EMPLOYEE BENEFITS

The Staff Retirement Plan (the Plan), a defined benefit plan established under Board of Governors’ Resolution 05-89 of May 30, 1989, became effective on December 31, 1989, following the termination of the Staff Provident Fund. Every person employed by the Bank on a full-time basis, as defined in the Bank’s employment policies, is eligible to participate in the Plan, upon completion of 6 months service without interruption of more than 30 days.

The Plan is administered as a separate fund by a committee of trustees appointed by the Bank on behalf of its employees. In November 2004, the Board of Directors of the Bank approved certain revisions to the Plan, including simplification of the calculation of the employee contribution rate, more explicit reference to the Bank’s residual responsibility and rights as the Plan sponsor, changes in survivor child benefits and an increase in the pension accumulation rate from 2 percent to 2.5 percent for each year of service. The past service cost associated with these changes amounted to UA 1.64 million and has been recorded in 2004. Most participants have switched to the revised plan. Staff joining the Bank after January 1, 2005 can benefit only from the revised Plan. Under the revised Plan, employees contribute at a rate of 9 percent of regular salary. A tax factor used in the previous Plan has been eliminated. The Bank typically contributes twice the employee contribution, but may vary such contribution based on the results of annual actuarial valuations.

All contributions to the Plan are irrevocable and are held by the Bank separately in a retirement fund to be used in accordance with the provisions of the Plan. Neither the contributions nor any income thereon shall be used for or diverted to purposes other than the exclusive benefit of active and retired participants or their beneficiaries or estates, or to the satisfaction of the Plan’s liabilities. At December 31, 2005, virtually all of the investments of the Plan were under external management and these were invested in indexed funds, with the following objectives: a) Equity portfolio – to track as closely as possible, the returns of the Morgan Stanley Capital International World Index as well as hedging the currency exposure of the Plan’s anticipated future liabilities; b) Bond portfolio – to track as closely as possible, the returns of the Citigroup World Government Bond Index as well as hedge the currency exposure of the Plan’s anticipated future liabilities.

Staff Medical Benefit Plan: The staff medical benefit plan (MBP) was created under the Board of Directors’ resolution B/BD/2002/17 and F/BD/2002/18 of July 17, 2002 and became effective on January 1, 2003. Under the Medical Benefit Plan, staff members or retirees contribute a percentage of their salary or pension while the Bank also contributes twice the total staff contribution towards the financing of the plan. A medical benefits plan board, composed of selected officers of the Bank and representatives of retirees and the staff association, oversees the management and activities of the plan. The contributions from the Bank, staff and retirees are deposited in a trust account.

In accordance with IAS 19, and based on actuarial valuations, the pension and medical benefit expenses for 2005 and 2004 for the Bank, the African Development Fund and the Nigeria Trust Fund combined (the Bank Group) comprised the following:

		Restated (Note C)		Restated (Note C)
	Staff Retirement Plan		Staff Medical Benefit Plan

(UA millions)	2005	2004	2005	2004

Current service cost – gross	15.42	14.02	3.87	3.79
Less: estimated employee contributions	(4.77)	(4.47)	(0.95)	(0.87)

Net current service cost	10.65	9.55	2.92	2.92
Interest cost	8.78	8.23	1.82	1.62
Expected return on plan assets	(8.87)	(7.61)	(0.19)	(0.12)
Past service cost	-	1.64	-	-

Expense for the year	10.56	11.81	4.55	4.42

At December 31, 2005, the Bank Group’s liability to the Staff Retirement and Medical Benefit Plan amounted to UA 33.81 million and UA 39.32 million respectively (2004: UA 36.94 million and UA 34.10 million respectively). At December 31, 2005, the determination of these liabilities, which are included in “Other accounts payable” on the Balance Sheet, is set out below:

		Restated (Note C)		Restated (Note C)
	Staff Retirement Plan		Staff Medical Benefit Plan

(UA millions)	2005	2004	2005	2004

Fair value of plan assets:
Market value of plan assets at beginning of year	140.89	119.81	3.07	1.69
Actual return on assets	11.84	9.17	(0.07)	0.05
Employer’s contribution	14.91	12.10	1.89	1.73
Plan participants’ contribution	4.77	4.47	0.95	0.87
Benefits paid	(5.65)	(4.66)	(1.08)	(1.27)

Market value of plan assets at end of year	166.76	140.89	4.76	3.07

Present value of defined benefits obligation:
Benefits obligation at beginning of year	177.83	156.74	37.17	33.03
Current service cost	10.64	9.88	2.92	2.92
Past service cost	-	1.64	-	-
Employee contributions	4.77	4.47	0.95	0.87
Interest cost	8.78	8.23	1.82	1.62
Actuarial loss	4.20	1.53	2.30	-
Benefits paid	(5.65)	(4.66)	(1.08)	(1.27)

Benefits obligation at end of year	200.57	177.83	44.08	37.17

Funded status:
Plan assets less than benefit obligation and liability at year end	(33.81)	(36.94)	(39.32)	(34.10)

There were no unrecognized past service costs at December 31, 2005. The amount of actuarial gains and losses recognized in the statement of recognized income and expenses in 2005 for the Staff Retirement Plan were UA 1.23 million and UA 2.55 million respectively (2004: SRP – UA 0.03 million; MBP – UA 0.06 million).

The following summarizes the funding status of the Staff Retirement Plan at the end of the last five fiscal years:

(UA millions)	2005	2004	2003	2002	2001

Staff Retirement Plan
Fair value of plan assets	166.76	140.89	119.81	99.51	96.43
Present value of defined benefit obligation	(200.57)	(177.83)	(156.74)	(145.76)	(125.36)

Plan deficit	(33.81)	(36.94)	(36.93)	(46.25)	(28.93)

Experience adjustments on plan assets	4.20	1.53	(5.37)	4.15	(8.48)
Experience adjustments on plan liabilities	(2.97)	(1.56)	(1.26)	(16.15)	(18.87)

The funding status of the Staff Medical Benefit Plan at the end of 2005 and 2004 was as follows:

(UA millions)	2005	2004

Medical Benefit Plan
Fair value of plan assets	4.76	3.07
Present value of defined benefit obligation	(44.08)	(37.17)

Plan deficit	(39.32)	(34.10)

Experience adjustments on plan assets	(2.55)	(0.06)
Experience adjustments on plan liabilities	-	-

Assumptions used in the latest available actuarial valuations at December 31, 2005 and 2004 were as follows:

	Staff Retirement Plan		Staff Medical Benefit Plan

(percentages)	2005	2004	2005	2004

Discount rate	4.75	5.00	4.75	5.00
Expected return on plan assets	6.00	6.00	4.75	5.00
Rate of salary increase	3.00	3.00	3.00	3.00
Future pension increase	2.25	2.25

Health care cost growth rate
- at end of fiscal year			9.00	10.00
- ultimate health care cost growth rate			5.00	5.00

Year ultimate health cost growth rate reached			2009	2009

The expected return on plan assets is an average of the expected long-term (10 years or more) returns for debt securities and equity securities, weighted by the portfolio allocation. Asset class returns are developed based on historical returns as well as forward-looking expectations. Equity return expectations are generally based upon the sum of expected inflation, expected real earnings growth and expected long-term dividend yield. Bond return expectations are based upon the sum of expected inflation, real bond yield, and risk premium. The discount rate used in determining the benefit obligation is selected by reference to the long-term year-end rates on AAA corporate bonds.

For measurement purposes, the annual growth rate in the per capita cost of covered health care benefits is assumed to decrease rateably between the current period and 2009, with the growth rate assumed to remain at that level thereafter.

The following table presents the weighted-average asset allocation at December 31 for the Staff Retirement Plan:

(UA thousands)	2005	2004

Debt securities	64,328	71,029
Equity securities	91,843	51,441

Total	156,171	122,470

At December 31, 2005 and 2004, all the assets of the Medical Benefit Plan were invested primarily in time deposits.

In the year ended December 31, 2006, the Bank’s estimate of contributions it expects to make to the Staff Retirement Plan and the Staff Medical Benefit Plan are UA 10.74 million and UA 5.10 million, respectively.

The health care cost growth rate can significantly affect the reported post-retirement benefit income or costs and benefit obligations for the Staff Medical Benefit Plan. The following table shows the effects of a one-percentage-point change in the assumed health care cost growth rate:

	1 % Increase		1 % Decrease

(UA millions)	2005	2004	2005	2004

Effect on total service and interest cost	1.014	0.950	(0.859)	(0.804)

NOTE P – RISK MANAGEMENT

In the normal course of its development banking business, the Bank may be exposed to the following types of financial risks:

Country Credit Risk: Country credit risk includes potential losses arising from a country’s inability or willingness to service its obligations to the Bank. The Bank manages country credit risk through financial policies and lending strategies, including individual country exposure limits and overall creditworthiness assessments. These include the assessment of the country’s macroeconomic performance as well as its socio-political conditions and future growth prospects.

The individual country exposure to the Bank on outstanding loans as at December 31, 2005 was made up as follows:

(Amounts in UA thousands)

Country	No of Loans*	Total Loans*	Unsigned Loans	Undisbursed	Outstanding	% of Total
			Amount	Balance	Balance	Outstanding
						Loans
Algeria	7	273,928	-	111,639	162,289	2.94
Angola	4	2,497	-	-	2,497	0.05
Botswana	7	23,913	-	-	23,913	0.43
Cameroon	8	95,751	-	25,774	69,977	1.27
Central African Republic**	1	2,387	-	-	2,387	0.04
Comoros**	1	6,228	-	-	6,228	0.11
Congo	5	59,211	-	-	59,211	1.07
Côte D’Ivoire**	14	360,161	-	4,089	356,071	6.46
Democratic Republic of Congo	10	742,618	-	-	742,618	13.47
Egypt	9	484,359	-	286,341	198,017	3.59
Ethiopia	7	51,355	-	-	51,355	0.93
Gabon	18	260,156	-	62,125	198,031	3.59
Ghana	5	26,107	-	-	26,107	0.47
Guinea	5	23,147	-	-	23,147	0.42
Kenya	4	19,179	-	-	19,179	0.35
Lesotho	1	1,994	-	-	1,994	0.04
Liberia**	17	40,444	-	-	40,444	0.73
Malawi	1	7,355	-	-	7,355	0.13
Mauritania	2	37,567	-	-	37,567	0.68
Mauritius	9	37,032	7,823	25,431	3,779	0.07
Morocco	19	1,490,632	-	637,217	853,416	15.48
Namibia	8	130,600	-	71,553	59,048	1.07
Nigeria	13	367,874	-	12,528	355,346	6.45
Senegal	4	44,851	-	-	44,851	0.81
Seychelles**	9	20,015	-	-	20,015	0.36
Somalia**	3	3,689	-	-	3,689	0.07
South Africa	4	213,634	-	34,983	178,651	3.24
Sudan**	5	53,779	-	-	53,779	0.98
Swaziland	10	116,781	-	33,906	82,874	1.50
Tanzania	1	4,393	-	-	4,393	0.08
Tunisia	42	1,765,795	136,189	440,643	1,188,963	21.57
Uganda	1	2,210	-	-	2,210	0.04
Zambia	7	27,647	-	-	27,647	0.50
Zimbabwe**	12	200,021	-	-	200,021	3.63
Multinational	5	72,209	32	28,944	43,233	0.78

Total Public Sector	278	7,069,519	144,044	1,775,173	5,150,302	93.43
Total Private Sector	35	607,994	164,027	81,827	362,140	6.57

Total	313	7,677,513	308,071	1,857,000	5,512,442	100.00

*	Excludes fully repaid loans and cancelled loans.
**	Country in arrears as at December 31, 2005.

Slight differences may occur in totals due to rounding.

The distribution of outstanding loans at December 31, 2005 and 2004 by sector was as follows:

			Restated (Note C)
	2005		2004

(UA millions)	Amount	%	Amount	%

Finance	1,181.19	21.43	1,157.68	20.52
Multi-Sector	1,641.50	29.78	1,632.25	28.94
Communications	162.09	2.94	178.31	3.16
Power	402.27	7.30	404.73	7.18
Social	196.53	3.57	167.66	2.97
Transport	792.32	14.37	689.76	12.23
Agriculture and Rural Development	441.34	8.01	667.07	11.83
Urban Development	0.04	-	0.05	-
Industry, Mining and Quarrying	361.11	6.55	384.87	6.82
Water Supply and Sanitation	334.05	6.05	358.05	6.34

Total	5,512.44	100.00	5,640.43	100.00

Commercial Credit Risk: In the ordinary course of business, the Bank uses a variety of financial instruments, some of which involve elements of commercial credit risk in excess of the amount recorded on the balance sheet. Commercial credit risk exposure represents the maximum potential accounting loss due to possible non-performance by counterparties under the terms of the contracts. Additionally, the nature of the instruments involves contract value and notional principal amounts that are not reflected in the basic financial statements. For securities, the Bank limits trading to a list of authorized dealers and counterparties with the highest credit ratings. Credit risk is controlled through application of eligibility criteria and limits for transactions with individual counterparties, based on their credit rating and size, subject to a maximum of 10 percent of the Bank’s total risk capital for any single counterparty. The Bank may require collateral in the form of cash or other approved liquid securities from individual counterparties in order to mitigate its credit exposure.

The Bank has a potential risk of loss if the swap counterparty fails to perform its obligations. In order to reduce such credit risk, the Bank only enters into long-term swap transactions with counterparties eligible under the Bank’s Assets and Liability Management Guidelines, which include requirement that the counterparties have a minimum credit rating of AA-/Aa3. The Bank does not anticipate that any of its counterparties will fail to perform their obligations under such agreements.

Market Risks: Market risks encompass funding, liquidity, currency and interest, and exchange rate risks. Such risks are managed through the pricing of loans and the Bank’s overall asset and liability management practices. The Bank’s liquidity policy ensures that it has the resources to meet its net disbursement and debt service obligations and allow it flexibility in deciding the appropriate time to access the capital market. To achieve this objective, the Bank operates on a prudential minimum as well as an operational level of liquidity established by this policy. The prudential minimum level of liquidity is based on the debt service payment of the next year, the projected net loan disbursement for the next year, the loan equivalent value of signed guarantees and the undisbursed equity investments. All potential debt service payments due to early redemption of swaps and borrowings with embedded options are included in the determination of the debt service payment of the next year. To enable the Bank to take advantage of low-cost funding opportunities as they arise, the Bank’s policy allows it to build up liquid resources above the prudential minimum level. The maximum level of liquidity is limited to the total of the minimum plus 50% of the stock of undisbursed loans. The Bank maintains interest rate limits for each internally managed or externally managed active currency portfolio. The borrowing cost pass-through formulation incorporated in the lending rates charged on the Bank’s recent loans, has helped to limit the interest rate sensitivity of the net spread earnings on its loan portfolio. The Bank holds or lends the proceeds of its borrowings in the same currencies borrowed (after swap activities).

Also, to avoid currency mismatches, borrowers are required to service their loans in the currencies disbursed by the Bank. Furthermore, in order to minimize exchange rate risks, the Bank matches its borrowing obligations in any one currency (after swap activities) with assets in the same currency. The Bank also offers loans with interest rates directly linked to market interest rates. For such market-based loan products, the Bank’s net margin is preserved by using swaps to align the interest rate sensitivity of the loans with that of the Bank’s underlying funding (6-month LIBOR floating rate).

Net currency position at December 31, 2005 and 2004 was as follows:

Net currency position at December 31, 2005

(UA thousands)

	Euro	United States Dollar	Japanese Yen	Sterling	Other	Sub-total	Units of Account	Total

Assets
Cash	11,635	13,000	40,181	1,566	3,958	70,340	-	70,340
Demand obligations	-	-	-	-	3,801	3,801	-	3,801
Investments - Trading (net of repos) (a)	811,346	1,443,382	-	7,085	218,532	2,480,345	-	2,480,345
Investments - Held-to-maturity	534,185	923,935	236,966	505,914	-	2,201,000	-	2,201,000
Non-negotiable instruments on account of capital	1,401	18,725	-	-	-	20,126	5,771	25,897
Accounts receivable	118,369	269,013	66,092	18,486	72,721	544,681	11,699	556,380
Loans	2,164,673	1,989,951	750,359	3,226	409,612	5,317,821	8	5,317,829
Equity participations	2,139	50,075	-	-	10,668	62,882	105,815	168,697
Other assets	1,447	186	-	228	792	2,653	14,325	16,978

	3,645,195	4,708,267	1,093,598	536,505	720,084	10,703,649	137,618	10,841,267

Liabilities
Accounts payable	(129,264)	(146,022)	(32,134)	(1,207)	(99,266)	(407,893)	(90,330)	(498,223)
Borrowings and embedded derivatives	(314,366)	(2,641,645)	(1,919,909)	(60,237)	(952,975)	(5,889,132)	(51,266)	(5,940,398)

	(443,630)	(2,787,667)	(1,952,043)	(61,444)	(1,052,241)	(6,297,025)	(141,596)	(6,438,621)
Currency swaps on borrowings and related derivatives (b)	(1,757,860)	(92,667)	1,375,977	60,236	439,362	25,048	(49,619)	(24,571)
Currency position of equity as at December 31, 2005	1,443,705	1,827,933	517,532	535,297	107,205	4,431,672	(53,597)	4,378,075

% of sub-total	32.58	41.25	11.68	12.08	2.42	100.00	-	-
SDR Composition as at December 31, 2005	35.22	40.43	12.47	11.88	-	100.00	-	-

(a) Investments held for trading is made up as follows:

Investments held-for-trading net of repos		2,487,092
Derivative asset		1,060
Derivative liability		(7,807)

Amount per statement of net currency position		2,480,345

(b) Currency swaps on borrowings is made up as follows:
Derivative asset		284,867
Derivative liability		(309,438)

Net swaps on borrowings per statement of net currency position		(24,571)

Net currency position at December 31, 2004 (Restated - Note C)

(UA thousands)

	Euro	United States Dollar	Japanese Yen	Sterling	Other	Sub-total	Units of Account	Total

Assets
Cash	(800)	12,682	24,235	1,697	5,986	43,800	-	43,800
Demand obligations	-	109	-	-	3,800	3,909	-	3,909
Investments - Trading (net of repos) (a)	907,067	1,207,902	27,523	2,492	128,349	2,273,333	-	2,273,333
Investments - Held-to-maturity	691,230	818,420	225,280	401,477	-	2,136,407	-	2,136,407
Non-negotiable instruments on account of capital	1,985	19,703	-	-	-	21,688	9,492	31,180
Accounts receivable	158,268	229,458	97,568	16,600	55,803	557,697	(160,213)	397,484
Loans	2,250,290	2,085,150	893,810	3,226	407,951	5,640,427	-	5,640,427
Accumulated provision for impairment	-	-	-	-	-	-	(213,593)	(213,593)
Equity participations	2,273	39,974	-	-	13,490	55,737	104,866	160,603
Other assets	1,430	183	-	32	707	2,352	15,786	18,138

	4,011,743	4,413,581	1,268,416	425,524	616,086	10,735,350	(243,662)	10,491,688

Liabilities
Accounts payable	(79,840)	(141,137)	(35,391)	(6,965)	(27,250)	(290,583)	(86,585)	(377,168)
Borrowings and embedded derivatives	(334,417)	(2,436,542)	(1,946,417)	(83,347)	(838,166)	(5,638,889)	-	(5,638,889)

	(414,257)	(2,577,679)	(1,981,808)	(90,312)	(865,416)	(5,929,472)	(86,585)	(6,016,057)
Currency swaps on borrowings and related derivatives (b)	(1,973,344)	(156,942)	1,541,269	62,182	405,442	(121,393)	(101,327)	(222,720)

Currency position of equity as at December 31, 2004	1,624,142	1,678,960	827,877	397,394	156,112	4,684,485	(431,574)	4,252,911

% of sub-total	34.67	35.84	17.67	8.48	3.33	100.00	-	-
SDR Composition as at December 31. 2004	35.22	40.43	12.47	11.88	-	100.00	-	-

(a) Investments held for trading is made up as follows:
Amount per balance sheet :Investments held for trading net of repos		2,299,010
Derivative asset		1,226
Derivative liability		(17,608)
Repos		(9,295)

Amount per statement of net currency position		2,273,333

(b) Currency Swaps on borrowings is made up as follows:
Amount per balance sheet :
Derivative asset		273,564
Derivative liability		(496,284)

Net Swaps on borrowings per statement of net currency position		(222,720)

Liquidity Position
The Bank’s liquidity policy ensures that it has the resources to meet its net disbursement and debt service obligations while at the same time allowing the flexibility in deciding the appropriate time to access the capital markets. The Bank’s liquidity policy requires that it holds liquid assets in a target zone, above the required prudential minimum level of liquidity (PML) and less than the operational level of liquidity (OLL). The PML is computed as the sum of the debt service payment for the next year, the projected net loan disbursement for the next year, the loan equivalent value of signed guarantees and the undisbursed equity investments. As an operational guideline, the OLL is computed as the PML plus 50 percent of the stock of undisbursed loans. The table below provides an analysis of assets, liabilities and members’ equity into relevant maturity groupings based on the remaining period from the balance sheet date to contractual maturity date. It is presented under the most prudent consideration of maturity dates where options or repayment patterns allow for early repayment possibilities. Therefore, in the case of liabilities, the earliest possible repayment date is shown, while for assets, it is the latest possible repayment date. Assets and liabilities that do not have a contractual maturity date are grouped together in the “Maturity undefined” category.

Liquidity position at December 31, 2005 and 2004 was as follows:

Liquidity position at December 31, 2005

(UA thousands)

	One year or less	More than one year but less than two years	More than two years but less than three years	More than three years but less than four years	More than four years but less than five years	More than five years	Maturity undefined	Total
Assets
Cash	70,340	-	-	-	-	-	-	70,340
Demand obligations	3,801	-	-	-	-	-	-	3,801
Derivative assets	136,366	14,504	49,449	6,959	33,488	45,161		285,927
Investments - Trading (net of repos)	2,487,092	-	-	-	-	-	-	2,487,092
Investments - Held-to-maturity	222,220	223,520	228,780	307,450	355,980	830,548	32,502	2,201,000
Non-negotiable instruments on account of capital	6,615	4,428	4,090	3,918	4,004	2,842	-	25,897
Accounts receivable	754,144	-	-	-	-	-	(197,764)	556,380
Loans - Disbursed and outstanding	895,040	533,510	528,750	494,360	441,950	2,618,832	-	5,512,442
Accumulated provision for impairment	-	-	-	-	-	-	(194,613)	(194,613)
Equity participations	-	-	-	-	-	-	168,697	168,697
Other assets	-	-	-	-	-	-	16,978	16,978

Total assets	4,575,618	775,962	811,069	812,687	835,422	3,497,383	(174,200)	11,133,941

Liabilities and Equity
Accounts payable	(498,223)	-	-	-	-	-	-	(498,223)
Derivative liabilities	(63,136)	(20,359)	(62,658)	(7,093)	(40,370)	(123,629)	-	(317,245)
Borrowings and embedded derivatives	(700,400)	(348,170)	(1,083,950)	(420,130)	(956,780)	(2,436,348)	5,380	(5,940,398)
Equity		-	-	-	-	-	(4,378,075)	(4,378,075)

Total liabilities and equity	(1,261,759)	(368,529)	(1,146,608)	(427,223)	(997,150)	(2,559,977)	(4,372,695)	(11,133,941)

Liquidity position as at December 31, 2005	3,313,859	407,433	(335,539)	385,464	(161,728)	937,406	(4,546,895)	-

Supplementary information:

Loans in chronic arrears (more than 2 years) included in loan balance above.	433,335	66,181	55,374	42,577	36,018	54,690	-	688,175

Liquidity position at December 31, 2004 (Restated - Note C)

(UA thousands)

	One year or less	More than one year but less than two years	More than two years but less than three years	More than three years but less than four years	More than four years but less than five years	More than five years	Maturity undefined	Total
Assets
Due from Bank	43,800	-	-	-	-	-	-	43,800
Demand obligations	3,909	-	-	-	-	-	-	3,909
Derivative asset	5,687	23,348	19,816	60,847	-	165,092	-	274,790
Investments - Trading (net of repos)	2,289,715	-	-	-	-	-	-	2,289,715
Investments - Held-to-maturity	212,273	179,429	204,094	217,567	279,801	1,043,243	-	2,136,407
Non negotiable instruments on account of capital	4,766	6,163	4,773	4,218	4,502	6,758	-	31,180
Accounts receivable	584,222	1,338	-	-	-	-	-	585,560
Provision for loan charges	-	-	-	-	-	-	(188,076)	(188,076)
Loans	843,050	529,760	540,560	535,030	496,740	2,695,287	-	5,640,427
Accumulated provision for impairment	-	-	-	-	-	-	(213,593)	(213,593)
Equity participations	-	-	-	-	-	160,603	-	160,603
Other assets	533	-	-	-	-	17,605	-	18,138

Total assets	3,987,955	740,038	769,243	817,662	781,043	4,088,588	(401,669)	10,782,860

Liabilities and Equity
Accounts payable	(377,168)	-	-	-	-	-		(377,168)
Derivative liability	(121,628)	(12,314)	(16,638)	(111,483)	(14,326)	(237,503)		(513,892)
Borrowings and embedded derivatives	(606,072)	(396,082)	(321,841)	(1,049,966)	(68,854)	(3,202,194)	6,120	(5,638,889)
Equity	-	-	-	-	-	-	(4,252,911)	(4,252,911)

Total liabilities and equity	(1,104,868)	(408,396)	(338,479)	(1,161,449)	(83,180)	(3,439,697)	(4,246,791)	(10,782,860)

Liquidity position as at December 31, 2004	2,883,087	331,642	430,764	(343,787)	697,863	648,891	(4,648,460)	-

Supplementary information:

Loans in chronic arrears (more than 2 years) included in loan balance above	270,610	108,350	78,170	6,060	-	-	-	463,190

Interest Rate Risk
Interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market interest rates. The length of time for which the rate of interest is fixed on a financial instrument indicates to what extent it is exposed to interest rate risk. The table below provides information on the extent of the Bank’s interest rate exposure based either on the contractual maturity date of its financial instruments or, in the case of instruments that reprice to a market rate of interest before maturity, the next repricing date. Securities that comprise the Bank’s dealing portfolio are assumed to reprice within the “one year or less” category.

Interest rate risk position as at December 31, 2005 and 2004 was as follows:

Interest rate risk position as at December 31, 2005

(UA thousands)

	One year or less	More than one year but less than two years	More than two years but less than three years	More than three years but less than four years	More than four years but less than five years	More than five years	Non interest bearing funds	Total
Assets
Cash	70,340	-	-	-	-	-	-	70,340
Demand obligations	3,801	-	-	-	-	-	-	3,801
Investments (a)	2,796,958	226,915	302,019	343,721	357,724	654,008	-	4,681,345
Non negotiable instruments on account of capital	6,399	4,418	4,039	3,835	4,138	3,068	-	25,897
Accounts receivable	750,993	-	-	-	-	-	(194,613)	556,380
Loans - Disbursed and outstanding	1,852,608	605,843	276,974	219,773	169,836	2,387,408	-	5,512,442
Accumulated provision for impairment	-	-	-	-	-	-	(194,613)	(194,613)
Equity participations	-	-	-	-	-	-	168,697	168,697
Other assets	-	-	-	-	-	-	16,978	16,978

	5,481,099	837,176	583,032	567,329	531,698	3,044,484	(203,551)	10,841,267

Liabilities
Accounts payable	(498,223)	-	-	-	-	-	-	(498,223)
Borrowings (b)	(4,136,033)	(554,768)	(86,558)	(53,766)	(8,405)	(1,217,599)	92,160	(5,964,969)
Macro hedge swaps	(238,583)	9,795	23,788	-	-	205,000	-	-

	(4,872,839)	(544,973)	(62,770)	(53,766)	(8,405)	(1,012,599)	92,160	(6,463,192)

Position of interest rate risk as at December 31, 2005*	608,260	292,203	520,262	513,563	523,293	2,031,885	(111,391)	4,378,075

* Position of interest rate risk represents equity.

(a) Investments comprise the following:
Amount per balance sheet:
Investments	5,155,053
Derivative assets - investments	1,060
Derivative liabilities - investments	(7,807)
Securities sold under agreements to repurchase	(466,961)

Amount per statement of interest rate risk	4,681,345

(b) Borrowings comprise the following:
Amount per balance sheet:
Borrowings	5,940,398
Derivative assets - borrowings	309,438
Derivative liabilities - borrowings	(284,867)

Net borrowings per statement of interest rate risk	5,964,969

Interest rate risk position as at December 31, 2004 (Restated - Note C)

(UA thousands)

	One year or less	More than one year but less than two years	More than two years but less than three years	More than three years but less than four years	More than four years but less than five years	More than five years	Non interest bearing funds	Total
Assets
Due from Bank	43,800	-	-	-	-	-	-	43,800
Demand obligations	-	-	-	-	-	-	3,909	3,909
Investments - Trading (a)	2,273,333	-	-	-	-	-	-	2,273,333
Investments - Held-to-Maturity	196,913	176,888	197,210	215,180	274,431	1,026,394	49,391	2,136,407
Non negotiable Instruments on account of capital	-	-	-	-	-	-	31,180	31,180
Accounts receivable	585,560	-	-	-	-	-	(188,076)	397,484
Loans	2,619,573	198,137	341,660	246,131	157,942	2,076,984	-	5,640,427
Accumulated provision for impairment	-	-	-	-	-	-	(213,593)	(213,593)
Equity participations	-	-	-	-	-	-	160,603	160,603
Other assets	-	-	-	-	-	-	18,138	18,138

	5,719,179	375,025	538,870	461,311	432,373	3,103,378	(138,448)	10,491,688

Liabilities
Accounts payable	(377,168)	-	-	-	-		-	(377,168)
Borrowings (b)	(4,537,539)	(222)	(176,669)	(57,125)	(222)	(1,018,442)	(71,390)	(5,861,609)
Macro hedge swaps	(201,450)	57,480	22,120	9,530	9,530	102,790	-	-

	(5,116,157)	57,258	(154,549)	(47,595)	9,308	(915,652)	(71,390)	(6,238,777)

Position of interest rate risk as at December 31, 2004*	603,022	432,283	384,321	413,716	441,681	2,187,726	(209,838)	4,252,911

* Position of interest rate represents equity.

(a) Investments held-for-trading is made up as follows:
Amount per balance sheet:
Investments trading	2,299,010
Derivative asset	1,226
Derivative liability	(17,608)
Securities sold under agreements to repurchase	(9,295)

Amount per statement of interest rate risk	2,273,333

(b) Borrowings is made up as follows:
Amount per balance sheet:
Borrowings	5,638,889
Derivative asset	(273,564)
Derivative liability	496,284

Net borrowings per statement of interest rate risk	5,861,609

NOTE Q – RELATED PARTIES

The following related parties have been identified:

The Bank makes or guarantees loans to some of its members who are also its shareholders, and borrows funds from the capital markets in the territories of some of its shareholders. As a multilateral development institution with membership comprising 53 African states and 24 non-African states (the “regional members” and “non-regional members” respectively), subscriptions to the Capital of the Bank are made by all its members. All the powers of the Bank are vested in the Board of Governors, which consists of the Governor appointed by each member of the Bank, who exercises the voting power of the appointing member country. Member country subscriptions and voting powers are disclosed in Note K. The Board of Directors, which is constituted by eighteen (18) Directors elected by the member countries, is responsible for the conduct of the general operations of the Bank, and for this purpose, exercises all the powers delegated to it by the Board of Governors. The Bank also makes or guarantees loans to certain of the agencies of its regional member countries and to public and private enterprises operating within such countries. Such loans are approved by the Board of Directors. Outstanding balances on loans granted to regional member countries are disclosed in Note P. Outstanding borrowings of the Bank are disclosed in Note J.

In addition to its ordinary resources, the Bank administers the resources of other entities under special arrangements. In this regard, the Bank administers the resources of the African Development Fund (ADF). Furthermore, the Bank administers various special funds and trust funds which have purposes that are consistent with its objectives of promoting the economic development and social progress of its regional member countries. In this connection, the Bank administers the Nigeria Trust Fund (NTF) as well as multilateral and bilateral donor funds in the form of grants.

The ADF was established pursuant to an agreement between the Bank and certain countries. The general operation of ADF is conducted by a 12-member Board of Directors of which 6 members are selected by the Bank. The Bank exercises 50 percent of the voting power in ADF and the President of the Bank is the ex-officio President of the Fund. To carry out its functions, the ADF utilizes the offices, staff, organization, services and facilities of the Bank, for which it reimburses the Bank based on an agreed cost-sharing formula, driven in large part by the number of programs and projects executed during the year. The Bank’s investment in ADF is included in Equity Participation and disclosed in Note H. In addition to the amount reported as Equity Participation, the Bank periodically makes net income allocation to the Fund, to further its objectives. Net income allocations are reported as Other Resources in the books of the Fund. Net income alloca- tion to the Fund in 2005 amounted to UA 46.30 million (2004: UA 10.00 million).

The NTF is a special fund administered by the Bank with resources contributed by Nigeria. The ADB Board of Directors conducts the gen- eral operations of NTF on the basis of the terms of the NTF Agreement and, in this connection the Bank consults with the Government of Nigeria. The NTF also utilizes the offices, staff, organization, services and facilities of the Bank for which it reimburses to the Bank, its share of administrative expenses for such utilization. The share of administrative expenses reimbursed to the Bank by both the ADF and NTF are disclosed in Note N.

The grant resources administered by the Bank on behalf of other donors, including its member countries, agencies and other entities are generally restricted for specific uses, which include the co-financing of Bank’s lending projects, debt reduction operations and technical assistance for borrowers including feasibility studies. Details of the outstanding balance on such grant funds are disclosed in Note T-5.

The Bank also administers the Staff Retirement and Medical Benefit Plan. The activities of the Staff Retirement and Medical Benefit Plans are disclosed in Note O.

Management personnel compensation

Compensation paid to the Bank’s management personnel and executive directors during the year ended December 31, 2005 and 2004 was made up as follows:

(Amounts in UA thousands)	2005	2004

Salaries	14,839	14,896
Termination benefits	332	328
Contribution to retirement and medical plan	2,699	2,324
Other benefits	4,035	5,390

Total	21,905	22,938

The Bank may also provide personal loans and advances to its staff, including those in management. Such loans and advances, guaranteed by the terminal benefits payable at the time of departure from the Bank, are granted in accordance with the Bank’s rules and regulations. At December 31, 2005 outstanding balances on loans and advances to management staff amounted to UA 3.29 million (2004: UA 3.82 million). No expense was recognized during the year in respect of impairment on debts due from related parties.

NOTE R – EVENTS AFTER THE BALANCE SHEET DATE

Multilateral Debt Relief Initiative: At the Gleneagles Summit on July 8, 2005, the Group of 8 major industrial countries agreed on a proposal for the African Development Fund (ADF), the International Development Association (IDA), and the International Monetary Fund (IMF) to cancel 100 percent of their claims on countries that have reached, or will reach, the completion point under the enhanced HIPC Initiative. Through the Development Committee Communiqué of September 25, 2005, the donor community expressed its support for this Multilateral Debt Relief Initiative (MDRI), and urged the institutions referred to above to proceed with the necessary steps to ensure implementation.

The main objective of the MDRI is to complete the process of debt relief for HIPCs by providing additional resources to help 38 countries worldwide, 32 of which are in Africa, to make progress towards achieving the Millennium Development Goals (MDGs), while simultaneously safeguarding the long-term financing capacity of the ADF and the IDA. The debt cancellation would be delivered by relieving post-completion-point HIPCs’ repayment obligations and adjusting their gross assistance flows downward by the same amount. To maintain the financial integrity of the ADF, donors would make additional contributions to ADF to match “dollar-for-dollar” the foregone principal and service charge payments.

For the ADF, based on debt disbursed and outstanding at December 31, 2004 (cut-off date) and an effective implementation date of January 1 2006, a total of approximately UA 6.1 billion in loans outstanding to eligible HIPC countries is expected to be either cancelled under the MDRI or repaid from HIPC resources. Of this amount, UA 4.0 billion related to countries that were already at HIPC completion point as of December 31 2005.

As of March 29, 2006, when these financial statements were authorized by the Board of Directors for transmission to the Board of Governors for approval, the MDRI, which is expected to become effective during 2006, had not become effective. Once it becomes effec- tive, it would result in the immediate reduction in total ADF loans outstanding by the amount of loans actually cancelled, and therefore a corresponding decrease in the net assets of the ADF. Such decrease is expected to be offset over time with the compensation received from the donors. Although the full effects of the MDRI on future financial statements of the Fund will only be known after final agree- ment by the donors on the key terms, the reduction in total ADF outstanding loans as stated above will impact the net assets of the Fund and consequently the ADB’s share of such assets for the purposes of the determination of the value of the Bank’s investment in ADF. The MDRI has no effect on the financial statements for the year ended December 31, 2005.

NOTE S – APPROVAL OF FINANCIAL STATEMENTS

On March 29, 2006, the Board of Directors of the Bank authorized these financial statements for issue to the Board of Governors. The financial statements will be approved by the Board of Governors at its annual meeting in May 2006.

NOTE T – SUPPLEMENTARY DISCLOSURES

NOTE T-1: EXCHANGE RATES
The rates used for translating currencies into Units of Account at December 31, 2005, and 2004 were as follows:

		2005	2004

1 UA = SDR =	Algerian Dinar	106.172000	112.168000
	Angolan Kwanza	115.024000	133.138000
	Botswana Pula	7.870420	6.631700
	Brazilian Real	3.344340	4.121060
	Canadian Dollar	1.664180	1.869200
	Chinese Yuan	11.534500	12.810700
	CFA Franc	794.725000	747.896000
	Danish Krone	9.038810	8.462960
	Egyptian Pound	8.315660	9.342050
	Ethiopian Birr	12.359500	12.959700
	Euro	1.211550	1.140160
	Gambian Dalasi	40.771100	39.053800
	Ghanaian Cedi	12,958.800000	13,563.000000
	Guinean Franc	5,532.230000	2,941.760000
	Indian Rupee	64.416800	67.680100
	Japanese Yen	168.610000	161.161000
	Kenyan Shilling	106.078000	124.780000
	Korean Won	1,458.260000	1,608.290000
	Kuwaiti Dinar	0.418938	0.456488
	Libyan Dinar	1.932370	1.932370
	Mauritian Rupee	43.830800	43.852300
	Moroccan Dirham	13.199900	12.896000
	Nigerian Naira	187.274000	203.307000
	Norwegian Krone	9.674270	9.377960
	Pound Sterling	0.830055	0.804085
	Sao Tomé Dobra	14,533.100000	14,360.100000
	Saudi Arabian Riyal	5.359750	5.823770
	South African Rand	9.040120	8.743400
	Swedish Krona	11.336300	10.235100
	Swiss Franc	1.878480	1.757380
	Tunisian Dinar	1.945380	1.864890
	Ugandan Shilling	2,603.460000	2,682.560000
	United States Dollar	1.429270	1.553010
	Zimbabwean Dollar	37,598.000000	8,250.410000

No representation is made that any currency held by the Bank can be or could have been converted into any other currency at the cross rates resulting from the rates indicated above.

NOTE T-2: ARREARS CLEARANCE OPERATIONS

(i) The Democratic Republic of Congo (DRC)
In connection with an internationally co-ordinated effort between the Bank, the International Monetary Fund (the IMF), the World Bank and other bilateral and multilateral donors to assist the Democratic Republic of Congo (DRC) in its reconstruction efforts, the Board of Directors on June 26, 2002 approved an arrears clearance plan for the DRC. Under the arrears clearance plan, contributions received from the donor community were used immediately for partial clearance of the arrears owed by the DRC. The residual amount of the DRC’s arrears to the Bank and loan amounts not yet due have been consolidated into new contractual receivables, such that the present value of the new loans equals the present value of the amounts that were owed under the previous contractual terms. The new loans carry the weighted average interest rate of the old loans. In approving the arrears clearance plan, the Board of Directors considered the follow- ing factors: a) the arrears clearance plan is part of an internationally coordinated arrangement for the DRC; b) the magnitude of DRC’s arrears to the Bank ruled out conventional solutions; c) the prolonged armed conflict in the DRC has created extensive destruction of physical assets, such that the DRC had almost no capacity for servicing its debt; and d) the proposed package would result in a significant improvement in its repayment capacity, if appropriate supporting measures are taken. Furthermore, there was no automatic linkage between the arrears clearance mechanism and the debt relief that may be subsequently provided on the consolidated facility. In June 2004, the DRC reached its decision point under the Heavily Indebted Poor Countries (HIPC) initiative. Consequently, the consolidated facility has since that date benefited from partial debt service relief under HIPC.

A special account, separate from the assets of the Bank, has been established for all contributions towards the DRC arrears clearance plan. Such contributions may include allocations of the net income of the Bank that the Board of Governors of the Bank may from time to time make to the special account, representing the Bank’s contribution to the arrears clearance plan. The amount of such net income allocation is subject to the approval of the Boards of Governors of the Bank, typically occurring during the annual general meeting of the Bank. Consequently, income received on the consolidated DRC loans is recognized in current earnings and is transferred out of reserves to the special account only after the formal allocation, in whole or in part, of such amount by the Board of Governors of the Bank.

(ii) Assistance to Post-Conflict Countries
The Bank has established a framework to assist post-conflict countries in clearing their loan arrears to the Bank Group. The framework entails the setting aside of a pool of resources with contributions from the ADB net income allocations and contributions from the ADF. Contributions would also be accepted from third parties that are interested in facilitating the process of re-engaging the post-conflict countries in the development process and in assisting them to reach the Heavily Indebted Poor Countries (HIPC) decision point. Resources would be provided on a case-by-case basis to genuine post-conflict countries not yet receiving debt relief to fill financing gaps after maximum effort by the post-conflict country to clear its arrears to the Bank Group. In this connection, the Board of Governors by its Resolution B/BG/2004/07 of May 25, 2004 approved an allocation of UA 45 million from the 2003 net income of the Bank, to the Post- Conflict Countries Fund (PCCF). The Board of Governors also, by its resolution B/BG/2005/05 of May 18, 2005 approved an additional allocation of UA 30 million from the 2004 net income as the second instalment of the Bank’s contribution to the facility. Contributions received from ADB will not be used to clear debts owed to the Bank by beneficiary post-conflict countries. The resources of the PCCF are kept separate and distinct from those of the ADB.

(iii) Heavily Indebted Poor Countries (HIPC) Initiative
The Bank participates in a multilateral initiative for addressing the debt problems of countries identified as Heavily Indebted Poor Countries (HIPCs). Under this initiative, creditors provide debt relief for eligible countries that demonstrate good policy performance over an extended period to bring their debt burdens to sustainable levels. Under the original framework of HIPC initiatives, selected loans to eligible beneficiary countries were paid off by the HIPC Trust Fund at a price equivalent to the lower of the net present value of the loans, as calculated using the methodology agreed under the initiatives, and their nominal values.

Following the signature of a HIPC debt relief agreement, the relevant loans were paid off at the lower of their net present value or their carrying value. On average, loans in the ADB’s portfolio carry higher interest rates than the present value discount rates applied and therefore the net present value of the loans exceeds the book value. Consequently, affected ADB loans were paid off by the HIPC Trust Fund at book values.

The HIPC initiative was enhanced in 1999 to provide greater, faster and more poverty-focused debt relief. This was achieved by reducing the eligibility criteria for qualification under the initiative and by commencing debt relief much earlier than under the original framework. Under the enhanced framework, where 32 African countries are eligible, the debt relief is delivered through annual debt service reductions; and release of up to 80 percent of annual debt service obligations as they come due until the total debt relief is provided. In addition, interim financing between the decision and completion points, of up to 40 percent of total debt relief is provided whenever possible, within a 15-year horizon. At December 31, 2005, the Board of Directors had approved relief for 17 ADB borrowing countries, of which 14 had reached the completion point. During the year ended December 31, 2005, debt relief of UA 106.05 million (2004: UA 129.48 million) was received on behalf of the ADB borrowing countries.

NOTE T-3: SPECIAL FUNDS

Under Article 8 of the Agreement Establishing the Bank, the Bank may establish or be entrusted with the administration of special funds. At December 31, 2005 and 2004, the following funds were held separately from those of the ordinary capital resources of the Bank:

(i) The Nigeria Trust Fund was established under an agreement signed on February 26, 1976 (the Agreement) between the African Development Bank and the Federal Republic of Nigeria. The Agreement stipulates that the Fund shall be in effect for a period of 30 years from the date the Agreement became effective and that the resources of the Fund shall be transferred to Nigeria upon termination. However, the 30-year sunset period may be extended by mutual agreement between the Bank and Nigeria. Although the terms of the current agreement would terminate on April 25, 2006, negotiations are at an advanced stage between the Bank and the Nigerian Authorities for the renewal of the agreement and extension of the life of the Fund. To enable the Fund to continue to operate pending the conclusion of the negotiations, the two parties have agreed to a one-year extension of the life of the Fund under the same terms and conditions as the current agreement. The initial capital of this Fund was Naira 50 million payable in two equal instalments of Naira 25 million each, in freely convertible currencies. The first instalment, equivalent to US$ 39.90 million, was received by the Bank on July 14, 1976, and payment of the second instalment, equivalent to US$ 39.61 million, was made on February 1, 1977.

During May 1981, the Federal Republic of Nigeria announced the replenishment of the Fund with Naira 50 million. The first instalment of Naira 35 million (US$ 52.29 million) was paid on October 7, 1981. The second instalment of Naira 8 million (US$ 10.87 million) was received on May 4, 1984. The payment of the third instalment of Naira 7 million (US$ 7.38 million) was made on September 13, 1985.

The resources of the Nigeria Trust Fund at December 31, 2005 and 2004 are summarized below:

		Restated
(UA thousands)	2005	2004

Contribution received	128,586	128,586
Funds generated (net)	374,183	364,056
Adjustment for translation of currencies	(93,693)	(125,719)

	409,076	366 923

Represented by:
Due from banks	1,916	856
Investments	321,736	308,231
Accrued income and charges receivables on loans	10,770	8,108
Accrued interest on investments	4,970	4,375
Other amounts receivable	10	287
Loans outstanding	70,908	65,408

	410,310	387,265
Less: Current accounts payable	(1,234)	(20,342)

	409,076	366,923

(ii) The Special Relief Fund (for African countries affected by drought) was established by Board of Governors’ Resolution 20-74 to assist African countries affected by unpredictable disasters. The purpose of this fund was subsequently expanded in 1991 to include the provision of assistance, on a grant basis, to research institutions whose research objectives in specified fields are likely to facilitate the Bank’s objective of meeting the needs of regional member countries in those fields. The resources of the Fund consist of contributions by the Bank, the African Development Fund and various member states.

The summary statement of the resources and assets of the Special Relief Fund (for African countries affected by drought) as at December 31, 2005 and 2004 follows:

(UA thousands)	2005	2004

Fund balance	47,448	42,448
Funds generated	3,083	2,599
Funds allocated to SDA	1	1
Less: Relief disbursed	(40,133)	(38,081)

	10,399	6,967

Represented by:
Due from banks	102	285
Investments	10,635	6,844
Interest receivable	9	8

	10,746	7,137
Less: Account payable	(347)	(170)

	10,399	6,967

At December 31, 2005, a total of UA 5.25 million (2004: UA 1.77 million) had been committed but not yet disbursed under the Special Relief Fund.

NOTE T-4: TRUST FUNDS
The Bank has been entrusted, under Resolutions 11-70, 19-74 and 10-85 of the Board of Governors, with the administration of the Mamoun Beheiry Fund, the Arab Oil Fund, and the Special Emergency Assistance Fund for Drought and Famine in Africa. These funds, held separately from those of the ordinary resources of the Bank, are maintained and accounted for in specific currencies, which are translated into Units of Account at exchange rates prevailing at the end of the year.

(i) The Mamoun Beheiry Fund was established under Board of Governors’ Resolution 11-70 of October 31, 1970, whereby Mr. Mamoun Beheiry, former President of the Bank, agreed to set up a fund which could be used by the Bank to reward staff members who had demonstrated outstanding performance in fostering the objectives of the Bank.

(ii) The Arab Oil Fund (contribution of Algeria) was established following Board of Governors’ Resolution 19-74 of July 4, 1974. Under a protocol agreement dated November 15, 1974, the Bank received the sum of US$ 20 million from the Government of Algeria to be kept as a Trust Fund from which loans could be granted to member countries affected by high oil prices. On August 11, 1975, an amount of US$ 5.55 million was refunded to Algeria upon request, leaving a balance of US$ 14.45 million, from which loans refundable directly to Algeria have been made. At December 31, 2005, a total of US$ 13.45 million (2004: US$ 13.45 million) had been so repaid.

(iii) The Special Emergency Assistance Fund for Drought and Famine in Africa (SEAF) was established by the 20th Meeting of Heads of State and Government of member countries of the African Union formerly the Organization of African Unity (OAU) held in Addis Ababa, Ethiopia, from November 12 to 15, 1984, under Resolution AHG/Res. 133 (XX), with the objective of giving assistance to African member countries affected by drought and famine.

The financial highlights of these Trust Funds at December 31, 2005 and 2004 are summarized below:

(UA thousands)		2005	2004

i)	Mamoun Beheiry Fund
	Contribution	152	152
	Income from investments	197	195

		349	347
	Less: Prize awarded	(30)	(13)
	Gift	(25)	(25)

		294	309

	Represented by:
	Short-term deposits	277	293
	Due from banks	15	14
	Accrued interest	2	2

		294	309

ii)	Arab Oil Fund (contribution of Algeria)
	Net contribution	700	644

	Represented by:
	Loans disbursed net of repayments	700	644

iii)	Special Emergency Assistance Fund for Drought and Famine in Africa
	Contributions	22,027	20,271
	Funds generated	5,395	4,841

		27,422	25,112
	Relief granted	(23,012)	(21,178)

		4,410	3,934

	Represented by:
	Due from banks	207	183
	Investments	4,200	3,741
	Accrued interest	3	10

		4,410	3,934

	Total Resources & Assets of Trust Funds	5,404	4,887

NOTE T-5: GRANTS
The Bank administers grants on behalf of donors, including member countries, agencies and other entities. Grant resources are restricted for specific uses, which include the co-financing of the Bank’s lending projects, debt reduction operations, technical assistance for borrowers including feasibility studies and project preparation, global and regional programs and research and training programs. These funds are placed in trust and are not included in the assets of the Bank. In accordance with Article 11 of the Agreement establishing the Bank, the accounts of these grants are kept separate from those of the Bank.

The undisbursed balances of the grant resources at December 31, 2005 and 2004 were as follows:

(UA thousands)	2005	2004

AMINA	1,455	1,310
AMTA/NAMTA	141	21
Belgium	2,314	2,681
Canada	372	190
China	55	51
Denmark	1,585	1,886
Finland	727	514
France	3,120	3,266
ICP - Africa	434	419
India	1,169	1,303
Italy	7,714	18,150
Korea	1,484	1,403
NEPAD	2,387	-
Nigeria	17,763	-
Nordic	1,611	1,633
The Netherlands	3,681	3,487
Norway	1,274	1,326
Spain	375	534
Sweden	1,250	2,077
Switzerland	269	287
Others	172	60

Total	49,352	40,598

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MEMBERSHIP OF FRANCE

          France became a member on 30 December 1983. At 31 December 2005, France had subscribed to 81,413 shares of the capital stock (par value UA 10,000 per share) of the Bank. Of this subscription of UA 814,130,000, an amount of UA 734,730,000 was callable capital and UA 79,400,000 was paid-up capital.

          At 31 December 2005, France was entitled to cast 82,040 votes (3.721 per cent) of the total votes of all members. France is represented on the Bank’s Board of Governors by Mr. Xavier Musca as Governor.

MEMBERSHIP OF GERMANY

          Germany became a member of the Bank on 18 February 1983. At 31 December 2005, Germany had subscribed to 89,374 shares of the capital stock (par value UA 10,000 per share) of the Bank. Of this subscription of UA 893,740,000, an amount of UA 806,570,000 was callable capital and UA 87,160,000 was paid-up capital.

          At 31 December 2005, Germany was entitled to cast 90,000 votes (4.082 per cent) of the total votes of all members. Germany is represented on the Bank’s Board of Governors by. Mrs. Karin Kortmann as Governor.

MEMBERSHIP OF JAPAN

          Japan became a member of the Bank on 3 December 1982. At 31 December 2005, Japan had subscribed to 118,715 shares of the capital stock (par value UA 10,000 per share) of the Bank. Of this subscription of UA 1,187,150,000, an amount of UA 1,074,450,000 was callable capital and UA 112,690,000 was paid-up capital.

          At 31 December 2005, Japan was entitled to cast 119,340 votes (5.413 per cent) of the total votes of all members. Japan is represented on the Bank’s Board of Governors by Mr. Sadakazu Tanigaki as Governor.

MEMBERSHIP OF SWITZERLAND

          Switzerland became a member of the Bank on 30 December 1992. At 31 December 2005, Switzerland had subscribed to 31,698 shares of the capital stock (par value UA 10,000 per share) of the Bank. Of this subscription of UA 316,980,000, an amount of UA 286,900,000 was callable capital and UA 30,090,000 was paid-up capital.

          At 31 December 2005, Switzerland was entitled to cast 32,325 votes (1.466 per cent) of the total votes of all members. Switzerland is represented on the Bank’s Board of Governors by Ambassador Oscar Knapp as Governor.

MEMBERSHIP OF THE UNITED KINGDOM

          The United Kingdom became a member of the Bank on 29 April 1983. At 31 December 2005, the United Kingdom had subscribed to 36,344 shares of the capital stock (par value UA 10,000 per share) of the Bank. Of this subscription of UA 363,440,000, an amount of UA 328,940,000 was callable capital and UA 34,500,000 was paid-up capital.

          At 31 December 2005, the United Kingdom was entitled to cast 36,970 votes (1.677 per cent) of the total votes of all members. The United Kingdom is represented on the Bank’s Board of Governors by Mr. Hilary Benn as Governor.

MEMBERSHIP OF THE UNITED STATES OF AMERICA

          The United States of America became a member of the Bank on 8 February 1983 pursuant to the African Development Bank Act.

          At 31 December 2005, pursuant to subscription letters, the United States had subscribed to 143,221 shares of the capital stock (par value UA 10,000 per share) of the Bank. Of the subscription of UA 1,432,209,342, an amount of UA 1,295,949,342 was callable capital and UA 136, 260,000 was paid-up capital.

          The General Counsel of the Treasury Department of the United States has rendered an opinion to the effect that the portion of the United States subscription to the callable capital that has been provided for in budgetary and appropriations legislation is an obligation backed by the full faith and credit of the United States, although appropriations by the United States Congress would be required to enable the Secretary of the Treasury to pay any part of the subscription to callable capital if it were called by the Bank.

          At 31 December 2005, the United States was entitled to cast 143,846 votes (6.525 per cent) of the total votes of the members. The United States of America is represented on the Bank’s Board of Governors by Mr. John W. Snow as Governor.